File Nos.   333-111049
                                                                811-05618
==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                 Initial Filing
                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                   (X)
            Pre-Effective Amendment No. 1                                 (X)
            Post-Effective Amendment No.                                  ( )

REGISTRATION  STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          ( )
            Amendment  No. 150                                            (X)

                      (Check appropriate box or boxes.)

     ALLIANZ  LIFE  VARIABLE  ACCOUNT  B
     ------------------------------------
        (Exact  Name  of  Registrant)

     ALLIANZ  LIFE  INSURANCE  COMPANY  OF  NORTH AMERICA
     ----------------------------------------------------
        (Name  of  Depositor)

     5701 Golden Hills Drive, Minneapolis, MN                        55416
     -------------------------------------------                     --------
     (Address  of  Depositor's  Principal  Executive  Offices)      (Zip Code)


Depositor's  Telephone  Number,  including  Area  Code    (763)  765-2913

     Name  and  Address  of  Agent  for  Service
     -------------------------------------
          Stewart D. Gregg
          Allianz  Life  Insurance  Company  of  North  America
          5701 Golden Hills Drive
          Minneapolis,  MN    55416
          (763) 765-2913

Approximate Date of Proposed Public Offering:

     As soon as practicable after the effective date of this filing.

Title of Securities Registered:

     Individual Deferred Variable Annuity Contracts


================================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                               PART A PROSPECTUS
                         THE USALLIANZ HIGH FIVE TM BONUS

                            VARIABLE ANNUITY CONTRACT

                                    ISSUED BY

                       ALLIANZ LIFE(R) VARIABLE ACCOUNT B

                                       AND

                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

This prospectus describes a bonus individual flexible purchase payment variable deferred annuity contract (Contract) issued by Allianz Life Insurance Company of North America (Allianz Life, we, us, our).

FOR YOUR CONVENIENCE WE HAVE PROVIDED A GLOSSARY (SEE SECTION 13) THAT DEFINES KEY, CAPITALIZED TERMS THAT ARE USED IN THIS PROSPECTUS.

The Contract is called "flexible purchase payment" because you can generally make Purchase Payments at any time and for any amount (subject to certain restrictions) during the Accumulation Phase, which is the first of the Contract's two phases. The Contract is called a "deferred" annuity contract because Annuity Payments to you from the Contract are deferred until the Payout Phase, the second of the Contract's two phases.

The Contract is a "variable" contract because your Contract Values and/or your variable Annuity Payments will increase or decrease depending on the performance of the underlying Investment Options you select.


The Contract offers a bonus feature during the Accumulation Phase on each net Purchase Payment received prior to any owner's 81st birthday. The bonus is subject to a vesting schedule. Contract charges are assessed against the total value of your Contract, including any unvested bonus amounts. Annuity contracts that credit a bonus generally have higher fees and charges than contracts that do not credit a bonus. Therefore the bonus may be more than offset by the additional fees and charges associated with the bonus.


The Contract provides for Living Guarantees. These guarantees are the Guaranteed Account Value Benefit (GAV Benefit), the Guaranteed Minimum Income Benefit
(GMIB) and the Guaranteed Withdrawal Benefit (GWB). There are no additional fees and charges associated with these Living Guarantees. The Living Guarantees are provided as a package and are not available individually. In some states, the Living Guarantees may include only one or two of the benefits.


The GAV Benefit guarantees that beginning on your fifth Contract Anniversary, and on each subsequent Contract Anniversary until the Contract terminates or you begin receiving Annuity Payments, your Contract Value will be at least equal to the Guaranteed Account Value (GAV) from five years ago, reduced by subsequent partial withdrawals. The GAV Benefit is intended to provide a level of protection for the principal you have invested in the Contract as well as to lock in some of your investment gains from prior years. However, the GAV Benefit does not provide any protection until the fifth and subsequent Contract Anniversaries, and it does not lock in any investment gains until at least five years after they occur. The GAV benefit guarantees are supported by automatic transfers of amounts from the Investment Options to the Fixed Period Accounts
(FPAs). Transfers from the FPAs may involve a Market Value Adjustment (MVA).


The GMIB guarantees a minimum level of income through Annuity Payments after the fifth Contract Year. The GWB guarantees a minimum level of income through partial withdrawals.


You can purchase this Contract if all owners and the Annuitant are 80 or younger on the Issue Date. You can allocate your Purchase Payments to the Investment Choices available under your Contract. The Investment Choices currently include the variable Investment Options listed below and any available Fixed Account Investment Choices. The variable Investment Options invest in different types of securities and follow varying investment strategies. Depending on market conditions, you can gain or lose value by investing in the Investment Options. You can select up to ten Investment Options at any one time. One or more of the Investment Choices may not be available in your state. We may add, substitute or remove Investment Choices in the future.


AIM
USAZ AIM Basic Value Fund
USAZ AIM Blue Chip Fund
USAZ AIM Dent Demographic Trends Fund
USAZ AIM International Equity Fund

ALLIANCEBERNSTEIN
USAZ AllianceBernstein Growth and Income Fund
USAZ AllianceBernstein Large Cap Growth Fund

DAVIS
Davis VA Financial Portfolio
Davis VA Value Portfolio

DREYFUS
Dreyfus IP Small Cap Stock Index Portfolio
Dreyfus Stock Index Fund

FRANKLIN TEMPLETON
Franklin Global Communications Securities Fund
Franklin Growth and Income Securities Fund
Franklin High Income Fund
Franklin Income Securities Fund
Franklin Large Cap Growth Securities Fund
Franklin Real Estate Fund
Franklin Rising Dividends Securities Fund
Franklin Small Cap Fund
Franklin Small Cap Value Securities Fund
Franklin U.S. Government Fund
Franklin Zero Coupon Fund 2005
Franklin Zero Coupon Fund 2010
Mutual Discovery Securities Fund
Mutual Shares Securities Fund
Templeton Developing Markets Securities Fund
Templeton Foreign Securities Fund
Templeton Growth Securities Fund
USAZ Templeton Developed Markets Fund

JENNISON
Jennison 20/20 Focus Portfolio
SP Jennison International Growth Portfolio
SP Strategic Partners Focused Growth Portfolio


OPPENHEIMER
Oppenheimer Global Securities Fund/VA
Oppenheimer High Income Fund/VA
Oppenheimer Main Street Fund/VA
USAZ Oppenheimer Emerging Growth Fund
USAZ Oppenheimer Emerging Technologies Fund*


PIMCO
PIMCO VIT High Yield Portfolio
PIMCO VIT Real Return Portfolio
PIMCO VIT StocksPLUS Growth and Income Portfolio
PIMCO VIT Total Return Portfolio
USAZ PIMCO NFJ Small Cap Value Fund
USAZ PIMCO PEA Growth and Income Fund
USAZ PIMCO PEA Renaissance Fund
USAZ PIMCO PEA Value Fund

SELIGMAN
Seligman Small-Cap Value Portfolio

USAZ
USAZ Money Market Fund

VAN KAMPEN
USAZ Van Kampen Aggressive Growth Fund
USAZ Van Kampen Comstock Fund
USAZ Van Kampen Emerging Growth Fund
USAZ Van Kampen Global Franchise Fund
USAZ Van Kampen Growth and Income Fund
USAZ Van Kampen Growth Fund


* This Investment Option was formerly known as the USAZ AllianceBernstein Technology Fund.


Please read this prospectus before investing and keep it for future reference. It contains important information about your annuity. This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT FEDERALLY INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS CONTRACT INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

VARIABLE ANNUITY CONTRACTS ARE COMPLEX INSURANCE AND INVESTMENT VEHICLES. BEFORE YOU INVEST, BE SURE TO ASK YOUR REGISTERED REPRESENTATIVE ABOUT THE CONTRACT'S FEATURES, BENEFITS, RISKS AND FEES, AND WHETHER THE CONTRACT IS APPROPRIATE FOR YOU BASED UPON YOUR FINANCIAL SITUATION AND OBJECTIVES.

Dated: ___, 2004.

TABLE OF CONTENTS
--------------------------------------------------------------------------------
Summary                                                               5

Fee Tables                                                            9

1.THE VARIABLE ANNUITY CONTRACT                                      15
     Ownership                                                       15
         Contract Owner                                              15
         Joint Owner                                                 15
         Annuitant                                                   15
         Payee                                                       15
         Beneficiary                                                 15
         Assignment of a Contract                                    15


2. ANNUITY PAYMENTS (THE PAYOUT PHASE)                               16
     Income Date                                                     16
     Annuity Payments                                                16
     Partial Annuitization                                           17
     Annuity Options                                                 17
     Guaranteed Minimum Income Benefit (GMIB) -
        Annuity Income Protection                                    18
     Amount Used to Calculate GMIB Annuity Payments                  19


3. PURCHASE                                                          22
     Purchase Payments                                               22
     Bonus                                                           22
     Automatic Investment Plan                                       23
     Allocation of Purchase Payments                                 23
     Tax-Free Section 1035 Exchanges                                 23
     Faxed Applications                                              23
     Free Look/Right to Examine                                      23
     Accumulation Units                                              23


4.   INVESTMENT OPTIONS                                              25
     Substitution and Limitation on
         Further Investments                                         30
     Transfers                                                       30
         Telephone Transfers                                         31
     Excessive Trading and Market Timing                             32
     Dollar Cost Averaging (DCA) Program                             32
     Flexible Rebalancing                                            32
     Financial Advisers -
         Asset Allocation Programs                                   33
     Voting Privileges                                               33


5. THE FIXED ACCOUNT                                                 33
     Fixed Period Accounts (FPAs)                                    31
     Market Value Adjustment (MVA)                                   32
     FPA Guaranteed Minimum Value                                    33

6. GUARANTEED ACCOUNT VALUE (GAV) BENEFIT                            34
     Calculating the GAV                                             34
     GAV Transfers                                                   37
     The GAV Fixed Account Minimum                                   37
     Resetting the GAV Benefit                                       38
     Other Information on the GAV Benefit                            38

7. EXPENSES                                                          33
     Separate Account Annual Expenses                                33
         Mortality and Expense Risk (M&E) Charge                     34
         Administrative Charge                                       34
     Contract Maintenance Charge                                     34
     Withdrawal Charge                                               35
         Partial Withdrawal Privilege                                35
         Reduction or Elimination of the Withdrawal Charge           35
     Commutation Fee                                                 36
     Transfer Fee                                                    36
     Premium Taxes                                                   37
     Income Taxes                                                    37
     Investment Option Expenses                                      37


8. TAXES                                                             37
     Annuity Contracts in General                                    37
     Qualified Contracts                                             37
     Multiple Contracts                                              38
     Partial 1035 Exchanges                                          38
     Distributions-- Non-Qualified Contracts                         38
     Distributions-- Qualified Contracts                             39
     Assignments, Pledges and Gratuitous Transfers                   39
     Death Benefits                                                  39
     Diversification                                                 40


9. ACCESS TO YOUR MONEY                                              40
     Guaranteed Withdrawal Benefit (GWB)                             41
     Systematic Withdrawal Program                                   42
     Minimum Distribution Program                                    43
     Suspension of Payments or Transfers                             43


10. ILLUSTRATIONS                                                    43

11. DEATH BENEFIT                                                    44
     Death of the Contract Owner                                     45
     Death of the Annuitant                                          48
       Traditional Guaranteed Minimum Death Benefit
           (Traditional GMDB)                                        45
       Enhanced Guaranteed Minimum Death Benefit
           (Enhanced GMDB)                                           45
     Death Benefit Examples                                          47
     Death Benefit Payment Options                                   47

12. OTHER INFORMATION                                                48
     Allianz Life                                                    48
     The Separate Account                                            48
     Distribution                                                    48
     Additional Credits for Certain Groups                           49
     Administration /The Service Center                              49
     Financial Statements                                            49


13. GLOSSARY                                                         49

14. TABLE OF CONTENTS OF THE STATEMENT OF
     ADDITIONAL INFORMATION                                          51

15. PRIVACY NOTICE                                                   52

APPENDIX A - ANNUAL OPERATING EXPENSES FOR
             EACH INVESTMENT OPTION                                  47


APPENDIX B - ILLUSTRATIONS BASED ON THE S&P 500(R)                   53

SUMMARY
--------------------------------------------------------------------------------
The sections in this summary correspond to sections in this prospectus which discuss the topics in more detail.

THE VARIABLE ANNUITY CONTRACT: The annuity Contract offered by Allianz Life provides a means for investing on a tax-deferred basis in the Investment
Choices. The Contract is intended for retirement savings or other long-term investment purposes. You can purchase the Contract as a Non-Qualified Contract or as a Qualified Contract. The Contract provides several different Annuity Payment options that you can choose from.


Under the Traditional Guaranteed Minimum Death Benefit (GMDB) we base the death benefit on the greater of:

o    Contract Value, or
o total Purchase Payments (not including any bonus) adjusted for partial withdrawals.

If all owners are 79 or younger on the Issue Date, you can instead select the Enhanced GMDB for an additional mortality and expense risk (M&E) charge. Under the Enhanced GMDB we base the death benefit on the greater of:

o    Contract Value,
o total Purchase Payments (not including any bonus) adjusted for partial withdrawals, or
o the Maximum Anniversary Value (MAV) prior to any owner's 81st birthday adjusted for subsequent partial withdrawals and subsequent Purchase Payments (not including any bonus).

The Enhanced GMDB may not be available in all states. Check with your registered representative regarding the availability of the Enhanced GMDB in your state.

THE ENHANCED GMDB MAY BE LIMITED AFTER AGE 81. AS A RESULT, ANY CONTRACT OWNER WHO IS AGE 75 OR OLDER WHEN ADDING THIS FEATURE TO THEIR CONTRACT SHOULD DETERMINE IF PURCHASING A BENEFIT FOR WHICH THERE IS AN ADDITIONAL COST IS APPROPRIATE FOR THEIR SITUATION.

You can only select one death benefit and once you select a death benefit you cannot change or cancel it. The death benefits are described in more detail in section 11, Death Benefit.

The Contract also provides Living Guarantees for no additional charge. Under these guarantees, you will have the following three benefits:


1. The Guaranteed Account Value Benefit (GAV Benefit). We guarantee that beginning on your fifth Contract Anniversary, and on each subsequent anniversary until your Income Date or Contract termination, your Contract Value will at least be equal to the GAV established five years ago adjusted for all partial withdrawals you made in the last five years. The initial GAV is equal to all Purchase Payments (not including any bonus) received during the first 90 days of your Contract less any withdrawals (prior to any MVA but including any withdrawal charge) during this period. Then on each Contract Anniversary we recalculate the GAV and it is equal to the greater of: a) the prior GAV adjusted for additional Purchase Payments (not including any bonus) and partial withdrawals, or b) the Contract Value on the Contract Anniversary. The GAV Benefit may not be available in all states. Check with your registered representative regarding the availability of the GAV Benefit in your state. For more details see section 6, Guaranteed Account Value (GAV) Benefit.


2. The Guaranteed Minimum Income Benefit (GMIB). We generally base GMIB Annuity Payments on the greater of: a) total Purchase Payments (not including any bonus) adjusted for partial withdrawals, or b) the MAV prior to any owner's 81st birthday adjusted for subsequent partial withdrawals and subsequent Purchase Payments (not including any bonus). The GMIB may not be available in all states. Check with your registered representative regarding the availability of the GMIB in your state. For more details see section 2, Annuity Payments (The Payout Phase).

YOU MUST HOLD THE CONTRACT FOR FIVE COMPLETE CONTRACT YEARS BEFORE EXERCISING THE GMIB OR RECEIVING ANY ADJUSTMENT TO YOUR CONTRACT VALUE FROM THE GAV BENEFIT. THESE BENEFITS MAY NOT BE APPROPRIATE FOR YOU IF YOU INTEND TO HOLD THE CONTRACT FOR LESS THAN FIVE YEARS.

3. The Guaranteed Withdrawal Benefit (GWB). This benefit provides a guaranteed income through partial withdrawals each Contract Year of up to 10% of your total Purchase Payments (not including any bonus), regardless of your Contract Value. You can continue to make these guaranteed withdrawals until the sum of the amounts withdrawn (prior to any MVA) in all Contract Years reaches 100% of your total Purchase Payments (not including any bonus) adjusted for any excess partial withdrawals. The GWB is non-cumulative, which means that if you do not use the 10% in a given Contract Year, it will not carry over to the next year. Amounts you receive under the GWB will be taxed as withdrawals. These guaranteed withdrawals are also subject to the partial withdrawal privilege, so if you withdraw more than 10% of your total Purchase Payments (not including any bonus) in any given Contract Year, the excess partial withdrawal will be subject to any applicable withdrawal charge and it will reduce the remaining amount available for guaranteed withdrawals in subsequent years. Under the GWB, if your Contract Value is less than or equal to zero, your Contract will continue until you have withdrawn all of your Purchase Payments (not including any bonus) adjusted for any excess partial withdrawals. For more details see section 9, Access to Your Money.


THERE ARE NO ADDITIONAL FEES FOR THE LIVING GUARANTEES. HOWEVER, WE MONITOR YOUR HIGH FIVE BONUS VALUE DAILY AND SYSTEMATICALLY TRANSFER AMOUNTS BETWEEN THE FIXED PERIOD ACCOUNTS (FPAS) AND YOUR SELECTED INVESTMENT OPTIONS TO SUPPORT THE LIVING GUARANTEES. THIS MEANS THAT YOU MAY NOT ALWAYS BE ABLE TO FULLY
PARTICIPATE IN ANY UPSIDE POTENTIAL RETURNS AVAILABLE FROM THE INVESTMENT OPTIONS. ADDITIONALLY, TRANSFERS AND WITHDRAWALS OUT OF THE FPAS MAY BE SUBJECT TO A MVA, WHICH MAY INCREASE OR DECREASE THE VALUE OF YOUR CONTRACT AND/OR THE AMOUNT OF THE WITHDRAWAL OR TRANSFER.

The Living Guarantees, while separate endorsements, are an integral part of the benefits provided by the Contract. If you want a Contract with a bonus feature but without the Living Guarantees, you may want to consider the USAllianz Rewards(R) variable deferred annuity contract, which essentially offers the same base Contract and which may in some instances provide a higher credited bonus. There are no GAV Transfers made under the Rewards contract. The Rewards contract with a Traditional GMDB has the same M&E charges as this Contract. If you choose one of the Rewards contract's GMIBs (which also includes a Guaranteed Partial Withdrawal Benefit) or the Enhanced GMDB, you will pay a higher charge. However, the optional benefits available under the Rewards contract may provide the potential to achieve higher benefit values. You can request the Rewards contract prospectus by calling your registered representative or our Service Center at
(800) 624-0197. Please read it carefully before investing.


The automatic periodic transfers in and out of the FPAs to support the Living Guarantees (GAV Transfers) may affect the flexible rebalancing program (if elected) or any asset allocation strategy you have established. In addition, to the extent that your investment in the Contract is part of a larger portfolio strategy, and you are relying on the Contract for participation in the equity markets, any GAV Transfers from an equity Investment Option into a FPA may affect this strategy. You should review the effect that a purchase of a Contract with Living Guarantees may have on your investment strategies and whether this Contract is appropriate for your situation.

The Contract may be used as a funding vehicle for asset-based fee arrangements offered by brokerage firms or their associated investment advisory firms. There may be fees and charges assessed by these firms for their asset-based programs. These fees and charges would be in addition to the charges and other deductions we describe elsewhere in this prospectus. Any withdrawals made to pay these fees and charges are considered withdrawals under this Contract. Your registered representative will be able to describe the fees assessed in connection with any such asset-based programs. Allianz Life does not sponsor these programs, set the fees for the programs, or assume any responsibility for the programs. For more information, see section 4, Investment Options - Financial Advisers - Asset Allocation Programs.

We currently do not permit Contract Owners to borrow money from us using the Contract as security for the loan.

SOME CONTRACT FEATURES MAY NOT BE AVAILABLE IN ALL STATES.

ANNUITY PAYMENTS: The Income Date is the date the Payee begins receiving Annuity Payments. You generally can elect to receive your Annuity Payments as a variable payout, a fixed payout, or a combination of both under a variety of Annuity Options. If you choose to receive any part of your Annuity Payments as a variable payout, the dollar amount of your payments will go up or down based on the performance of the Investment Options. For more information see section 2, Annuity Payments (The Payout Phase).


PURCHASE: You can buy the Contract with $25,000 or more if all owners and the Annuitant are age 80 or younger on the Issue Date. You can add $250 or more (or $100 if you select our automatic investment plan) any time during the Accumulation Phase. The maximum cumulative Purchase Payments we will accept without prior approval is $1 million (including amounts already invested in other Allianz Life variable annuities). Your registered representative can help you complete the appropriate forms. For more information, see section 3, Purchase.

BONUS: For all Purchase Payments you make prior to your 81st birthday, Allianz Life will credit your Contract with a bonus at the time of contribution to the Contract. During the first 90 days of your Contract we will base the amount of the bonus on all the Purchase Payments (not including any bonus) you made during this period, less any withdrawals (prior to any MVA, but including any withdrawal charge). No bonus that was applied to your Contract during this initial 90-day period will be reduced because of a subsequent withdrawal. After this initial period we will base the amount of the bonus on the total amount of Purchase Payments you have made at the time of the contribution, less any withdrawals (prior to any MVA but including any withdrawal charges) you have made. Bonus amounts are available for withdrawal, annuitization or payment of a death benefit only when the bonus becomes vested (which varies depending upon how long we have had your Purchase Payment). In addition, the bonus only becomes part of any guaranteed benefits as it becomes vested.

Contract charges are assessed against your High Five Bonus Value. Therefore, when we credit your Contract with a bonus, your Contract incurs expenses on your total Contract Value and any unvested portions of the bonus. If you cancel your Contract during the free look/right to examine period, make a withdrawal, begin to take Annuity Payments or when a death benefit is payable in the first three years from the date of any Purchase Payment, you will forfeit all or some of your bonus. Since charges will have been assessed against your High Five Bonus Value, it is possible that upon withdrawal, particularly in a declining market, you will receive less money back than you would have if you had not received the bonus or not purchased a bonus annuity. We expect to profit from certain charges assessed under the Contract (i.e., the withdrawal charge and the mortality and expense risk charge) associated with the bonus.


INVESTMENT CHOICES: You can allocate Purchase Payments to the Investment Choices available under the Contract. The principal value and investment returns on the variable Investment Options fluctuate and are not guaranteed and you can lose money.

THE FIXED ACCOUNT: You can choose to allocate your money to Fixed Period Accounts (FPAs) in the Fixed Account. However, in some states the FPAs may be limited to GAV Transfers only. The Fixed Account is part of our general account. The general account consists of all of our assets other than those in our variable separate accounts. We have complete ownership and control of all these assets. Only one FPA is available for Purchase Payments and transfers each Contract Year. In the first Contract Year, a FPA with a ten-year Account Period is available. Similarly, a FPA with a nine-year Account Period is available in the second Contract Year, an eight-year Account Period is available in the third year, and so on. After the tenth Contract Year, five-year rolling periods are available: in the 11th Contract Year, a five-year Account Period is available; in the 12th year, a four-year Account Period becomes available and so on until the 16th Contract Year when a new five-year Account Period is again available.

The FPAs are credited with interest rates that vary based on the Account Period (which ranges from one to ten years), and when an allocation was made to the FPA. Generally, the interest rate is higher when the Account Period is longer. The interest rate on a FPA is periodically reset.

Withdrawals and transfers from the FPAs made more than 30 days prior to the end of the Account Period will reflect a Market Value Adjustment (MVA). The MVA may increase or decrease the value of your Contract and/or the amount of the withdrawal or transfer. If you completely transfer or fully withdraw the amount in the FPAs, the minimum value of the amount transferred or withdrawn after any MVA will be at least equal to the FPA Guaranteed Minimum Value.

We will make GAV Transfers to and from the FPAs to support the Living Guarantees. A MVA may apply to GAV Transfers from the FPAs. Your ability to make transfers and/or partial withdrawals from the FPAs is subject to the GAV Fixed Account Minimum. Specific state restrictions may also apply.

For more information on the FPAs see section 5, The Fixed Account. For more information on the interaction between the FPAs and the GAV Benefit, also see section 6, Guaranteed Account Value (GAV) Benefit.

EXPENSES: The Contract has insurance features and investment features, and there are costs related to each. For more information please see the Fee Tables and section 7, Expenses.


Each year, we deduct a $40 contract maintenance charge from your Contract Value during both the Accumulation and Payout Phases. We currently waive this charge during the Accumulation Phase if your High Five Bonus Value is at least $75,000 at the time we are to deduct the charge. We currently waive this charge during the Payout Phase if your Contract Value on the Income Date is at least $75,000.


We deduct a mortality and expense risk (M&E) charge from the assets in the Separate Account during both the Accumulation and Payout Phases of your Contract. The M&E charge varies during the Accumulation Phase depending upon the death benefit that applies (see below). We calculate the M&E charge as a percentage of the average daily assets invested in a subaccount on an annual basis. We also deduct an administrative charge during both the Accumulation and Payout Phases of your Contract. The administrative charge is equal to 0.15% of the average daily assets invested in a subaccount on an annual basis. The table that follows shows the total Separate Account expenses (M&E and administrative charges) for each of the death benefits.

SEPARATE ACCOUNT EXPENSES DURING THE ACCUMULATION PHASE:

Traditional GMDB                          1.70%
Enhanced GMDB*                            1.90%

* May not be available in all states.


During the Payout Phase, the total Separate Account annual expenses are equal on an annual basis to 1.70% regardless of the death benefit that applies during the Accumulation Phase.


If you take money out of the Contract during the Accumulation Phase, we may assess a withdrawal charge against each Purchase Payment withdrawn. The withdrawal charge starts at 8.5% in the first year and declines to 0% after we have had your Purchase Payment for ten complete years. Withdrawals (liquidations) made during the Payout Phase may be subject to a commutation fee.


Each Investment Option deducts management fees and expenses from the amounts you have in the Investment Option. Some Investment Options also deduct 12b-1 fees from Investment Option assets. For 2003 these expenses and fees ranged, on an annual basis, from _____% to ____% of an Investment Option's average daily net assets before expense reimbursements and fee waivers.


You can currently make 12 free transfers each Contract Year. After that, we deduct a $25 transfer fee for each additional transfer. Currently we deduct this fee only during the Accumulation Phase, however, we reserve the right to deduct this fee during the Payout Phase.

Allianz Life is responsible for paying any premium and other similar taxes assessed by states and other governmental entities (e.g., municipalities). Premium taxes typically range from 0% to 3.5% of the Purchase Payment, depending on the state or governmental entity. When applicable, we currently withhold premium tax charges when you die, when Annuity Payments begin, or when you make a full withdrawal, whichever comes first. Allianz Life reserves the right to change this practice in the future.

We will pay sales  commissions to broker/dealers  who sell the Contracts.  For a
discussion  of  these   arrangements   see  section  12,  Other   Information  -
Distribution.

TAXES: Your earnings are generally not taxed until you take them out. For tax purposes, if you make a withdrawal during the Accumulation Phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty. Other tax rules and limitations may apply to Qualified Contracts. For more information see section 8, Taxes.

ACCESS TO YOUR MONEY: You can take money out of your Contract during the Accumulation Phase. Withdrawals during the Accumulation Phase may be subject to a withdrawal charge. You may also have to pay income tax and a tax penalty on any money you take out. Your ability to make withdrawals from the FPAs may be limited. Under certain circumstances, you may be able to take money out during the Payout Phase if you select Annuity Option 2 or 4 on a variable payout basis. Money you take out during the Payout Phase under Annuity Option 2 or 4 is subject to a commutation fee. The IRS may apply limits on withdrawals under certain Qualified Contracts. For more information see section 9, Access to Your Money.

DEATH BENEFIT: If you die during the Accumulation Phase, the person you have chosen as a Beneficiary will receive a death benefit. The amount of the death benefit proceeds depends on the death benefit option that applies to your Contract. There may be a death benefit during the Payout Phase depending on the selected Annuity Option. For more information see section 11, Death Benefits.

FREE-LOOK/RIGHT TO EXAMINE: You can cancel the Contract within ten days after receiving it (or whatever period is required in your state). We will pay you the Contract Value on the day we receive your request to cancel the Contract at our Service Center. This may be more or less than your original Purchase Payment. In certain states, or if you have purchased the Contract as an IRA, we will refund the Purchase Payment. The free look provision under the Contract is also called the right to examine. See section 3, Purchase - Free Look/Right to Examine.

PRIVACY POLICY: WE PLACE A HIGH PRIORITY ON MAINTAINING YOUR TRUST AND CONFIDENCE. A NOTICE OF THE PRIVACY POLICY FOLLOWED BY ALLIANZ LIFE AND ITS AFFILIATED COMPANIES IS PROVIDED IN THIS PROSPECTUS TO ENHANCE YOUR UNDERSTANDING OF HOW WE PROTECT YOUR PRIVACY WHEN WE COLLECT AND USE INFORMATION ABOUT YOU, AND THE STEPS WE TAKE TO SAFEGUARD THAT INFORMATION. SEE THE PRIVACY NOTICE THAT APPEARS IN SECTION 15 OF THIS PROSPECTUS.

INQUIRIES: If you have any questions about your Contract or need more information, please contact our Service Center at the phone number or address listed at the back of this prospectus.

FEE TABLES
--------------------------------------------------------------------------------
The following tables describe the fees and expenses that you will pay when purchasing, owning and making a full withdrawal from the Contract. The first tables describe the fees and expenses that you will pay if you make a withdrawal from the Contract during the Accumulation Phase, if you make a liquidation during the Payout Phase, or if you make transfers. Taxes, including premium tax charges, also may apply, although they do not appear in these tables. It is our current practice not to make deductions for premium taxes until you make a full withdrawal from your Contract, Annuity Payments begin or you die. For more information see section 7, Expenses.

CONTRACT OWNER TRANSACTION EXPENSES(1)


WITHDRAWAL CHARGE(2),(3) - during the Accumulation Phase (as a percentage of each Purchase Payment withdrawn)


                           NUMBER OF COMPLETE YEARS
                      SINCE RECEIPT OF PURCHASE PAYMENT         CHARGE
                      ---------------------------------         ------
                                     0                           8.5%
                                     1                           8.5%
                                     2                           8.5%
                                     3                           8.5%
                                     4                           8.0%
                                     5                           7.0%
                                     6                           6.0%
                                     7                           5.0%
                                     8                           4.0%
                                     9                           3.0%
                               10 years or more                  0.0%

COMMUTATION FEE(4) (as a percentage of amount liquidated under variable Annuity Options 2 or 4)

                                 YEARS SINCE
                                  INCOME DATE                   CHARGE
                                  -----------                   ------
                                     0                            7%
                                     1                            6%
                                     2                            5%
                                     3                            4%
                                     4                            3%
                                     5                            2%
                                     6 years or more              1%

TRANSFER FEE(5) .............First 12 transfers in a Contract Year are currently free. Thereafter, the fee is $25.


(1) If you invest in a Fixed Account Investment Choice, if available, a MVA may apply to certain transactions. This MVA may increase or decrease the value of the amount transferred or withdrawn. For more information please see section 5, The Fixed Account - Market Value Adjustment (MVA).

(2)  You  can  make  partial  withdrawals  of up to a total  of 10% of  Purchase
     Payments (not including any bonus), each Contract Year and we will not assess a withdrawal charge. This partial withdrawal privilege is non-cumulative, which means if you do not use your 10% free privilege in a given Contract Year, it does not carry over to the next year. For more information please see section 7, Expenses - Withdrawal Charge - Partial Withdrawal Privilege. Also see section 9, Access to Your Money for additional options.

(3) In Connecticut the withdrawal charge, as a percentage of each Purchase Payment withdrawn, is 8.5, 8.5, 8.0, 7.0, 6.0, 5.0, 4.0, 3.0, 2.0, 1.0 and
     0.0, for the time periods referenced above.

(4) The commutation fee may not apply in all states. For more information please see section 7, Expenses - Commutation Fee.

(5) Dollar cost averaging transfers, flexible rebalancing transfers and GAV Transfers are not currently counted against the free transfers we allow. Currently we deduct this fee only during the Accumulation Phase, but we reserve the right to deduct this fee during the Payout Phase. For more information please see section 7, Expenses - Transfer Fee.

CONTRACT OWNER PERIODIC EXPENSES

The next table describes the fees and expenses that you will pay periodically during the time that you own your Contract, not including the Investment Option's fees and expenses.

DURING THE ACCUMULATION PHASE:

CONTRACT MAINTENANCE CHARGE(6)........$40 per Contract per year.

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily assets invested in a subaccount on an annual basis)

                                               M&E      Admin.      Total
                                             Charge     Charge     Charge
Traditional GMDB                              1.55%      0.15%      1.70%
Enhanced GMDB(7)                              1.75%      0.15%      1.90%

DURING THE PAYOUT PHASE:

CONTRACT MAINTENANCE CHARGE(8)........$40 per Contract per year.

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily assets invested in a subaccount on an annual basis)

M&E Charge                                    1.55%
Admin. Charge                                 0.15%
                                              -----
Total Charge                                  1.70%


(6) We currently waive this charge if your High Five Bonus Value is at least $75,000 at the time we are to deduct the charge. If you own more than one Contract offered under this prospectus (registered with the same social security number), we will determine the total value of all your Contracts. If the total value of all your Contracts including any unvested bonus amounts is at least $75,000, the charge is waived on all your Contracts (except in Texas). For more information please see section 7, Expenses - Contract Maintenance Charge.

(7) May not be available in all states. For more information please see section 11, Death Benefit.

(8) We currently waive this charge during the Payout Phase if your Contract Value on the Income Date is at least $75,000. For more information please see section 7, Expenses - Contract Maintenance Charge.

ANNUAL OPERATING EXPENSES OF THE INVESTMENT OPTIONS

This table describes the total annual operating expenses associated with the Investment Options and shows the minimum and maximum expenses charged by any of the Investment Options before the effect of any contractual expense reimbursement or fee waiver. These expenses are deducted from the Investment Option's assets. These expenses will reduce the performance of the Investment Options and, therefore, will negatively affect your Contract Value and the amounts available for withdrawals and Annuity Payments. They may also negatively impact the death benefit proceeds. We show the expenses as a percentage of an Investment Option's average daily net assets for the most recent fiscal year. The investment advisers for the Investment Options provided this fee and expense information and we did not independently verify it. Please see the Investment Options prospectuses for more information regarding the fees and expenses of the Investment Options.




[THIS INFORMATION WILL BE UPDATED UPON AMENDMENT.]


                                                                                    MINIMUM                 MAXIMUM

TOTAL ANNUAL INVESTMENT OPTION OPERATING EXPENSES*  (INCLUDING  MANAGEMENT FEES,
DISTRIBUTION OR 12B-1 FEES, AND OTHER EXPENSES)
BEFORE FEE WAIVERS AND EXPENSE REIMBURSEMENTS                                      _____%                   _____%

* Some of the Investment Options or their affiliates may also pay service fees to us or our affiliates. The amount of these fees may be different for each Investment Option.

Appendix A contains more details regarding the annual operating expenses for each of the variable Investment Options, including the amount and effect of any waivers and/or reimbursements.

EXAMPLES
--------------------------------------------------------------------------------

The expenses for your Contract may be different from those shown in the following examples depending upon which death benefit applies.

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses (except the commutation fee), Contract Owner periodic expenses, and the annual operating expenses of the Investment Options before the effect of reimbursements and waivers.

You should not consider the following examples as a representation of past or future expenses. Actual expenses may be greater or less than those shown.


The $40 contract maintenance charge is included in the examples as a charge of 0.06% of the average daily assets invested in a subaccount based on an assumed average Contract size of $70,000.


Premium taxes may apply but are not reflected in these examples. Bonus amounts are also not reflected in these examples. If bonus amounts were included, expenses would be higher.

For additional information, see section 7, Expenses.


[THESE EXAMPLES WILL BE UPDATED UPON AMENDMENT]


If you make a full withdrawal at the end of each time period, and assuming a $10,000 investment and a 5% annual return on your money you may pay the following expenses for Contracts with:

(a) selection of the Enhanced GMDB (which carries the highest total Separate Account expenses of 1.90%).


(b) selection of the Traditional GMDB (which carries the lowest total Separate Account expenses of 1.70%).

  --------------------------------------------------------------------- ------------ ------------ ------------ ------------
  TOTAL ANNUAL INVESTMENT OPTION OPERATING EXPENSES BEFORE ANY FEE        1 YEAR       3 YEARS      5 YEARS     10 YEARS
  WAIVERS OR EXPENSE REIMBURSEMENTS OF:
  --------------------------------------------------------------------- ------------ ------------ ------------ ------------
  ____% (the maximum)                                                   a)  $        a)  $        a)  $        a)  $
                                                                        b)           b)           b)           b)
  --------------------------------------------------------------------- ------------ ------------ ------------ ------------
  ____% (the minimum)                                                   a)           a)           a)           a)
                                                                        b)           b)           b)           b)
  --------------------------------------------------------------------- ------------ ------------ ------------ ------------



If you do not make a full withdrawal or if you annuitize the Contract at the end of each time period and assuming a $10,000 investment and a 5% annual return on your money you may pay the following expenses for Contracts with:

(a)  selection of the Enhanced GMDB (which  carries the highest  total  Separate
     Account expenses of 1.90%).

(b)  selection of the Traditional  GMDB (which carries the lowest total Separate
     Account expenses of 1.70%).


  --------------------------------------------------------------------- ------------ ------------ ------------ ------------
  TOTAL ANNUAL INVESTMENT OPTION OPERATING EXPENSES BEFORE ANY FEE        1 YEAR       3 YEARS      5 YEARS     10 YEARS
  WAIVERS OR EXPENSE REIMBURSEMENTS OF:
  --------------------------------------------------------------------- ------------ ------------ ------------ ------------
  ____% (the maximum)                                                   a)  $        a)  $        a)  $        a)  $
                                                                        b)           b)           b)           b)
  --------------------------------------------------------------------- ------------ ------------ ------------ ------------
  ____% (the minimum)                                                   a)           a)           a)           a)
                                                                        b)           b)           b)           b)
  --------------------------------------------------------------------- ------------ ------------ ------------ ------------


As of December 31, 2003 no Contracts had been sold. Therefore, we have not provided condensed financial information.

1.THE VARIABLE ANNUITY CONTRACT
--------------------------------------------------------------------------------

An annuity is a contract between you, the Contract Owner, and an insurance company (in this case Allianz Life), where the insurance company promises to pay the Payee (you or someone else you choose) an income, in the form of Annuity Payments. The Annuity Payments must begin on a designated date (the Income Date) that is generally at least three years after your Issue Date. Until you decide to begin receiving Annuity Payments, your Contract is in the Accumulation Phase. Once you begin receiving Annuity Payments, your Contract switches to the Payout Phase.

The Contract benefits from tax deferral. Tax deferral means that you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract. For Qualified Contracts, the tax deferral is provided through compliance with specialized tax-qualification rules, and you do not receive any additional tax benefit by purchasing the Contract, although it may offer other features that meet your needs.

Your Investment Choices include the variable Investment Options and any available Fixed Account option. You cannot invest in more than ten Investment Options at any one time. Depending upon market conditions, you can gain or lose value in the Contract based on the investment performance of the variable Investment Options. The variable Investment Options are designed to offer a better return than any available Fixed Account Investment Choice; however, this is not guaranteed.

The amount of Contract Value you are able to accumulate in your Contract during the Accumulation Phase depends in large part upon the investment performance of the Investment Option(s) you select. The amount of the variable Annuity Payments you receive during the Payout Phase also depends in large part upon the investment performance of any Investment Options you select for the Payout Phase.

The Contract also contains a Fixed Account option. If you have money invested in the Fixed Account, the amount of money you are able to accumulate in your Contract during the Accumulation Phase will depend in part upon the total interest credited to your Contract. Amounts allocated to this account earn interest that we declare periodically. The Fixed Period Accounts (FPAs) are part of the Fixed Account to which you may allocate Purchase Payments during the Accumulation Phase. However, in some states the FPAs may be limited to GAV Transfers only. The FPAs have Account Periods ranging from one to ten years. Only one FPA is available for Purchase Payments or transfers in each Contract Year. Withdrawals or transfers from the FPAs may be subject to a Market Value Adjustment (see section 5, The Fixed Account - Market Value Adjustment).

We will not make any changes to your Contract without your permission except as may be required by law.

OWNERSHIP

CONTRACT OWNER. You, as the Contract Owner, have all the rights under the Contract. The Contract Owner is designated at Contract issue. You can change Contract Owners at any time subject to our approval. However, there may be IRS or other restrictions on changing the ownership of a Qualified Contract. Upon our approval, any change will become effective as of the date you sign the request. Changing ownership may be a taxable event. You should consult with your tax adviser before doing this.

JOINT OWNER. A Non-Qualified Contract can be owned by Joint Owners. Generally, any Joint Owner must be the spouse of the other Contract Owner, although this restriction may not apply in all states. Upon the death of either Joint Owner, the surviving Joint Owner will become the primary Beneficiary. We will then treat any other Beneficiary designation on record at the time of death as a contingent Beneficiary. You can change Joint Owners under the same conditions as described for a Contract Owner.

ANNUITANT. The Annuitant is the individual on whose life we base Annuity Payments. You name an Annuitant subject to our approval. You may change the Annuitant at any time before the Income Date subject to our approval unless the Contract is owned by a non-individual (for example, a qualified plan or trust). You cannot change the Annuitant if the Contract is owned by a non-individual. For a Qualified Contract, there may be a requirement that the owner be the Annuitant.


PAYEE. The Payee is the person or entity you designate to receive Annuity Payments during the Payout Phase. An owner or Annuitant can be the Payee but it is not required under the Contract. If you do not designate a Payee by the Income Date, we will make Annuity Payments to the owner. The owner can change the Payee at any time.


BENEFICIARY. The Beneficiary is the person(s) or entity you name to receive any death benefit. You name the Beneficiary at Contract issue. You can change the Beneficiary or contingent Beneficiary at any time before your death unless you name an irrevocable Beneficiary. If you do not name a Beneficiary, any death benefit will be paid to your estate.

ASSIGNMENT OF A CONTRACT: An authorized request specifying the terms of an assignment of a Contract must be provided to the Service Center. We will not be liable for any payment made or action taken before we record the assignment. We will not be responsible for the validity or tax consequences of any assignment. After the death benefit has become payable, an assignment can only be made with our consent. If the Contract is assigned, your rights may only be exercised with the consent of the assignee of record.


2.ANNUITY PAYMENTS
(THE PAYOUT PHASE)
--------------------------------------------------------------------------------

INCOME DATE

You can annuitize your Contract and the Payee will receive regular periodic income payments (Annuity Payments) under your Contract. Your Income Date is the date your Annuity Payments will begin. Your Income Date must be the first day of a calendar month and must be at least three years after we issue the Contract. To receive the annuity income protection of the Guaranteed Minimum Income Benefit, your Income Date must be within 30 days following a Contract
Anniversary beginning with the fifth Contract Anniversary (certain other conditions must also be met). Some states may require us to allow you to select an earlier Income Date.

If you do not select an Income Date at Contract issue, we will select one for you. Your Income Date is specified in your Contract. If you do not choose a date, we will apply the latest date allowed for your Contract. You can make an authorized request for a different Income Date after the Issue Date; however, any such request is subject to our approval. Your Income Date must not be later than the Annuitant's 90th birthday unless approved by us. This limitation may not apply when the Contract is issued to a charitable remainder trust. However, the Income Date will never be later than what is permitted under applicable law. After the Income Date, the Living Guarantees and the FPAs will no longer be available. Your election to start Annuity Payments may involve a MVA if any of your Contract Value is in a Fixed Account Investment Choice on the Income Date.

ANNUITY PAYMENTS

Generally, you can elect to receive your Annuity Payments as:

o a variable payout,

o a fixed payout, or

o a combination of both.


Under a fixed payout, all of the Annuity Payments will be the same dollar amount (equal installments) except as provided under Annuity Option 3. If you choose a variable payout, you can select up to ten of the available Investment Options. If you do not tell us otherwise, your Annuity Payments will be based on the investment allocations that were in place on the Income Date. We will not allow you to apply amounts of less than $5,000 to an Annuity Option. If your Contract Value, adjusted for any applicable MVA (less any applicable premium tax) is less than $5,000 on the Income Date, we will refund that amount to you. We may change the frequency of your Annuity Payments if the amount of the payment is less than $20. Guaranteed fixed Annuity Payments are generally based on an interest rate and mortality table specified in your Contract. The payout rates for fixed Annuity Payments provided by your Contract are guaranteed and in no event will we use lower fixed payout rates to calculate your fixed Annuity Payments. However, we may use higher fixed payout rates to calculate fixed Annuity
Payments than the guaranteed rates provided by your Contract depending on how long your Contract was in force before the Income Date. As a result, it is possible that a Contract that was in force for ten years before the Income Date may receive higher fixed payout rates (and, therefore, higher fixed Annuity Payments) than a Contract that was in force for only five years before the Income Date.


If you choose to have any portion of your Annuity Payments based on the investment performance of the Investment Option(s), the dollar amount of your payments will depend upon the following factors:

1) the Contract Value, adjusted for any applicable MVA (less any premium tax) on the Income Date,

2)   the Annuity Option you select,

3) the assumed investment return (AIR) used in the annuity table for the Contract, and

4)   the performance of the Investment Option(s) you selected.

The AIR is 5%. However, we may agree with you to use a different value. The AIR will never exceed 7%. The 7% AIR is not available in all states. Using a higher AIR results in a higher initial Annuity Payment but later payments will increase more slowly when investment performance rises and decrease more rapidly when investment performance declines. If the actual performance exceeds the AIR, your Annuity Payments will increase. Similarly, if the actual rate is less than the AIR, your Annuity Payments will decrease.

The Payee will receive the Annuity Payments. You will receive tax reporting on those payments.

PARTIAL ANNUITIZATION

You are currently allowed to annuitize a portion of your Contract, without annuitizing the entire value according to the applicable annuitization rules. This is referred to as a partial annuitization. A partial annuitization will decrease the amounts available for withdrawal, payment of death benefits and any additional Annuity Payments.

A partial annuitization may be treated as a partial withdrawal for tax purposes. You should consult a tax adviser before requesting a partial annuitization. We may deduct premium taxes from partially annuitized amounts. We do not currently restrict the number of partial annuitizations for a Contract, but we reserve the right to do so.

ANNUITY OPTIONS

You can choose among the income plans (Annuity Options) described below or any other payment option to which we agree. Prior to the Income Date, you can select and/or change the Annuity Option with at least 30 days written notice to us. You cannot change the Annuity Option after your Income Date. If you do not choose an Annuity Option prior to the Income Date, we will make payments to the Payee as a variable payout under Annuity Option 2, which provides a life annuity with ten years of guaranteed monthly payments.


Annuity Payments will generally be lower if you select an Annuity Option that requires us to make more Annuity Payments over a long period of time. For example, the guaranteed initial monthly fixed payout rates under Annuity Option 4 with a guarantee period of 20 years or more are the lowest fixed rates we offer and the guaranteed initial monthly fixed payout rates under Annuity Option 1 are the highest fixed rates we offer. Your Annuity Payments will also be lower if you begin taking Annuity Payments at an early age (e.g. 30) as opposed to waiting until you are older (e.g. 55).


OPTION 1. LIFE ANNUITY. We will make monthly Annuity Payments during the life of the Annuitant, ceasing with the last Annuity Payment due prior to the Annuitant's death.

OPTION 2. LIFE ANNUITY WITH MONTHLY PAYMENTS OVER 10, 15 OR 20 YEARS GUARANTEED. We will make monthly Annuity Payments during the life of the Annuitant. However, if the Annuitant dies before the end of the selected guaranteed period, we will continue to make Annuity Payments for the remainder of the guaranteed period. Alternatively, you may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed monthly Annuity Payments, as of the date we receive proof of the Annuitant's death at our Service Center, commuted as set forth in the Contract. Proof of the Annuitant's death and return of the Contract are required prior to the payment of any commuted values.

While the Annuitant is alive and the number of variable Annuity Payments made is less than the guaranteed number of payments elected, you may request a withdrawal (partial liquidation). We will allow you to make a partial liquidation at least once per Contract Year after the Income Date. The liquidation value is equal to the present value of the remaining guaranteed Annuity Payments based on the Annuity Payment's current value, to the end of the guaranteed period, commuted at the AIR. The total of all partial liquidations, measured as the sum of the percentages of the liquidation value at the time of each partial liquidation, cannot exceed 75%. The minimum amount you can liquidate is $500 or the remaining portion of the available liquidation value. We will subtract a commutation fee from the amount liquidated before we pay you the proceeds. We will process partial liquidations within seven days after your written request is received in good order at our Service Center. After a partial liquidation, we will reduce the subsequent monthly Annuity Payments during the remaining guaranteed period by the percentage of liquidation value liquidated, including the commutation fee. After we have made the guaranteed number of Annuity Payments, we will restore the number of Annuity Units used in calculating the monthly Annuity Payments to their original values as if no liquidations had taken place. This means that after the guaranteed period has expired and while the Annuitant is alive, Annuity Payments will revert back to 100% of the basis that we paid on before the liquidation.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. We will make monthly Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments will continue during the lifetime of the surviving joint Annuitant continues to live at a level of 100%, 75% or 50% (as selected) of the amount that was being paid when both Annuitants were alive. The monthly Annuity Payments will end with the final Annuity Payment due prior to the last survivor's death.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH MONTHLY PAYMENTS OVER 10, 15 OR 20 YEARS GUARANTEED. We will make monthly Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments will continue during the lifetime of the surviving joint Annuitant at 100% of the amount that was paid when both Annuitants were alive. However, if the last joint Annuitant dies before the end of the selected guaranteed period, we will continue to make Annuity Payments for the remainder of the guarantee period. Alternatively, you may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed monthly Annuity Payments, as of the date we receive proof of the last surviving Annuitant's death at our Service Center, commuted as set forth in the Contract. Proof of death of both joint Annuitants and return of the Contract are required prior to the payment of any commuted values.

While either the Annuitant or joint Annuitant is alive, and the number of variable Annuity Payments made is less than the guaranteed number of payments elected, you may request a withdrawal (partial liquidation). We will allow you to make a partial liquidation at least once per Contract Year after the Income Date. The liquidation value is equal to the present value of the remaining guaranteed Annuity Payments based on the Annuity Payment's current value, to the end of the guaranteed period, commuted at the AIR. The total of all partial liquidations, measured as the sum of the percentages of the liquidation value at the time of each partial liquidation, cannot exceed 75%. The minimum amount you can liquidate is $500 or the remaining portion of the available liquidation value. We will subtract a commutation fee from the amount liquidated before we pay you the proceeds. We will process partial liquidations within seven days after your written request is received in good order at our Service Center.
After a partial liquidation, we will reduce the subsequent monthly Annuity Payments during the remaining guaranteed period by the percentage of liquidation value liquidated, including the commutation fee. After we have made the guaranteed number of Annuity Payments, we will restore the number of Annuity Units used in calculating the monthly Annuity Payments to their original values as if no liquidations had taken place. This means that after the guaranteed period has expired and while at least one of the Annuitants is alive, Annuity Payments will revert back to 100% of the basis that we paid on before the liquidation.

OPTION 5. REFUND LIFE ANNUITY. We will make monthly Annuity Payments during the lifetime of the Annuitant ceasing with the last Annuity Payment due prior to the Annuitant's death. After the Annuitant's death, you may receive a refund.

For a fixed Annuity Option, the amount of the refund will be any excess of the amount applied to this Annuity Option over the total of all Annuity Payments made under this option. For a variable Annuity Option, the amount of the refund will be the then value of the number of Annuity Units equal to (1) the value applied to this Annuity Option divided by the value of the Annuity Unit used to determine the first Annuity Payment, minus (2) the product of the number of Annuity Units of each Annuity Payment and the number of payments made. We will base this calculation upon the allocation of Annuity Units actually in-force at the time due proof of the Annuitant's death is received at the Service Center. We will not pay a refund if the total refund determined using the above calculation is less than or equal to zero.

GUARANTEED MINIMUM INCOME BENEFIT (GMIB) -- ANNUITY INCOME PROTECTION

In most states you will have a Guaranteed Minimum Income Benefit (GMIB). You must hold the Contract for five complete Contract Years before you can exercise the GMIB. The GMIB does not create Contract Value or guarantee the performance of any Investment Option. Bonus amounts do not become part of the GMIB until they are vested. THE GMIB MAY NOT BE AVAILABLE IN YOUR STATE. CHECK WITH YOUR REGISTERED REPRESENTATIVE REGARDING AVAILABILITY. PLEASE REFER TO THE APPLICABLE ENDORSEMENTS TO YOUR CONTRACT FOR THE SPECIFIC TERMS AND CONDITIONS OF THE GMIB.

The GMIB provides guaranteed minimum Annuity Payments to the Payee during the Payout Phase. The annuity income protection provided by the GMIB will apply only under the following circumstances:

|X| Your Income Date must be within 30 days following a Contract Anniversary beginning with the fifth Contract Anniversary; and
|X| Annuity Payments can only be made under a fixed annuity payout regardless of the Annuity Option you select.

The GMIB guarantees that your Annuity Payments will be equal to the guaranteed fixed payout rates applied to the GMIB value described below. We will use current fixed payout rates applied to the Contract Value adjusted for any applicable MVA (less any applicable premium tax) to calculate your Annuity Payments if that produces a greater payment.

You can always annuitize your Contract Value three years or more after the Issue Date (some states may require a shorter period of time) under a fixed and/or variable Annuity Option. However, if you do, you cannot use the GMIB value.


If Joint Owners are named, we will use the age of the older Joint Owner to determine the GMIB value. If the Contract is owned by a non-individual (for example, a qualified plan or trust) we will use the Annuitant's age to determine the GMIB value on all currently offered Contracts.


If any owner is age 80 on the Issue Date, your GMIB value before the date of your death is equal to your total Purchase Payments (not including any bonus) minus each GMIB adjusted partial withdrawal (see below) you made.

If all owners are 79 or younger on the Issue Date, your GMIB value before the date of your death is equal to the greater of:

|X| your total Purchase Payments (not including any bonus) minus each GMIB adjusted partial withdrawal (see below) you made, or
|X|  the Maximum Anniversary Value.

MAXIMUM ANNIVERSARY VALUE (MAV)

The MAV on the Issue Date is equal to your initial Purchase Payment (not including any bonus).

On each Business Day other than a Contract  Anniversary,  the MAV is equal to:

o    its value on the immediately preceding Business Day,
o plus any additional Purchase Payments (not including any bonus) received that day, and
o    minus each GMIB adjusted partial withdrawal you made that day.

On every Contract Anniversary prior to your 81st birthday,  the MAV is equal to:

o    the highest Contract Value that occurred on any Contract Anniversary,
o plus subsequent additional Purchase Payments (not including any bonus) you made since that Contract Anniversary, and
o minus each GMIB adjusted partial withdrawal you made since that Contract Anniversary.

Beginning with the Contract Anniversary that occurs on or after your 81st birthday, we calculate the MAV in the same way that we do on any Business Day other than a Contract Anniversary.

GMIB ADJUSTED PARTIAL WITHDRAWAL =  FPW  +  (RPW  X  GMIB)

     FPW = The amount of the partial withdrawal prior to any MVA that together with any other previous partial withdrawals does not exceed 10% of total Purchase Payments not including any bonus (the partial withdrawal privilege).

     RPW = The remaining amount of the partial withdrawal including any MVA and any withdrawal charge.

     GMIB = The greater of one, or (a) divided by (b) where:

               (a) = the GMIB value on the day of (but prior to) the partial withdrawal.
               (b) = the Contract Value on the day of (but prior to) the partial withdrawal adjusted for any applicable MVA.

EXAMPLE

o You purchase the Contract with an initial Purchase Payment of $100,000 (not including any bonus). You allocate your entire Purchase Payment to the Investment Options and you make no additional Purchase Payments. All owners are age 55 or younger on the Issue Date.

o    The MAV on the fifth  Contract  Anniversary  is $120,000.

o    The MAV on the seventh Contract Anniversary is $150,000.

o You take a partial withdrawal of $20,000 (including the withdrawal charge) in the eighth Contract Year when the Contract Value on the date of (but prior to) the partial withdrawal is $160,000. There is no MVA on the partial withdrawal amount. You take no other partial withdrawals.

o    The Contract Value on the eighth Contract Anniversary is $110,000.

o    The MAV on the tenth  Contract  Anniversary  is $180,000.

o    The MAV on the fifteenth Contract Anniversary is $230,000.

The GMIB adjusted partial withdrawal is equal to:
         The amount of the partial withdrawal subject to the
              partial withdrawal privilege (10% of total Purchase
              Payments) =  0.10  x  $100,000  =                                $10,000
PLUS
         The remaining amount of the partial withdrawal (including any
              MVA and withdrawal charge)                                        10,000
         Multiplied by the greater of a) or b):
              a) one, or
              b) the GMIB value  divided by the Contract  Value on the date of
                 (but prior to) the partial withdrawal =
                 $150,000/$160,000  =  0.94                                        x 1
                                                                               $10,000
         Total GMIB adjusted partial withdrawal                                $20,000

The GMIB value on the eighth Contract Anniversary is equal to:
         The MAV on the seventh Contract Anniversary                          $150,000
         Minus the GMIB adjusted partial withdrawal in
              the eighth Contract Year                                        - 20,000
                                                                              --------
                                                                              $130,000

Below are examples of guaranteed monthly Annuity Payments provided by the GMIB. For Annuity Option 3, assume the Annuitant is male and the joint Annuitant is female. Both are age 55 on the Issue Date.

                                                                      GMIB ANNUITY PAYMENTS UNDER...
YOUR INCOME DATE IS                                                            OPTION 2              OPTION 3
WITHIN 30 DAYS AFTER                                        OPTION 1         LIFE ANNUITY           JOINT & LAST
 CONTRACT ANNIVERSARY               GMIB VALUE            LIFE ANNUITY        W/ 10 YEARS        SURVIVOR ANNUITY
-----------------------------------------------------------------------------------------------------------------
            5                      $  120,000           $       540.00      $      531.60         $      440.40
            8                      $  130,000           $       631.80      $      617.50         $      505.70
           10                      $  180,000           $       925.20      $      900.00         $      730.80
           15                      $  230,000           $     1,386.90      $    1,311.00         $    1,055.70

[THIS TABLE WILL BE UPDATED UPON AMENDMENT]


AMOUNT USED TO CALCULATE GMIB ANNUITY PAYMENTS

There may be situations where the GMIB value is greater than the Contract Value, but the guaranteed Annuity Payments based on the GMIB value are less than fixed Annuity Payments based on the Contract Value. This may occur because the guaranteed fixed payout rates available with the GMIB may sometimes be less than the current fixed payout rates that are otherwise available. We will base your Annuity Payments on whichever amount (GMIB value or Contract Value) produces the greatest payment.


3.PURCHASE
--------------------------------------------------------------------------------

PURCHASE PAYMENTS

A Purchase Payment is the money you invest in the Contract. The Purchase Payment requirements for this Contract are:

o    The minimum initial payment we will accept is $25,000.

o You can make additional Purchase Payments during the Accumulation Phase of $250 or more (or as low as $100 if you have selected the automatic investment plan). In certain states, additional Purchase Payments can only be made during the first Contract Year. In Connecticut, no Purchase Payments may be made on or after any Contract Owner's 81st birthday.

o The maximum cumulative amount we will accept without our prior approval is $1 million (including amounts already invested in other Allianz Life variable annuities).

We may, at our sole discretion, waive the minimum Purchase Payment requirements. We reserve the right to decline any Purchase Payment. To purchase this Contract, all owners and the Annuitant must be 80 years or younger on the Issue Date.

This Contract is not designed for professional market timing organizations, other entities, or persons using programmed, large or frequent transfers.

When available, the Contract may be used in connection with certain tax qualified retirement plans. The Contract includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit; the purchase of this Contract does not provide additional tax deferral benefits beyond those provided in the qualified plan. Accordingly, if you are purchasing the Contract through a qualified plan, you should consider purchasing this Contract for its Living Guarantees, death benefit and annuity benefits. Please consult a tax adviser for information specific to your circumstances to determine whether the Contract is an appropriate investment for you.

BONUS


We will credit each Purchase Payment you make prior to any owner's 81st birthday with a bonus at the time it is made. During the first 90 days of your Contract we will base the bonus rate on all net Purchase Payments (not including any bonus) you made, which is the total amount of Purchase Payments made, less any withdrawals (prior to any MVA, but including any withdrawal charge). No bonus that was applied to your Contract during this initial 90-day period will be reduced because of a subsequent withdrawal. After this initial period we will base the bonus rate on net Purchase Payments made at the time of the contribution. The bonus rates are as follows:

                  NET
                  PURCHASE
                  PAYMENT                             BONUS
                  $0 - $24,999                           3%
                  $25,000 - $99,999                      4%
                  $100,000 - $999,999                    5%
                  $1,000,000 - $4,999,999                6%
                  $5,000,000 +                           7%


We will credit the bonus to your Contract subject to the following terms.


1) Bonus amounts are available for withdrawal, annuitization or payment of a death benefit only when such amounts become vested. The bonus only becomes part of any guaranteed benefits as it becomes vested. Any additional bonus amounts you receive during the first 90 days of your Contract will become vested based on the date of the additional Purchase Payment to which they are applied. The vesting schedule is as follows:


                  NUMBER OF COMPLETE
                      YEARS SINCE
                   PURCHASE PAYMENT                VESTING
                        RECEIPT                  PERCENTAGE
                           0                         0%
                           1                         35%
                           2                         70%
                          3+                        100%
2) All bonus amounts and any gains or losses attributable to such amounts are treated as earnings under the Contract and are treated as such for purposes of the withdrawal charge.

3) All gains and losses attributable to the bonus are part of your Contract Value and are always 100% vested.

4) If Joint Owners are named, the age of the older Joint Owner will be used, and if the Contract is owned by a non-individual, then the age of the Annuitant will be used to determine whether a bonus applies.

We pay all bonus amounts from the general account assets of Allianz Life.


Contract charges are deducted from your High Five Bonus Value. Therefore, your Contract incurs expenses on your total Contract Value and any unvested bonus amounts. If you cancel your Contract during the free look/right to examine period, or if you make a withdrawal, begin to take Annuity Payments or when a death benefit is payable in the first three years from any Purchase Payment date, you will forfeit all or some of your bonus. Since charges will have been assessed against your High Five Bonus Value, it is possible that upon withdrawal, particularly in a declining market, you will receive less money back than you would have if you had not received the bonus or not purchased a bonus annuity. We expect to profit from certain charges assessed under the Contract (i.e., the withdrawal charge and the mortality and expense risk charge) associated with the bonus.

     EXAMPLE

o You purchase the Contract with an initial Purchase Payment of $80,000. The bonus rate for this payment would be 4% and the bonus amount would be $3,200.

o 30 days later you make a second Purchase Payment of $25,000. The bonus rate for this payment would be 5% and the bonus amount would be $1,250.

o At the time of your second payment, you would also receive an additional bonus of 1% (or $800) on your initial Purchase Payment because the second payment was made within the first 90 days of your Contract. The total bonus you would receive on your second Purchase Payment would be $2,050 and this bonus will vest based on the date we receive your second Purchase Payment.


AUTOMATIC INVESTMENT PLAN

The automatic investment plan (AIP) is a program that allows you to make additional Purchase Payments to your Contract on a monthly or quarterly basis by electronic transfer of monies from your savings, checking or brokerage account. You may participate in this program by completing the appropriate form. The Service Center must receive your form by the first of the month in order for AIP to begin that same month. Investments will take place on the 20th of the month, or the next Business Day. The minimum investment that can be made by AIP is $100. You may stop or change AIP at any time you want. We need to be notified by the first of the month in order to stop or change AIP that month. If AIP is used for a Qualified Contract, you should consult your tax adviser for advice regarding maximum contributions. The AIP is not available if the Qualified Contract is funding a plan that is tax qualified under section 401 or 403(b) of the Internal Revenue Code.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a Contract, we will allocate your Purchase Payment and bonus amounts to the Investment Choices you have selected. We ask that you allocate your money in either whole percentages or round dollars. In certain states, additional Purchase Payments can only be made during the first Contract Year (other restrictions may also apply). Transfers do not change the allocation instructions for Purchase Payments. You can instruct us how to allocate additional Purchase Payments and bonus amounts. If you do not instruct us, we will allocate them in the same way as your most recent instructions to us. The bonus will be allocated the same way as the corresponding Purchase Payment. You may change the allocation of future Purchase Payments and bonuses without fee, penalty or other charge upon written notice or telephone instructions to our Service Center. A change will be effective for Purchase Payments and bonuses received on or after we receive your notice or instructions.

We reserve the right to limit the number of Investment Options that you may invest in at one time. Currently, you cannot invest in more than ten Investment Options at any one time. We may change this in the future. However, we will always allow you to invest in at least five Investment Options.

Once we receive your initial Purchase Payment and the necessary information, we will issue your Contract and allocate your first Purchase Payment within two Business Days. If you do not give us all of the information we need, we will contact you or your registered representative to get it. If for some reason we are unable to complete this process within five Business Days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional Purchase Payments, we will credit these amounts to your Contract within one Business Day. Our Business Day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern Time.

TAX-FREE SECTION 1035 EXCHANGES

You generally can exchange one annuity contract for another in a "tax-free" exchange under Section 1035 of the Internal Revenue Code. You also can generally exchange a life insurance product for an annuity contract. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange a life insurance policy or annuity contract for the Contract described in this prospectus: you might have to pay a withdrawal charge on your old contract; there will be a new withdrawal charge period for the new Contract; other charges under the new Contract may be higher (or lower); and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange an existing life insurance product or another annuity contract for this one unless you determine that the exchange is in your best interest.

FAXED APPLICATIONS

We will accept Contract applications delivered in writing, as well as via fax. We will treat a manually signed faxed application as an application delivered in writing. Please note that fax communications may not always be available. Any fax system, whether it is ours, yours or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should submit your application in writing to our Service Center. We do not currently accept applications delivered via e-mail, web site, or other electronic communications. This may be available in the future.

FREE LOOK/RIGHT TO EXAMINE

If you change your mind about owning the Contract, you can cancel it within ten days after receiving it (or the period required in your state). When you cancel the Contract within this time period, we will not assess a withdrawal charge. You will receive your Contract Value as of the day we receive your request. In certain states, or if you have purchased the Contract as an IRA, we may be required to give you back your Purchase Payment if you decide to cancel your Contract within ten days after receiving it (or the period required in your state). If that is the case, we reserve the right to allocate your initial Purchase Payment and any bonus to the USAZ Money Market Fund for 15 days after we receive it. At the end of that period, we will re-allocate your money as you selected. Currently, however, we will directly allocate your money to the Investment Choices as you have selected on your application. The free look provision under the Contract is also called the right to examine.

ACCUMULATION UNITS


Your Contract Value plus any unvested bonus amounts in the subaccounts (Separate Account Value) will go up or down based upon the investment performance of the Investment Option(s) you choose. The value of your Contract will also depend on the charges of the Contract. In order to keep track of your Separate Account Value, we use a measurement called an Accumulation Unit. If you select variable payouts during the Payout Phase of the Contract, we call this measurement an Annuity Unit.

When you make a Purchase Payment, we credit your Contract with Accumulation Units for any amounts allocated to an Investment Option at the daily price next determined after receipt of the Purchase Payment. The daily purchase price is generally determined as of 4:00 p.m. Eastern Time each Business Day, and any Purchase Payment received after 4:00 p.m. Eastern Time will receive the next Business Day's price. The Purchase Payments and any bonus you allocate to the Investment Options are actually placed into subaccounts. Each subaccount invests exclusively in one Investment Option. We determine the number of Accumulation Units we credit your Contract by dividing the amount allocated to a subaccount by the value of the corresponding Accumulation Unit.


Every Business Day, we determine the value of an Accumulation Unit for each subaccount by multiplying the Accumulation Unit value for the previous period by the net investment factor for the current period. We determine the net investment factor by:

o dividing the net asset value of a subaccount at the end of the current period by the net asset value of the subaccount for the previous period; and

o multiplying it by one minus the amount of the total Separate Account expense for the period and any charges for taxes.

We calculate the Separate Account Value by multiplying the Accumulation Unit value in each subaccount by the number of Accumulation Units for each subaccount and then adding those results together.

We calculate the value of each Accumulation Unit after regular trading on the New York Stock Exchange closes each Business Day.

EXAMPLE:


On Wednesday we receive an additional Purchase Payment of $3,000 from you before 4:00 p.m. Eastern Time. The bonus rate is 4%. When the New York Stock Exchange closes on that Wednesday, we determine that the value of an Accumulation Unit based on an investment in the Investment Option you chose is $13.25. We then divide $3,120 ($3,000 Purchase Payment plus $120 bonus amount) by $13.25 and credit your Contract on Wednesday night with 235.47 Accumulation Units of that Investment Option. If the $3,000 payment had been received after 4:00 p.m. Eastern Time, it would have received the next Business Day's price.



4.INVESTMENT OPTIONS
--------------------------------------------------------------------------------
The Contract offers the Investment Options listed in the following table. Each Investment Option has its own investment objective. In the future we may add, eliminate or substitute Investment Options.


YOU SHOULD READ THE INVESTMENT OPTIONS' PROSPECTUSES CAREFULLY. The Investment Options invest in different types of securities and follow varying investment strategies. There are potential risks associated with each of these types of securities and investment strategies. For example, an Investment Option's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an Investment Option with a small asset base. An Investment Option may not experience similar performance as its assets grow. The operation of the Investment Options and the various risks associated with the Investment Options are described in the Investment Options' prospectuses. TO OBTAIN A CURRENT PROSPECTUS FOR ANY OF THE INVESTMENT OPTIONS CALL EITHER YOUR REGISTERED REPRESENTATIVE OR US (AT THE TOLL FREE PHONE NUMBER LISTED AT THE BACK OF THIS PROSPECTUS). We will send copies of the Investment Option prospectuses to you with your Contract.


Certain Investment Options issue two or more classes of shares and certain share classes may have Rule 12b-1 expenses. The classes of shares currently offered by this Contract are listed in the table of annual operating expenses of the Investment Options that appears in Appendix A. For more information about share classes, see the Investment Options' prospectuses.

The investment objectives and policies of certain Investment Options may be similar to the investment objectives and policies of other portfolios that the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Options may be higher or lower than the results of such portfolios. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Options have the same investment advisers and objectives.

We offer other variable annuity contracts that may invest in the same Investment Options. These contracts may have different charges and may offer different benefits more suitable to your needs. For more information about these contracts, please contact our Service Center.

The following is a list of the Investment Options available under the Contract, the investment advisers and sub-advisers for each Investment Option, the investment objectives for each Investment Option and the primary investments of each Investment Option:


                                                     INVESTMENT OPTIONS
------------------------------------------------------------------------------------------------------------------------------------
                                                    ASSET CATEGORIES
                                           -----------------------------------

Investment Management      Investment             SB  S  CE   IT  HB  IE  L  L  L  S  M   Objective(s) Primary Investments
Company                    Option                 ho  p  aq   ne  io  nq  a  a  a  m  i
----------------------                            on  e  su   tr  gn  tu  r  r  r  a  d
                                                  rd  c  hi   em  hd  ei  g  g  g  l  -
Adviser/Sub-Adviser                               ts  i   v   r    s  rt  e  e  e  l  C
                                                  -   a   a   mB  Y   ny              a
                                                  T   l   l   eo  i   a   B  V  G  C  p
                                                  e   t   e   dn  e   t   l  a  r  a
                                                  r   y   n   id  l   i   e  l  o  p
                                                  m       t   as  d   o   n  u  w
                                                              t       n   d  e  t
                                                              e       a         h
                                                                      l
                  ----------------------- ---- -- -- --- --- --- -- -- --- -- -- ---------------- --------------------------------
   AIM                    USAZ AIM Basic Value                               X          Long-term     At least 65% of total assets
   o managed by           Fund                                                          growth of     in equity securities of U.S.
     USAllianz Advisers,                                                                capital       issuers that have market
     LLC/ A I M Advisors,                                                                             capitalizations of greater
     Inc.                                                                                             than $500 million and that the
                                                                                                      portfolio managers believe to
                                                                                                      be undervalued.
                         -----------------------------------------------------------------------------------------------------------
                          USAZ AIM Blue Chip                                    X       Long-term     At least 80% of net assets in
                          Fund                                                          growth of     the common stocks of blue chip
                                                                                        capital       with a  companies.
                                                                                        secondary
                                                                                        objective of
                                                                                        current income
                         -----------------------------------------------------------------------------------------------------------
                          USAZ AIM Dent               X                                 Long-term     Investment in securities of
                          Demographic Trends                                            growth of     companies that are likely to
                          Fund                                                          capital       benefit from changing demo-
                                                                                                      graphic,economic and lifestyle
                                                                                                      trends. May invest up to 25%
                                                                                                      of total assets in foreign
                                                                                                      securities which no more than
                                                                                                      15% of its total assets may be
                                                                                                      invested in securities of
                                                                                                      companies domiciled  in
                                                                                                      developing countries.
                         -----------------------------------------------------------------------------------------------------------
                          USAZ AIM                                    X                 Long-term     At least 80% of net assets in
                          International Equity                                          growth of     marketable equity securities
                          Fund                                                          capital       of foreign companies that are
                                                                                                      listed on a recognized foreign
                                                                                                      securities exchange or traded
                                                                                                      in a foreign over-the-counter
                                                                                                      market.
 -----------------------------------------------------------------------------------------------------------------------------------
  AllianceBernstein       USAZ                                               X          Long-term     At least 65% in dividend
  o  managed by           AllianceBernstein                                             growth of     paying stocks of large
     USAllianzAdvisers,   Growth and Income Fund                                        capital       well-established "blue chip"
     LLC/Alliance Capital                                                                             companies.
     Management L.P.
                         -----------------------------------------------------------------------------------------------------------
                          USAZ                                                  X       Long-term     At least 80% of net assets in
                          AllianceBernstein                                             growth of     equity securities of U.S.
                          Large Cap Growth Fund                                         capital       companies judged by adviser
                                                                                                      likely to achieve superior
                                                                                                      earnings growth.
 ----------------------------------------------------------------------------------------------------------------------------------
  Davis                   Davis VA Financial          X                                 Growth of     At least 80% in common stock
   o  managed by Davis    Portfolio                                                     capital       of companies "principally
      Advisors                                                                                        engaged" in financial services
                         -----------------------------------------------------------------------------------------------------------
                          Davis VA Value                                     X          Growth of     Common stock of U.S. companies
                          Portfolio                                                     capital       with market capitalizations of
                                                                                                      at  least $10 billion, which
                                                                                                      adviser believes are of  high
                                                                                                      quality and  whose  shares are
                                                                                                      selling at attractive prices,
                                                                                                      stocksare selected with the
                                                                                                      intention of holding them for
                                                                                                      the long term.
 -----------------------------------------------------------------------------------------------------------------------------------
     Dreyfus              Dreyfus IP Small Cap                                     X    Match         Invests in a representative
   o  managed by The      Stock Index Portfolio                                         performance   sample of stocks included in
      Dreyfus Corporation                                                               of the        the S&P Small Cap 600 Index,
                                                                                        Standard &    and in futures whose
                                                                                        Poors Small   performance is related to the
                                                                                        Cap 600       index, rather than attempt to
                                                                                        Index         replicate the index.
                         -----------------------------------------------------------------------------------------------------------
                          Dreyfus Stock Index                             X             Match total   Invests in all 500 stocks in
                          Fund                                                          return of     the S&P 500 in proportion to
                                                                                        the S&P 500   their weighting in the index.
                                                                                        Composite
                                                                                        Stock Price
                                                                                        Index
 -----------------------------------------------------------------------------------------------------------------------------------
   Franklin Templeton     Franklin Global             X                                 Capital       At least 80% of net assets in
   o  managed by          Communications                                                appreciation  investments of communications
      Franklin            Securities Fund                                               and current   companies. Communications
      Advisers, Inc.                                                                    income        companies are those that are
                                                                                                      primarily engaged in providing
                                                                                                      the  distribution, content and
                                                                                                      equipment related  to the
                                                                                                      creation, transmission or
                                                                                                      processing of information.
                         -----------------------------------------------------------------------------------------------------------
                          Franklin Growth and                             X             Capital       Invests mainly in a broadly
                          Income Securities Fund                                        appreciation, diversified portfolio of
                                                                                        with current  equity securities that the
                                                                                        income as a   Fund's manager considers to be
                                                                                        secondary     financially strong but
                                                                                        goal          undervalued by the market.
                         -----------------------------------------------------------------------------------------------------------
                          Franklin High Income                    X                     High current  Invests mainly in debt
                          Fund                                                          income with   securities offering high yield
                                                                                        capital       and expected total return,
                                                                                        appreciation  including securities that are
                                                                                        as a          rated below investment grade
                                                                                        secondary     or unrated.
                                                                                        goal
                         -----------------------------------------------------------------------------------------------------------
                          Franklin Income                         X                     Maximize      Normally invests in corporate
                          Securities Fund                                               income while  and government bonds and in
                                                                                        maintaining   equity securities that have
                                                                                        prospects for attractive dividend yields.
                                                                                        capital
                                                                                        appreciation
                         -----------------------------------------------------------------------------------------------------------
                          Franklin Large Cap                                    X       Capital       At least 80% of net assets in
                          Growth Securities Fund                                        appreciation  investments of large
                                                                                                      capitalization  companies. For
                                                                                                      this Fund, large cap companies
                                                                                                      are those with market cap
                                                                                                      values within those of the top
                                                                                                      50% of companies in the
                                                                                                      Russell 100 Index, at the
                                                                                                      time of purchase.
                         -----------------------------------------------------------------------------------------------------------
                          Franklin Real Estate        X                                 Capital       At least 80% of net assets in
                          Fund                                                          appreciation  investments of companies
                                                                                        with current  operating in the real estate
                                                                                        income as a   sector. The Fund invests
                                                                                        secondary     primarily in equity real
                                                                                        goal          estate investment trusts
                                                                                                      (REITs).
 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          Franklin Rising                                             X Long-term     At least 80% of net assets in
      Franklin            Dividends Securities                                          capital       investments of companies that
      Advisory            Fund                                                          appreciation. have paid rising dividends.
      Services, LLC                                                                     Preservation
                                                                                        of capital is
                                                                                        an important
                                                                                        secondary
                                                                                        consideration
 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          Franklin Small Cap                                       X    Long-term     At least 80% of net assets in
      Franklin            Fund                                                          capital       investments of small
      Advisers, Inc.                                                                    growth        capitalization companies. For
                                                                                                      this Fund,small cap companies
                                                                                                      are those with market
                                                                                                      capitalization values not
                                                                                                      exceeding (i) $1.5 billion;or
                                                                                                      (ii) the highest market
                                                                                                      capitalization value in the
                                                                                                      Russell 2000(R)Index;whichever
                                                                                                      is greater at the time of
                                                                                                      purchase.
 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          Franklin Small Cap                                       X    Long term     At least 80% of net assets in
      Franklin            Value Securities Fund                                         total return  investments of small
      Advisory                                                                                        capitalization companies. For
      Services, LLC                                                                                   this Fund, small cap companies
                                                                                                      are those with market cap
                                                                                                      values not exceeding 2.5
                                                                                                      billion, at the time of
                                                                                                      purchase. The  Fund's manager
                                                                                                      invests in small companies
                                                                                                      that it believes are
                                                                                                      undervalued.
 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          Franklin U.S.           X                                     Income        At least 80% of its net assets
      Franklin            Government Fund                                                             in U.S. government securities,
      Advisers, Inc.                                                                                  primarily fixed and variable
                                                                                                      rate mortgage-backed
                                                                                                      securities, a substantial
                                                                                                      portion of which is in Ginnie
                                                                                                      Maes.
                         -----------------------------------------------------------------------------------------------------------
                          Franklin Zero Coupon    X                                     As high an    At least 80% of net assets in
                          Fund 2005                                                     investment    zero coupon debt securities,
                                                                                        return as is  primarily U.S.Treasury-issued
                                                                                        consistent    stripped securities and
                                                                                        with capital  stripped securities issued by
                                                                                        preservation  the U.S. government and its
                                                                                                      agencies and
                                                                                                      instrumentalities.
                         -----------------------------------------------------------------------------------------------------------
                          Franklin Zero Coupon                X                         As high an    At least 80% of net assets in
                          Fund 2010                                                     investment    zero coupon debt securities,
                                                                                        return as is  primarily U.S.Treasury-issued
                                                                                        consistent    stripped securities and
                                                                                        with capital  stripped securities issued by
                                                                                        preservation  the U.S. government and its
                                                                                                      agencies and
                                                                                                      instrumentalities.
 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          Mutual Discovery                            X                 Capital       Invests mainly in U.S. and
      Franklin Mutual     Securities Fund                                               appreciation  foreign equity securities of
      Advisers, LLC                                                                                   companies that the Fund's
                                                                                                      manager believes are available
                                                                                                      at market prices less than
                                                                                                      their intrinsic value, based
                                                                                                      on certain recognized or
                                                                                                      objective criteria; including
                                                                                                      undervalued stocks,
                                                                                                      restructuring companies and
                                                                                                      distressed companies.
                         -----------------------------------------------------------------------------------------------------------
                          Mutual Shares                                               X Capital       Invests mainly in U.S. equity
                          Securities Fund                                               appreciation, securities that the Fund's
                                                                                        with income   manager believes are available
                                                                                        as a          at market prices less than
                                                                                        secondary     their intrinsic value based on
                                                                                        goal          certain recognized or
                                                                                                      objective criteria, including
                                                                                                      undervalued stocks,
                                                                                                      restructuring companies
                                                                                                      and distressed companies.
 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          Templeton Developing        X                                 Long-term     At least 80% of net assets in
      Templeton           Markets Securities                                            capital       emerging market investments,
      Asset               Fund                                                          appreciation  primarily equity securities.
      Management, Ltd.
 -----------------------------------------------------------------------------------------------------------------------------------
   o   managed by         Templeton Foreign                           X                 Long-term     At least 80% of net assets in
       Templeton          Securities Fund                                               capital       investments, primarily equity
       Investment                                                                       growth        securities, of issuers located
       Counsel, LLC                                                                                   outside the U.S., including
                                                                                                      those in emerging markets.
 -----------------------------------------------------------------------------------------------------------------------------------
   o   managed by         Templeton Growth                            X                 Long-term     Invests mainly in equity
       Templeton          Securities Fund                                               capital       securities of companies
       Global  Advisors                                                                 growth        located anywhere in the world,
       Limited                                                                                        including those in the U.S.
                                                                                                      and in emerging markets.
 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          USAZ Templeton                              X                 Long-term     At least 80% of net assets in
      USAllianz           Developed Markets Fund                                        capital       equity securities of companies
      Advisers, LLC/                                                                    appreciation  located in any developed
      Templeton                                                                                       country outside the U.S., with
      Investment                                                                                      particular areas of interest
      Counsel, LLC                                                                                    in Western Europe, Australia,
                                                                                                      Canada, New Zealand, Hong
                                                                                                      Kong, Japan, Bermuda and
                                                                                                      Singapore.
 -----------------------------------------------------------------------------------------------------------------------------------
   Jennison               Jennison 20/20 Focus                                  X       Long-term     Invests in up to 20 value
   o  managed by          Portfolio                                                     growth of     stocks and 20 growth stocks of
      Prudential                                                                        capital       mid-to-large size U.S.
      Investments Fund                                                                                companies.
      Management
      LLC/Jennison
      Associates, LLC
                         -----------------------------------------------------------------------------------------------------------
                          SP Jennison                                 X                 Long-term     Equity-related securities of
                          International Growth                                          growth of     foreign issuers.
                          Portfolio                                                     capital
                         -----------------------------------------------------------------------------------------------------------
                          SP Strategic Partners                           X             Long-term     At least 65% of total assets
                          Focused Growth                                                growth of     in equity-related securities
                          Portfolio                                                     capital       of U.S. companies that the
                                                                                                      adviser believes to have
                                                                                                      strong capital appreciation
                                                                                                      potential.
 -----------------------------------------------------------------------------------------------------------------------------------
   Oppenheimer            Oppenheimer Global                          X                 Long-term     Securities - mainly common
   o  managed by          Securities Fund/VA                                            capital       stocks, but also other equity
      Oppenheimer Funds,                                                                appreciation  securities including preferred
      Inc.                                                                                            stocks and securities
                                                                                                      convertible into common stock
                                                                                                      -of foreign issuers, "growth
                                                                                                      -type" companies, cyclical
                                                                                                      industries and special
                                                                                                      situations the adviser
                                                                                                      believes offer appreciation
                                                                                                      possibilities.
                         -----------------------------------------------------------------------------------------------------------
                          Oppenheimer High                        X                     High level    High-yield fixed-income
                          Income Fund/VA                                                of current    securities of domestic and
                                                                                        income        foreign issuers.
                         -----------------------------------------------------------------------------------------------------------
                          Oppenheimer Main                                X             High total    Common stocks of U.S.
                          Street  Fund/VA                                               return (which companies; other equity
                                                                                        includes      securities -- such as
                                                                                        growth in the preferred stocks and
                                                                                        value of its  securities convertible into
                                                                                        shares as     common stocks; debt
                                                                                        well as       securities.
                                                                                        current income)
 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          USAZ Oppenheimer                                         X    Capital       Invests in companies that have
      USAllianz Advisers, Emerging Growth Fund                                          appreciation  the potential to become
      LLC/Oppenheimer                                                                                 leaders in new emerging
      Funds, Inc.                                                                                     markets.


                         -----------------------------------------------------------------------------------------------------------
                          USAZ Oppenheimer            X                                 Superior      At least 80% of assets in
                          Emerging                                                      long-term     securities of companies
                          Technologies Fund                                             growth of     involved with innovative
                                                                                        capital       technologies.


 -----------------------------------------------------------------------------------------------------------------------------------
   PIMCO                  PIMCO VIT High Yield                    X                     Maximum total At least 80% of assets in
   o  managed by          Portfolio                                                     return,       high-yield securities ("junk
      Pacific Investment                                                                consistent    bonds")rated below investment
      Management Company                                                                with          grade, but at least "B" by
      LLC                                                                               preservation  Moody's or S&P.
                                                                                        of capital and
                                                                                        prudent
                                                                                        investment
                                                                                        management
                         -----------------------------------------------------------------------------------------------------------
                          PIMCO VIT Real Return               X                         Maximum real  At least 65% of its total
                          Portfolio                                                     return,       assets in inflation-indexed
                                                                                        consistent    bonds of varying maturities
                                                                                        with          issued by the U.S. and
                                                                                        preservation  non-U.S. governments, their
                                                                                        of real       agencies or instrumentalities,
                                                                                        capital and   and corporations.
                                                                                        prudent
                                                                                        investment
                                                                                        management
                         -----------------------------------------------------------------------------------------------------------
                          PIMCO VIT StocksPLUS                                  X       Total return  Substantially in S&P 500
                          Growth and Income                                             exceeding     derivatives, backed by a
                          Portfolio                                                     that of the   portfolio of fixed income
                                                                                        S&P 500       instruments.
                         -----------------------------------------------------------------------------------------------------------
                          PIMCO VIT Total                     X                         Maximum total At least 65% of assets in
                          Return Portfolio                                              return,       fixed income instruments of
                                                                                        consistent    varying maturities.
                                                                                        with
                                                                                        preservation
                                                                                        of capital and
                                                                                        prudent
                                                                                        investment
                                                                                        management
 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          USAZ PIMCO NFJ Small                                     X    Long-term     At least 80% of its assets in
      USAllianz Advisers, Cap Value Fund                                                growth of     companies with market
      LLC/ NFJ Investment                                                               capital and   capitalization of between $100
      Group LP and PIMCO                                                                income        million and $1.5 billion at
      Advisors Retail                                                                                 the time of investment.
      Holdings LLC

 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          USAZ PIMCO PEA Growth                           X             Long-term     At least 65% of its total
      USAllianz Advisers, & Income Fund                                                 growth of     assets in common stocks of
      LLC/PIMCO Equity                                                                  capital ;     companies with market
      Advisors, LLC                                                                     secondary     capitalizations of more than
                                                                                        emphasis on   $1 billion at the time of
                                                                                        income        investment.
                         -----------------------------------------------------------------------------------------------------------
                          USAZ PIMCO PEA                                              X Long-term     At least 65% of total assets
                          Renaissance Fund                                              growth of     in common stocks of companies
                                                                                        capital and   with below-average valuations
                                                                                        income        whose business fundamentals
                                                                                                      are expected to improve.
                         -----------------------------------------------------------------------------------------------------------
                          USAZ PIMCO PEA Value                               X          Long-term     At least 65% of its total
                          Fund                                                          growth of     assets in common stocks of
                                                                                        capital and   companies with market
                                                                                        income        capitalizations of more than
                                                                                                      $5 billion at the time of
                                                                                                      investment.
 -----------------------------------------------------------------------------------------------------------------------------------
   Seligman               Seligman Small-Cap                                       X    Long-term     At least 80% of net assets in
   o  managed by J. & W.  Value Portfolio                                               capital       common stocks of "value"
      Seligman & Co.                                                                    appreciation  companies with small market
      Incorporated                                                                                    capitalization (up to $2
                                                                                                      billion) at the time of
                                                                                                      purchase  by the  portfolio.
 -----------------------------------------------------------------------------------------------------------------------------------
   USAZ                   USAZ Money Market Fund         X                              Current       At least 80% of total assets
   o  managed by                                                                        income        in portfolio of high quality,
      USAllianz Advisers LLC/                                                           consistent    money market investments.
      Prudential                                                                        with stability
      Investment                                                                        of principal
      Management, Inc.
 -----------------------------------------------------------------------------------------------------------------------------------
   Van Kampen
   o managed by           USAZ Van Kampen                                             X Capital       At least 65% of total assets
     USAllianz Advisers,  Aggressive Growth Fund                                        growth        in common stocks and other
     LLC/Van Kampen                                                                                   equity securities the adviser
     Investment Advisory                                                                              believes have an above-average
     Corp.                                                                                            potential for capital growth.
 -----------------------------------------------------------------------------------------------------------------------------------
   o managed by           USAZ Van Kampen                                    X          Capital       Invests primarily in equity
     USAllianz Advisers,  Comstock Fund                                                 growth and    securities, including common
     LLC/Van Kampen                                                                     income        stocks, preferred stocks and
     Asset Management                                                                                 securities convertible into
     Inc.                                                                                             common and preferred stocks.
                         -----------------------------------------------------------------------------------------------------------
                          USAZ Van Kampen                                       X       Capital       Invests primarily  in a
                          Emerging Growth Fund                                          appreciation  portfolio of common stocks of
                                                                                                      emerging growth companies.
                         -----------------------------------------------------------------------------------------------------------
                          USAZ Van Kampen                             X                 Long term     Invests primarily in a
                          Global Franchise Fund                                         capital       non-diversified portfolio of
                                                                                        appreciation  publicly traded equity
                                                                                                      securities  of issuers
                                                                                                      located throughout the
                                                                                                      world that it believes  have,
                                                                                                      among other things, resilient
                                                                                                      business franchises and growth
                                                                                                      potential.
                         -----------------------------------------------------------------------------------------------------------
                          USAZ Van Kampen                                    X          Income and    Invests primarily in
                          Growth and Income Fund                                        long-term     income-producing equity
                                                                                        growth of     securities, including common
                                                                                        capital       stocks and convertible
                                                                                                      securities; also in non-
                                                                                                      convertible  preferred
                                                                                                      stocks and debt  securities
                                                                                                      rated "investment  grade."
 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          USAZ Van Kampen                                             X Capital       Invests primarily in common
      USAllianz Advisers  Growth Fund                                                   growth        stocks and other equity
      LLC/Van Kampen                                                                                  securities of growth
      Investment Advisory                                                                             companies.
      Corp.
 -----------------------------------------------------------------------------------------------------------------------------------

Shares of the Investment Options may be offered in connection with certain variable annuity contracts and variable life insurance policies of various insurance companies which may or may not be affiliated with Allianz Life. Certain Investment Options may also be sold directly to pension and retirement plans that qualify under Section 401 of the Internal Revenue Code. As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans or their participants. Each Investment Option's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken.

We may enter into certain arrangements under which we, or our affiliate USAllianz Investor Services, LLC, the principal underwriter for the Contracts, are compensated by the Investment Options' advisers, distributors and/or affiliates for the administrative services and benefits which we provide to the Investment Options. The amount of the compensation usually is based on the aggregate assets of the Investment Options or other investment portfolios from Contracts that we issue or administer. Some advisers may pay us more or less than others. The amounts we receive under these arrangements may be significant. In addition, our affiliate USAllianz Investor Services, LLC, may receive 12b-1 fees deducted from certain Investment Option assets attributable to the Contract for providing distribution and support services to some Investment Options. Because 12b-1 fees are paid out of an Investment Option's assets on an ongoing basis, over time they will increase the cost of an investment in the Investment Option.

SUBSTITUTION AND LIMITATION ON FURTHER INVESTMENTS

We may substitute another Investment Option for one of the Investment Options you have selected. Substitutions may be made with respect to existing investments, the investment of future Purchase Payments, or both. New or substitute Investment Options may have different fees and expenses, and their availability may be limited to certain classes of purchasers. We may limit further investment in or transfers to an Investment Option if marketing or tax considerations or investment considerations warrant. We also may close Investment Options to allocations at any time and at our sole discretion. The fund companies which sell shares of the Investment Options to us pursuant to participation agreements may terminate those agreements and discontinue offering their shares to us. We may not substitute any shares without notice to you and prior approval of the SEC, to the extent required by the Investment Company Act of 1940 or other applicable law.

TRANSFERS


You can make transfers among the Investment Choices subject to certain restrictions. Transfers may be subject to a transfer fee and transfers from certain types of Fixed Account Investment Choices may be subject to a MVA. We currently allow you to make as many transfers as you want to each Contract Year. We may change this practice in the future. There is no minimum required transfer amount. This product is not designed for professional market timing organizations, other entities or persons using programmed, large, or frequent transfers.


The following applies to any transfer:

1. We may choose not to allow you to make transfers during the free look/right to examine period.

2.   Your request for a transfer must clearly state:
     o    which Investment Choices are involved in the transfer; and
     o    how much the transfer is for.

3.   Transfers from a Fixed Account Investment Choice may be subject to a MVA.

4.   You can  make  transfers  from the FPAs to the  extent  that the GAV  Fixed
     Account Minimum is met (see section 6, Guaranteed Account Value (GAV) Benefit - The GAV Fixed Account Minimum). These transfers may be subject to a MVA unless the transfers are made 30 days before the end of the Account Period. In some states the FPAs may be limited to GAV Transfers only.

5. You cannot make any transfers within seven calendar days prior to your Income Date.

6. After the Income Date, you cannot make a transfer from a fixed payout Annuity Option to a variable payout Annuity Option.

7. After the Income Date, you can transfer from a variable payout Annuity Option to a fixed payout Annuity Option.

8. Your right to make transfers is subject to modification if we determine, in our sole discretion that exercising of the right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. We may apply restrictions in any manner reasonably designed to prevent any use of the transfer right which we consider to be to the disadvantage of other Contract Owners. The modifications that we could apply to transfers may include, but are not limited to:

     o    requiring a minimum time period between each transfer;
     o not accepting a transfer request from a registered representative acting on behalf of more than one Contract Owner;
     o    limiting the dollar amount that you can transfer at any one time; or
     o    not accepting transfer instructions received by telephone or fax.


If we impose a minimum time period between each transfer or if we limit the dollar amount of a transfer and /or restrict the telephone/fax privileges, we will notify you in writing. If we impose any of these restrictions, we may require you to submit instructions in writing via U.S. mail or overnight courier.


If we reject a transfer request, we will call your registered representative to request alternate instructions. If we are unable to contact your registered representative, we will contact you directly.

We reserve the right to modify the transfer provisions subject to the guarantees described above and subject to applicable state law at any time without prior notice to any party.

Certain  Investment  Options  may  impose   restrictions  on  transfers  between
Investment Options in an affiliated group of Investment Options if the investment adviser to one or more of the Investment Options determines that the Contract Owner requesting the transfer has engaged or is engaging in market timing or other abusive trading activities. In this event, the transfer may be delayed for one or more Business Days. This restriction would only apply to a transfer between two affiliated Investment Options, and in no event would it restrict a withdrawal from an Investment Option. If we receive a transfer instruction that we cannot implement for a period of time because of transfer restrictions, we will implement the instruction in accordance with the transfer restriction policy of the applicable Investment Option. In this event, you will receive a confirmation showing the date and the Accumulation Unit value at which we effected the transaction. We do not assume any responsibility for any delay in order entry caused by an Investment Option's transfer restriction policy. You should review the Investment Options' prospectuses regarding any applicable transfer restrictions.

TELEPHONE TRANSFERS. You can make transfers by telephone or by fax. We may allow you to authorize someone else to make transfers by telephone or fax on your behalf. If you own the Contract with a Joint Owner, unless you instruct us otherwise, we will accept instructions from either one of you. We will use reasonable procedures to confirm that instructions given to us by telephone are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We tape record all telephone instructions. We reserve the right to discontinue or modify the telephone/fax transfer privilege at any time and for any reason.

We do not currently accept transfer instructions via e-mail, web site, or other electronic communications. This service may be available in the future.

Please note that telephone, fax and/or electronic communications may not always be available. Any telephone, fax and/or computer system, whether it is ours, yours, your service provider's, or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer by writing to our Service Center.


EXCESSIVE TRADING AND MARKET TIMING

THIS PRODUCT IS NOT DESIGNED FOR PROFESSIONAL MARKET TIMING ORGANIZATIONS, OTHER ENTITIES, OR PERSONS USING PROGRAMMED, LARGE, OR FREQUENT TRANSFERS. Such activity may be disruptive to an Investment Option. We reserve the right to reject any specific Purchase Payment allocation or transfer request from any person, if in the investment adviser's, sub-adviser's or our judgment, an Investment Option may be unable to invest effectively in accordance with its investment objectives and policies. Excess trading activity can disrupt fund management strategy and increase expenses, which are borne by all Contract Owners who allocated Purchase Payments or made transfers to the Investment Option, regardless of their activity.

We may allow you to give third parties the right to effect transfers on your behalf. However, when the same third party makes transfers for multiple Contract Owners, the result can be simultaneous transfers involving large amounts of Contract Value. Such transfers can disrupt the orderly management of the Investment Options, can result in higher costs to Contract Owners, and generally are not compatible with the long-range goals of Contract Owners. We believe that such simultaneous transfers effected by third parties may not be in the best interests of all Contract Owners and the management of the Investment Options share this position. Therefore, we may restrict transfer rights in order to prevent any use which we consider to be to the disadvantage of the Contract Owners.


DOLLAR COST AVERAGING (DCA) PROGRAM

The DCA program allows you to systematically transfer a set amount of money each month or quarter from any one Investment Option to other Investment Options. The Investment Option(s) you transfer from may not be the Investment Options you transfer to in this program. You cannot DCA to or from the Fixed Account. By allocating amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You may only participate in this program during the Accumulation Phase.

Generally,   the  DCA  program   requires  a  $1,500   minimum   investment  and
participation for at least six months (or two quarters).

All DCA transfers will be made on the tenth day of the month unless that day is not a Business Day. If it is not, then the transfer will be made the next Business Day. You may elect this program by properly completing the DCA form provided by us.

Your participation in the program will end when any of the following occurs:

o   the number of desired transfers has been made;

o you do not have enough money in the Investment Option(s) to make the transfer (if less money is available, that amount will be dollar cost averaged and the program will end);

o you request to terminate the program (your request must be received at the Service Center by the first of the month to terminate that month); or

o   the Contract is terminated.

If you participate in the DCA program, there are no fees for the transfers made under the program, we do not currently count these transfers against the free transfers we allow, and you will not be charged additional fees for participating in or terminating this program. We reserve the right to discontinue or modify the DCA program at any time and for any reason.

FLEXIBLE REBALANCING

You can choose to have us rebalance your account. Once your money has been invested, the performance of the Investment Options may cause your chosen allocation to shift. Flexible rebalancing is designed to help you maintain your specified allocation mix among the different Investment Options. The Fixed Account Investment Choices are not part of the flexible rebalancing program. You can direct us to automatically readjust the amounts in your Investment Options on a quarterly, semi-annual or annual basis to return to your selected Investment Option allocations. Flexible rebalancing transfers will be made on the 20th day of the month unless that day is not a Business Day. If it is not, then the transfer will be made on the previous Business Day. The automatic transfers that we make (GAV Transfers) in and out of the FPAs to support the guarantees may affect your flexible rebalancing program. If you participate in the flexible rebalancing program, there are currently no fees for the transfers we make under this program, we do not currently count these transfers against any free transfers we allow and you will not be charged additional fees for participating in or terminating this program. We reserve the right to discontinue or modify the flexible rebalancing program at any time and for any reason. To terminate your participation in this program, your request must be received at the Service Center by the eighth of the month to terminate that month.

FINANCIAL ADVISERS - ASSET ALLOCATION PROGRAMS

If you have or establish a relationship with a personal financial adviser and have an advisory agreement that provides that you will pay all or a portion of your adviser's fees out of your Contract, we will, pursuant to written instructions from you in a form acceptable to us, make a partial withdrawal from your Contract to pay for the services of the financial adviser. Any fee that is withdrawn will be treated as a withdrawal under the terms of this Contract. If the Contract is Non-Qualified, the withdrawal will be treated like any other distribution and may be included in your gross income for federal tax purposes and, if you are under age 59 1/2, may be subject to a tax penalty. If the Contract is Qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met. You should consult a tax adviser regarding the tax treatment of the payment of financial adviser fees from your Contract.

We do not set the amount of the fees charged or receive any portion of the fees from the adviser. We do not review or approve the actions of any adviser, and do not assume any responsibility for these actions.

VOTING PRIVILEGES


We are the legal owner of the Investment Option shares. However, when an Investment Option solicits proxies in conjunction with a shareholder vote which affects your investment, we will obtain from you and other affected Contract Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. Should we determine that it is no longer required to comply with the above, we will vote the shares in our own right. Only Contract Owners have voting privileges under the Contract. Annuitants, Beneficiaries and other persons have no voting privileges unless they are also the owner.

We determine your voting interest in the Investment Options as follows:

o You are permitted to cast votes based on the dollar amount of Investment Option shares that you hold through the subaccount Accumulation Units in your Contract on the record date. We count fractional votes.

o    We will determine the number of shares that you can vote.

o You will receive any proxy materials and a form to give us voting instructions as well as periodic reports relating to the Investment Options in which you have an interest.



5.THE FIXED ACCOUNT
--------------------------------------------------------------------------------

We may change the terms of the Fixed Account in the future. Please contact us for the most current terms.

Any amounts that you allocate to an available Fixed Account Investment Choice or a fixed Annuity Payment become part of the Fixed Account, which is part of our general account. The general account consists of all of our assets other than those in our separate accounts. We have complete ownership of all assets in our general account and we use these assets to support our insurance and annuity obligations other than those funded by our separate accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over the investment of the assets of the general account.

We have not registered the Fixed Account as an investment company under the Investment Company Act of 1940, nor have we registered interests in the Fixed Account under the Securities Act of 1933. As a result, the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account.

FIXED PERIOD ACCOUNTS (FPAS)

FPAs are a type of Investment Choice available under the Fixed Account. When you allocate money to a FPA we will credit your money with interest. FPAs are available only during the Accumulation Phase. In some states the FPAs may be limited to GAV Transfers only.

FPAs have Account Periods of anywhere from one to ten years. An Account Period is the amount of time we expect money to remain in a FPA. Only one FPA of a specific Account Period is available for Purchase Payments or transfers in each Contract Year.

In most states, you may allocate all or a part of your Purchase Payments to a FPA with a ten-year Account Period at Contract issue. Any additional transfers or Purchase Payments allocated to a FPA during the first Contract Year will also be allocated to this ten-year Account Period. Similarly, a nine-year Account Period is available for allocations in the second Contract Year, an eight-year Account Period is available in the third year, and so on. After the tenth Contract Year, there are five-year rolling Account Periods. In the 11th through the 15th Contract Years allocations can be made to a FPA with an Account Period equal to one plus the remaining number of complete Contract Years to the end of the 15th Contract Year. For example, in the 11th Contract Year a five-year Account Period is available; in the 12th Contract Year a four-year Account Period is available, and so on until the 16th Contract Year when a new five-year Account Period is again available.

Allocations to the FPAs are credited with interest rates that vary based on the Account Period and when the allocation was made. Generally, the longer the Account Period, the higher the interest rate.

Generally, the initial interest rate is set on the date the first allocation is made to a FPA and will remain in effect until the second Contract Anniversary following the allocation. On that Contract Anniversary, the amount initially allocated to the FPA (plus interest) is then credited with the interest rate that we declare for all FPAs with the same Account Period and duration. This interest rate remains in effect for that entire Contract Year. On every Contract Anniversary we can set a new rate for the next Contract Year for all FPAs with the same Account Period and duration. For FPAs with a one-year Account Period, the interest rate is set at the start of the Account Period and is effective for any amounts allocated to the FPAs during the Contract Year. The interest rate for new allocations to a FPA may be different from the interest rate declared for amounts already in the FPAs. For example, new transfers to a FPA later in the third Contract Year may receive a different interest rate than the rate applied to amounts that were allocated to a FPA earlier in that Contract Year.

You can only make withdrawals during the Accumulation Phase. Unless you instruct us otherwise, we will make any partial withdrawal pro rata from the Investment Options. If the Contract Value in the Investment Options is insufficient for the partial withdrawal, then the remaining amount will come from the FPAs. We will account for transfers or partial withdrawals from the FPAs on a first-in, first-out (FIFO) basis. That is, a transfer or a partial withdrawal from the FPAs will reduce amounts in the oldest FPA, then the next oldest, and so on.

Your ability to make transfers and/or partial withdrawals from the FPAs is subject to the GAV Fixed Account Minimum. If you request to transfer or make a partial withdrawal from the FPAs that would reduce the amount in the FPAs below this minimum we will make transfers from the Investment Options to the FPAs in order to reestablish the GAV Fixed Account Minimum (see section 6, Guaranteed Account Value (GAV) Benefit - The GAV Fixed Account Minimum).

Any withdrawal or transfer (whether through your request or through our GAV Transfers to maintain the Living Guarantees) from a FPA may be subject to a Market Value Adjustment. If you completely transfer or fully withdraw the amount in the FPAs, the minimum value of the amount transferred or withdrawn after any MVA will be at least equal to the FPA Guaranteed Minimum Value.

MARKET VALUE ADJUSTMENT (MVA)

A MVA is an adjustment we make for transfers or withdrawals from a FPA that occur at any time other than 30 days before the end of an Account Period. There will be no MVA for transfers or withdrawals that occur within 30 days before the end of the Account Period. The end of the Account Period will first occur on your tenth Contract Anniversary and then on every fifth Contract Anniversary after that (i.e. the 15th Contract Anniversary, the 20th Contract Anniversary, etc.). You will receive a notice mailed at least 30 days in advance of the period in which we will not apply a MVA. We will allocate any amounts (including the GAV Fixed Account Minimum, if applicable) at the end of the Account Period to another FPA with a five-year Account Period.

We also will not apply MVAs to amounts withdrawn for withdrawal charges, the contract maintenance charge, death claims or for amounts you receive if you return the Contract under the free look/right to examine provision. We determine any withdrawal charges based on market value adjusted withdrawals.

IN SOME STATES, THE MVA MAY NOT BE AVAILABLE OR MAY BE LIMITED OR REVISED.

We generally will apply the MVA to amounts in the Fixed Account upon a partial transfer or partial withdrawal from a FPA. If you completely transfer or fully withdraw the amount in the FPAs we will apply the MVA to the amount of the withdrawal or transfer. If you completely transfer or fully withdraw the amount in the FPAs, the minimum value of the amount transferred or withdrawn after any MVA will be at least equal to the FPA Guaranteed Minimum Value. We base this adjustment on a formula called a Market Value Adjustment. At the time of transfer or withdrawal, the MVA formula compares the interest rate that applies to the FPA from which amounts are being removed to the current interest rate offered on new allocations to a FPA of the same Account Period. A MVA can be either positive or negative, depending on the rates that are currently offered on a FPA and this is shown in the following table:

If the interest rate on the FPA
from which amounts are being removed is...                    then the MVA is...
------------------------------------------                    ------------------

Less than the current interest rate for new
allocations to a FPA of the same Account Period                      negative

Equal to the current interest rate for new
allocations to a FPA of the same Account Period                      zero

Greater than the current interest rate for new
allocations to a FPA of the same Account Period                      positive

The MVA Formula is equal to [(1+I)/(1+J)]N where

I = current interest rate earned in the FPA from which amounts are being transferred or withdrawn.

J = current interest rate for new allocations to a FPA with an Account Period equal to the remaining term in the current Account Period.

N = number of years remaining in the current Account Period (including fraction).

MVA EXAMPLES

The following examples show the effect of the MVA on your Contract.

o You purchase a Contract with an initial Purchase Payment of $100,000 and receive a $5,000 bonus.
o You allocate $10,000 of your initial Purchase Payment (not including any bonus) to a FPA with a ten-year Account Period and an interest rate of 6%.
o    You make no additional Purchase Payments.
o On July 1 of your sixth Contract Year your Contract Value in the FPA is $13,777.88. You transfer the entire amount out of the FPA into the Investment Options.
o On the date of the transfer the current interest rate for the FPA you are transferring out of remained at 6%
o    You make no other transfers or partial withdrawals.

EXAMPLE OF A POSITIVE MVA:

Assume that the current interest rate for a FPA with a five-year Account Period is 5%, then the MVA is (1.06/1.05)4.5 = 1.043577. The amount of the transfer plus the MVA is $13,777.88 x 1.043577 = $14,378.28. In other words, the amount transferred out of the FPA is $13,777.88 and the amount transferred into the Investment Options is $14,378.28.

EXAMPLE OF A NEGATIVE MVA:

Assume that the current interest rate for a FPA with a five-year Account Period is 7%, then the MVA is (1.06/1.07) 4.5 = 0.958626. The amount of the transfer plus the MVA is $13,777.88 x 0.958626 = $13,207.84. In other words, the amount transferred out of the FPA is $13,777.88 and the amount transferred into the Investment Options is $13,207.84.

EXAMPLE OF A MVA ON A PARTIAL TRANSFER:

Assume that instead of transferring the entire amount out of a FPA on July 1 of your sixth Contract Year you request to have $1,000 transferred into the Investment Options. (If you instead request to transfer $1,000 from a FPA, the calculations would be similar to those for the complete transfer above.)

If the interest rate offered on a new FPA with a five-year Account Period is 5%, then the MVA is 1.043577. The amount of the transfer from the FPA plus the MVA is $1,000/1.043577 = $958.24. In other words, the amount transferred out of the FPA is $958.24 and the amount transferred into the Investment Options is $1,000.

If the interest rate offered on a new FPA with a five-year Account Period is 7%, then the MVA is 0.958626. The amount of the transfer from the FPA plus the MVA is $1,000/0.958626 = $1,043.16. In other words, the amount transferred out of the FPA is $1,043.16 and the amount transferred into the Investment Options is $1,000.

FPA GUARANTEED MINIMUM VALUE

If you completely transfer or fully withdraw the amount in the FPAs, the minimum value of the amount transferred or withdrawn after any MVA, is guaranteed to be at least equal to the greater of (a) or (b) where:

(a) equals all allocations to the FPAs less partial withdrawals (including any withdrawal charges) and transfers from the FPAs, or

(b)  equals the sum of:

     |X| 87.5% of all allocations to the FPAs, less all partial withdrawals (including any withdrawal charges) and transfers from the FPAs, accumulated at the guaranteed rate specified in the endorsement to your Contract (which is currently 3%)

                      PLUS

     |X| any pro rata portion of the withdrawal charges that would have been assessed against a FPA on a full withdrawal.

All partial withdrawals and transfers in the above calculation of the FPA Guaranteed Minimum Value do not reflect any MVA. In no event will the amount in a FPA adjusted for any applicable MVA be less than the FPA Guaranteed Minimum Value upon complete transfer or full withdrawal.

6.GUARANTEED ACCOUNT VALUE (GAV) BENEFIT
--------------------------------------------------------------------------------

Your Contract provides a long term GAV Benefit during the Accumulation Phase.

THIS BENEFIT MAY NOT BE AVAILABLE IN ALL STATES. CHECK WITH YOUR REGISTERED REPRESENTATIVE REGARDING AVAILABILITY.

Your Separate Account Value will increase or decrease depending on the performance of the underlying Investment Options you have selected. Depending on market conditions, you can make or lose value in the Investment Options. However, the GAV Benefit is intended to provide a level of protection for your principal and locks in some of the investment gains in your Contract that occurred at least five years ago.


The GAV Benefit guarantees that beginning on your fifth Contract Anniversary, and on each subsequent Contract Anniversary until your Income Date or Contract termination, your Contract Value will be at least equal to the GAV established five years ago, less all GAV adjusted partial withdrawals you made in the last five years. If your Contract Value is less than this guaranteed amount on the fifth and subsequent Contract Anniversaries, we credit the difference to your Contract Value from our general account. We will not apply a bonus to any GAV credits we make to your Contract.

Assuming no partial withdrawals, the GAV Benefit has the effect of guaranteeing that beginning with your fifth Contract Anniversary (and on each subsequent anniversary until your Income Date or Contract termination) your Contract Value will be at least equal to the initial GAV or the GAV from any Contract Anniversary that occurred at least five years ago. This type of guarantee is sometimes referred to as a "high water mark." For example, assuming no withdrawals, on your 12th Contract Anniversary, the GAV Benefit guarantees your Contract Value will be at least the highest GAV established initially or on any Contract Anniversary up to and including the seventh Contract Anniversary, that is, the "high water mark" from that period.


As noted above, if on a Contract Anniversary, your Contract Value is less than the guaranteed amount, we will credit your Contract with an amount equal to that difference. We will allocate this "credit" to your Investment Options in proportion to the amount in each of the Investment Options on the date of allocation. We will not apply a bonus to any GAV credits.

An additional Purchase Payment does not become part of the value guaranteed by the GAV Benefit until it is at least five years old, however, an additional Purchase Payment will immediately increase your Contract Value. Thus, if you make a large additional Purchase Payment, the advantage of the GAV Benefit may be diminished because it may decrease the likelihood that you would receive a credit to your Contract. For example, if on the fifth Contract Anniversary your Contract Value is less than the GAV from five years ago we credit your Contract with the difference. Alternatively, if you made a large additional Purchase Payment in the fourth Contract Year that increases your Contract Value on the fifth Contract Anniversary so that it is greater than the GAV from five years ago we would not make a credit to your Contract. To get the maximum benefit from this guarantee, you may want to consider purchasing a new Contract with the additional Purchase Payment.

CALCULATING THE GAV

The GAV Benefit guarantees that beginning on your fifth Contract Anniversary (and on each subsequent Contract Anniversary until your Income Date or Contract termination), your Contract Value will be at least equal to the GAV established five years ago, reduced by the sum of all GAV adjusted partial withdrawals that you have made in the last five years. GAV adjusted partial withdrawals means the sum of each individual GAV adjusted partial withdrawal.


The initial GAV is equal to all Purchase Payments (not including any bonus) received during the first 90 days of your Contract, less any withdrawals (prior to any MVA but including any withdrawal charge) during this period. We then recalculate the GAV on every Contract Anniversary.


On the first Contract Anniversary, the GAV is equal to the greater of A or B, where:


     A = The initial GAV plus any additional Purchase Payments (not including any bonus) received during the remainder of the first Contract Year and minus any GAV adjusted partial withdrawal for each partial withdrawal you made during the first Contract Year.


     B    = Your Contract Value on the first Contract Anniversary.

On the second and any subsequent Contract Anniversaries, the GAV is equal to the greater of C or D, where:

     C = The GAV from the previous Contract Anniversary plus any additional Purchase Payments (not including any bonus) received in the previous Contract Year and minus any GAV adjusted partial withdrawal for each partial withdrawal you made in the previous Contract Year.

     D    = Your Contract Value on that Contract Anniversary.

GAV ADJUSTED PARTIAL WITHDRAWAL = FPW  +  (RPW  X  GAV)

     FPW = The amount of the partial withdrawal prior to any MVA that together with any other previous partial withdrawals does not exceed 10% of total Purchase Payments not including any bonus (the partial withdrawal privilege).

     RPW = The remaining amount of the partial withdrawal including any MVA and any withdrawal charge.

     GAV  = The greater of one or (a) divided by (b) where:
          (a)  = the GAV on the day of (but prior to) the partial withdrawal.
          (b) = the Contract Value on the day of (but prior to) the partial withdrawal adjusted for any applicable MVA.

EXAMPLE

o You purchase the Contract with an initial Purchase Payment of $100,000 and receive a $5,000 bonus. You make no additional Purchase Payments.
o The Contract Value on the first Contract Anniversary is $120,000, on the second Contract Anniversary it's $135,000, and on the third Contract Anniversary it's $150,000. Please note that as the bonus becomes vested, it will increase your Contract Value. However, these amounts do not reflect the unvested portion of the bonus.
o You take a partial withdrawal of $20,000 (including the withdrawal charge) in the fourth Contract Year. The bonus is now 100% vested. Your Contract Value on the date of (but prior to) the partial withdrawal is $160,000. There is no MVA on the partial withdrawal amount. You take no other partial withdrawals.
o    The Contract Value on the fourth Contract Anniversary is $135,000.


         The initial GAV                                                      $100,000
                                                                              --------

         The GAV on the first Contract Anniversary equals the greater of A or B:
              A)  the  initial  GAV plus any  other  payments  made  during  the remainder  of the first  Contract  Year minus any GAV adjusted partial withdrawals made in the first Contract Year = $100,000
                  + 0 - 0 = $100,000
              B)  the  Contract  Value  on  the  first  Contract  Anniversary  =
                  $120,000
         The GAV on the first Contract Anniversary                            $120,000
                                                                              --------


         The GAV on the second Contract  Anniversary  equals the greater of C or
         D:
              C) the GAV from the first Contract Anniversary, plus payments made in the second Contract Year, minus any GAV adjusted partial withdrawals made in the second Contract Year
                 $120,000 + 0 - 0 = $120,000
              D) the Contract Value on the second anniversary = $135,000

          The GAV on the second Contract Anniversary                          $135,000

         The GAV on the third Contract Anniversary equals the greater of C or D:
              C) = $135,000 + 0 - 0 = $135,000
              D) the Contract Value on the third  anniversary = $150,000

          The GAV on the third Contract Anniversary                           $150,000

         Calculating the GAV adjusted partial  withdrawal in the fourth Contract
           Year:
              The amount of the partial withdrawal subject to the
                  partial withdrawal privilege (10% of total Purchase
                  Payments) =  0.10  x  $100,000  =                            $10,000
         PLUS
              The remaining amount of the partial withdrawal (including
                  any withdrawal charge)                                        10,000
              Multiplied by the greater of a) or b) where:
                  a)  one, or
                  b)  the GAV divided by the Contract Value on the
                       date of (but prior to) the partial withdrawal =
                       $150,000/$160,000  =  0.94                            x       1
                                                                              --------
                                                                               $10,000
         Total GAV adjusted partial withdrawal                                 $20,000

         The GAV on the fourth Contract  Anniversary  equals the greater of C or
           D:
              C)  the GAV from the third Contract Anniversary plus payments made in the fourth  Contract  Year minus any GAV  adjusted  partial withdrawals  made in the fourth Contract Year = $150,000 + 0 -
                  $20,000 = $130,000
              D)  the  Contract  Value  on the  fourth  Contract  Anniversary  =
                  $135,000
         The GAV on the fourth Contract Anniversary                           $135,000
                                                                              --------

APPLYING THE GAV BENEFIT:


o On your fifth Contract Anniversary your Contract Value is $105,000. Your initial GAV is $100,000. Then we subtract all the GAV adjusted partial withdrawals you made in the last five years ($20,000), for a total of $80,000. Your Contract Value is greater than the benefit amount so there is no credit to your Contract Value on the fifth Contract Anniversary.

o On your sixth Contract Anniversary your Contract Value is $108,000. Your GAV from five years ago (the first Contract Anniversary) is $120,000. Then we subtract all the GAV adjusted partial withdrawals you made in the last five years ($20,000), for a total of $100,000. Your Contract Value is greater than the benefit amount so there is no credit to your Contract Value on the sixth Contract Anniversary.


o On your seventh Contract Anniversary your Contract Value is $110,000. Your GAV from five years ago (the second Contract Anniversary) is $135,000. Then we subtract all the GAV adjusted partial withdrawals you made in the last five years ($20,000), for a total of $115,000. Your Contract Value is less than the benefit amount so we will credit $5,000 to your Investment Options on the seventh Contract Anniversary.

Application of the GAV Benefit in tabular form:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                 Contract Value
                              --------------                  guaranteed under the  Amount credited to your
                                                                GAV Benefit (does    Contract under the GAV
                                                               not apply until the  Benefit (does not apply  Contract Value after
                                                                  5th Contract       until the 5th Contract   application of any
                              Contract Value       GAV            Anniversary)            Anniversary)            GAV Benefit
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Initial                          $100,000        $100,000              --                      --                     --
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
1st Contract Anniversary         $120,000        $120,000              --                      --                     --
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
2nd Contract Anniversary         $135,000        $135,000              --                      --                     --
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
3rd Contract Anniversary         $150,000        $150,000              --                      --                     --
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
4th Contract Anniversary         $135,000        $135,000              --                      --                     --
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
5th Contract Anniversary         $105,000        $135,000          $80,000                 No credit.              $105,000
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
6th Contract Anniversary         $108,000        $135,000         $100,000                 No credit.              $108,000
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
7th Contract Anniversary         $110,000        $135,000         $115,000                   $5,000                $115,000
-----------------------------------------------------------------------------------------------------------------------------------

Please note that the bonus is only included in the GAV as it becomes vested and we do not apply a bonus to any GAV credits you may receive.

GAV TRANSFERS


There is no additional charge for the GAV Benefit. However, to make this guarantee available, we monitor your High Five Bonus Value daily and periodically may transfer amounts between the FPAs and the Investment Options you choose. We will transfer amounts from the Investment Options to the FPAs to the extent we deem, in our sole discretion, necessary to support the guarantees under the Contract. We will transfer amounts to the FPAs proportionally from all the Investment Options. We use a mathematical model to make these GAV Transfers based upon your High Five Bonus Value, the GAV Benefit to be provided in the future, and the time remaining until the guarantees are effective.

Each Business Day, we compare your High Five Bonus Value, the value of your future GAV Benefit guarantees and the time until each future guarantee becomes effective. Based on this comparison, we may make transfers to or from the FPAs, except that:


o any transfers to the FPAs in the first two Contract Years are limited to 50% of your Purchase Payments (not including any bonus); and,

o any transfers from the FPAs will not include any amount needed to maintain the percentage you allocated to the FPAs according to your most recent allocation instructions. For example, if your most recent allocation instructions indicate you want 10% allocated to the FPAs, we will make sure that when we transfer amounts out of the FPAs that we maintain a balance of 10% in the FPAs.

These GAV Transfers are not subject to any transfer fee and do not count against any free transfers we allow. Transfers out of a FPA may be subject to a MVA (see section 5, The Fixed Account - Market Value Adjustment). Any transfer to the Investment Options will be allocated according to your most recent allocation instructions excluding any allocation you may have made to the FPAs. You have complete discretion over the allocation to the Investment Options. You may transfer amounts into or out of the FPAs subject to the GAV Fixed Account Minimum.


Generally, transfers to the FPAs first occur when your High Five Bonus Value drops from its last high point by a cumulative amount of 6% to 7% over any period of time. If your High Five Bonus Value continues to fall, more transfers to the FPAs will occur. As time until application of the GAV Benefit guarantee shortens, the frequency of the allocations increase if your chosen Investment Options perform poorly in relation to the guarantees. When a GAV Transfer occurs, the transferred amount is allocated to the available FPA. The amount allocated to the FPA will remain there until the performance of your chosen Investment Options recovers sufficiently to enable us to transfer amounts back to the Investment Options while maintaining the guarantee protection under this benefit. This generally occurs when your High Five Bonus Value increases to equal your High Five Bonus Value at the last high point before the most recent GAV Transfer to the FPAs. As the time until application of the GAV Benefit guarantee shortens, the frequency of allocations back to the Investment Options decreases. See the SAI for more details on the GAV Transfers and see Appendix B for illustrations of how the Contract and the GAV may perform under different market conditions.


WE WILL TRANSFER AMOUNTS FROM THE INVESTMENT OPTIONS TO THE FPAS TO THE EXTENT WE DEEM, IN OUR SOLE DISCRETION, NECESSARY TO SUPPORT THE GUARANTEES UNDER THE CONTRACT. YOU SHOULD VIEW THE GAV BENEFIT AS A WAY TO PERMIT YOU TO INVEST IN THE VARIABLE INVESTMENT OPTIONS WHILE STILL HAVING YOUR PRINCIPAL AND INVESTMENT GAINS (IF ANY) PROTECTED TO THE EXTENT PROVIDED BY THE GAV BENEFIT. YOU SHOULD NOT VIEW THE GAV BENEFIT AS A "MARKET TIMING" OR OTHER TYPE OF INVESTMENT PROGRAM DESIGNED TO ENHANCE YOUR EARNINGS UNDER THE CONTRACT. IF WE MAKE TRANSFERS FROM YOUR CHOSEN INVESTMENT OPTIONS TO THE FPAS DURING A MARKET DOWNTURN, LESS OF YOUR CONTRACT VALUE WILL BE AVAILABLE TO PARTICIPATE IN ANY UPSIDE POTENTIAL OF THE INVESTMENT OPTIONS IF THERE IS A SUBSEQUENT RECOVERY. THIS MAY POTENTIALLY PROVIDE LESS CONTRACT VALUE.

YOU DO NOT HAVE ANY PROTECTION UNDER THE GAV BENEFIT UNLESS YOU HOLD THE CONTRACT FOR AT LEAST FIVE YEARS. BONUS AMOUNTS DO NOT BECOME PART OF THE GAV BENEFIT UNTIL THEY ARE VESTED. IF YOU THINK THAT YOU MAY TERMINATE THE CONTRACT OR ELECT TO START RECEIVING ANNUITY PAYMENTS BEFORE YOU HAVE HELD THE CONTRACT FOR AT LEAST FIVE YEARS, YOU SHOULD CONSIDER WHETHER PURCHASING THIS CONTRACT IS IN YOUR BEST INTERESTS.

THE GAV FIXED ACCOUNT MINIMUM

The GAV Fixed Account Minimum is the amount that we require to be kept in the FPAs to maintain the guarantee protection provided by the GAV Benefit. You may transfer amounts into or out of the FPAs subject to the GAV Fixed Account Minimum. You can transfer or make a partial withdrawal from the FPAs that would reduce the amount in the FPAs below this minimum by resetting the GAV Benefit. If you allocate or transfer amounts to the FPAs, the amounts we need to transfer to the FPAs in order to maintain the guarantee provided by the GAV Benefit will be less. If you withdraw or transfer amounts out of the FPAs (subject to the GAV Fixed Account Minimum), the amounts we need to transfer to the FPAs in order to maintain the guarantee provided by the GAV Benefit will be greater.

RESETTING THE GAV BENEFIT


The reset feature may not be available in all states. Check with your registered representative regarding availability in your state.

You may elect to reset the operation of the GAV Benefit at any time, as long as the reset date is at least 90 days from any earlier reset date and as long as the reset provision is available in your state. If you reset the operation of the GAV Benefit, the first Contract Anniversary on which your Contract Value will be guaranteed under the GAV Benefit will be the Contract Anniversary occurring five years after the Contract Anniversary following the reset date. The GAV on the reset date is the greater of:

o the last GAV calculated before the reset date, plus any additional Purchase Payments (not including any bonus) made since the last GAV calculation, and minus any GAV adjusted partial withdrawals you made since that calculation; or


o    your Contract Value.


Upon a reset, we will transfer 100% of your High Five Bonus Value to the Investment Choices on the reset date according to your most recent allocation instructions unless you instruct us otherwise. If your Contract Value on the reset date is less than the GAV at that time, the GAV Transfers to the FPAs will occur more rapidly and at a larger amount than those for a new Contract with a Purchase Payment (not including any bonus) equal to the Contract Value on the reset date. This occurs because the guarantee available to you on the reset date is larger than the guarantees available for a new Contract.


On the next Contract Anniversary after the reset date, the new GAV is equal to the greater of:

o the GAV established on the reset date, plus any additional Purchase Payments (not including any bonus) received since the reset date, and minus any GAV adjusted partial withdrawals you made since the reset date; or

o    your Contract Value.

On each subsequent Contract Anniversary, the new GAV is calculated as previously described (see "Calculating the GAV").

OTHER INFORMATION ON THE GAV BENEFIT

Once any credits are made to your Contract as a result of the GAV Benefit, the credits become part of your Contract Value and are available for immediate withdrawal. We do not apply a bonus to any GAV credits you might receive and the bonus is only included in the GAV as it becomes vested. Such a withdrawal may be subject to a MVA or withdrawal charges. Also, as part of the Contract Value in the Investment Options, any credits will reflect the investment performance of the Investment Options you chose.

The GAV Benefit will terminate on the Income Date or when the Contract terminates.


7.EXPENSES
--------------------------------------------------------------------------------

There are charges and other expenses associated with the Contract that will reduce your investment return. These charges and expenses are listed below.

SEPARATE ACCOUNT ANNUAL EXPENSES

Each Business Day during the Accumulation and Payout Phases, we make a deduction from your Separate Account assets for the total Separate Account expense (the M&E and administrative charges). We do this as part of our calculation of the value of the Accumulation Units and the Annuity Units. The amount of the M&E charge during the Accumulation Phase depends on the death benefit that applies to your Contract. We calculate the total Separate Account expenses as a percentage of average daily assets invested in a subaccount on an annual basis. During the Accumulation Phase, the total Separate Account annual expenses are as follows:

                                               M&E      Admin.     Total
                                             Charge     Charge    Charge
Traditional GMDB                              1.55%      0.15%   1.70%
Enhanced GMDB*                                1.75%      0.15%   1.90%

* May not be available in all states.


During the Payout Phase, the total Separate Account annual expenses are equal on an annual basis to 1.70% regardless of the death benefit that applied during the Accumulation Phase.


MORTALITY AND EXPENSE RISK (M&E) CHARGE. This charge compensates us for all the insurance benefits provided by your Contract, for example:

o    our contractual obligation to make Annuity Payments,
o    the death benefits,
o    certain expenses related to the Contract, and
o for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract.

If the M&E charges are sufficient to cover such costs and risks, any excess will be profit to us. We anticipate making such a profit, and using it to cover distribution expenses as well as the cost of providing certain features under the Contract.

ADMINISTRATIVE CHARGE. This charge is equal, on an annual basis, to 0.15% of the average daily assets invested in a subaccount on an annual basis. We deduct this charge during both the Accumulation and Payout Phases. This charge, together with the contract maintenance charge (which is explained below), is for all the expenses associated with the administration of the Contract. Some of these expenses include: preparation of the Contract, confirmations, annual statements, maintenance of Contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs.

CONTRACT MAINTENANCE CHARGE

On each Contract Anniversary during the Accumulation Phase, we deduct $40 from your Contract Value as a contract maintenance charge. The charge is assessed on the last day of each Contract Year. The charge is deducted pro rata from the Investment Options in which you are invested, assuming there is at least $40 in the Investment Options. If there is an insufficient amount in the Investment Options, the charge is deducted first from the Investment Options, and any remaining amount is deducted from the Fixed Account. The charge is for administrative expenses (see Administrative Charge above).


If you make a full withdrawal from your Contract other than on a Contract Anniversary and your High Five Bonus Value is less than $75,000, we will deduct the full contract maintenance charge. During the Payout Phase, in most states, the charge will be collected monthly out of each Annuity Payment.

We will not deduct this charge if your High Five Bonus Value is at least $75,000 at the time we are to deduct the charge. If you own more than one Contract offered under this prospectus, we will determine the total value of all your Contracts. If the total value of all your Contracts registered under the same social security number is at least $75,000, we will not assess the contract maintenance charge (except in Texas). We currently waive this charge during the Payout Phase if your Contract Value on the Income Date is at least $75,000. If the Contract is owned by a non-individual (e.g., a qualified plan or trust), Allianz Life will look to the Annuitant to determine if it will assess the charge.


In some states we are not permitted to assess the contract maintenance charge against the Fixed Account, during the Payout Phase or both.

WITHDRAWAL CHARGE

During the Accumulation Phase, you can make withdrawals from your Contract. A withdrawal charge applies if all or part of the amount withdrawn is from Purchase Payments we received within ten complete years before the withdrawal. The withdrawal charge may be also be referred to as the surrender charge or contingent deferred sales charge (CDSC) and withdrawals may be referred to as surrenders.

For purposes of calculating any withdrawal charge, we withdraw Purchase Payments on a "first-in-first-out" (FIFO) basis. We treat amounts withdrawn from your Contract in the following order:

1. First, we withdraw any Purchase Payments that are under the partial withdrawal privilege, and we do not assess a withdrawal charge.

2. Then, we withdraw any Purchase Payments that are beyond the withdrawal charge period shown in your Contract (i.e. Purchase Payments that we have had for ten or more complete years). We do not assess a withdrawal charge on these Purchase Payments.

3. Next, we withdraw Purchase Payments that are within the withdrawal charge period shown in your Contract. We do assess a withdrawal charge on these payments. However, withdrawing payments on a FIFO basis may help reduce the amount of the total withdrawal charge you will pay because the withdrawal charge declines over time. We determine your total withdrawal charge by multiplying each of these payments by the applicable withdrawal charge percentage and then totaling the charges.

4. Finally, we withdraw any Contract earnings. Bonuses and any earnings thereon are treated as earnings under the Contract for purposes of the withdrawal charge. We do not assess a withdrawal charge on Contract earnings.

We keep track of each Purchase Payment you make and the amount of the withdrawal charge depends upon the length of time since you made your Purchase Payment. The charge as a percentage of each Purchase Payment withdrawn is:

                            NUMBER OF COMPLETE
                           YEARS SINCE RECEIPT
                            OF PURCHASE PAYMENT            CHARGE
                            -------------------            ------
                                      0                     8.5%
                                      1                     8.5%
                                      2                     8.5%
                                      3                     8.5%
                                      4                     8.0%
                                      5                     7.0%
                                      6                     6.0%
                                      7                     5.0%
                                      8                     4.0%
                                      9                     3.0%
                              10 years or more              0.0%


After we have had a Purchase Payment for ten full years, there is no charge when you withdraw that Purchase Payment. We calculate the withdrawal charge at the time of withdrawal. In Connecticut, the withdrawal charge, as a percentage of each Purchase Payment withdrawn, is 8.5, 8.5, 8.0, 7.0, 6.0, 5.0, 4.0, 3.0, 2.0,
1.0 and 0.0, for the time periods referenced above.

EXAMPLE: Assume you purchase a Contract with an initial Purchase Payment of $25,000 and you make no additional Purchase Payments. You request a partial withdrawal from your Contract in your sixth Contract Year of $1,000 and there is a withdrawal charge of 7%. The total partial withdrawal amount we actually deduct from your Contract is $1,075.27 and we pay you $1,000. We determine this amount as follows:


   AMOUNT REQUESTED             OR      $1,000         =      $1,075.27
------------------------                ------
1  -  WITHDRAWAL CHARGE                  0.93


For partial withdrawals, the charge is deducted from the remaining Contract Value and is deducted pro rata from the Investment Choices. We do not assess the withdrawal charge on any payments paid out as Annuity Payments or as death benefits. The withdrawal charge compensates us for expenses associated with selling the Contract.

Withdrawals may be subject to a 10% tax penalty in addition to any income taxes due.

NOTE: FOR TAX PURPOSES, WITHDRAWALS ARE CONSIDERED TO HAVE COME FROM THE LAST MONEY YOU PUT INTO THE CONTRACT. THUS, FOR TAX PURPOSES, EARNINGS ARE CONSIDERED TO COME OUT FIRST.

PARTIAL WITHDRAWAL PRIVILEGE. Each Contract Year, you can make multiple withdrawals (prior to any MVA) of up to 10% of your total Purchase Payments (not including any bonus), and we will not deduct a withdrawal charge from this amount. This right is non-cumulative, which means that if you do not use the 10% in a year, it will not carry over to the next year. If you make a withdrawal of more than 10% of your total Purchase Payments (not including any bonus), the amount over the 10% amount may be subject to the withdrawal charge. Withdrawals from a Fixed Account Investment Choice may also be subject to a MVA. Purchase Payments withdrawn under this privilege will be subject to a withdrawal charge if you make a full withdrawal. If you make a full withdrawal, we will assess the withdrawal charge with no reductions for the partial withdrawal privilege. The partial withdrawal privilege is also referred to as the partial surrender privilege under this Contract.

You can also elect to participate in the systematic withdrawal program or the minimum distribution program. These programs allow you to make withdrawals without the deduction of the withdrawal charge under certain circumstances. See section 9, Access to Your Money, for a description of the systematic withdrawal program and the minimum distribution program.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE. We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce its sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the Contract or if a prospective purchaser already has a relationship with us. We may choose not to deduct a withdrawal charge under a Contract issued to an officer, director or employee of Allianz Life or any of its affiliates. Also, we may reduce or waive the withdrawal charge when a Contract is sold by a registered representative appointed with Allianz Life to any members of his or her immediate family and the commission is waived. Our prior approval is required for any reduction or elimination of the withdrawal charge.

COMMUTATION FEE

If you elect variable payouts under Annuity Options 2 or 4 and make a liquidation during the Payout Phase we may assess a commutation fee against the amount liquidated. The commutation fee is a percentage of the amount liquidated and is equal to:

         NUMBER OF COMPLETE
             YEARS SINCE
             INCOME DATE             CHARGE

                0                     7%
                1                     6%
                2                     5%
                3                     4%
                4                     3%
                5                     2%
                6 years or more       1%

In some states, the commutation fee for liquidations during the Payout Phase is replaced with a charge equal to the difference of the present value of the remaining Annuity Payments in the guaranteed period at AIR and AIR plus 1%.


We assess the commutation fee to cover lost revenue as well as internal costs incurred in conjunction with the liquidation.


TRANSFER FEE

You can currently make 12 free transfers every Contract Year. If you make more than 12 transfers in a Contract Year, we will deduct a transfer fee of $25 for each additional transfer. Currently we deduct this fee only during the Accumulation Phase, but we reserve the right to also deduct this fee during the Payout Phase. Transfers from certain types of Fixed Account Investment Choices may be subject to a MVA that may increase or decrease the value of your Contract and/or the amount transferred. Allianz Life reserves the right to restrict the number of transfers to 12 transfers per Contract Year and reserves the right to charge for any transfer. We will deduct the transfer fee from the Investment Choice from which the transfer is made. If you transfer the entire amount in the Investment Choice, then we will deduct the transfer fee from the amount transferred. If you are transferring from multiple Investment Choices, we will treat the transfer as a single transfer and we will deduct any transfer fee proportionally from the source accounts if you transfer less than the entire amount in the accounts. If the transfer is a GAV transfer or part of the dollar cost averaging or flexible rebalancing programs, it will not currently count against the free transfers we allow.


PREMIUM TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for the payment of these taxes. We will make a deduction from your Contract Value for them. Some of these taxes are due on the Issue Date, others are due on the Income Date. It is our current practice to not charge you for these taxes until Annuity Payments begin, you make a full withdrawal or you die. We may discontinue this practice in the future and assess the charge when the tax is due. Premium taxes generally range from 0% to 3.5% of the Purchase Payment, depending on the state.


INCOME TAXES

We reserve the right to deduct from the Contract any income taxes that it may incur because of the Contract. Currently, we are not making any such deductions.

INVESTMENT OPTION EXPENSES

There are deductions from the assets of the various Investment Options for operating expenses (including management fees) which are described in the table of annual operating expenses of the Investment Options in Appendix A and the prospectuses for the Investment Options. These charges apply during the Accumulation and Payout Phases if you make allocations to the Investment Options.


8.TAXES
--------------------------------------------------------------------------------

NOTE: WE HAVE PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES. WE HAVE INCLUDED ADDITIONAL INFORMATION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

ANNUITY CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Basically, these rules provide that you will not be taxed on any earnings on the money held in your annuity Contract until you take the money out. This is referred to as tax deferral. There are different rules regarding how you will be taxed depending upon how you take the money out and the type of Contract - Qualified or Non-Qualified (see the following sections).

If you do not purchase the Contract under a tax qualified retirement plan your Contract is referred to as a Non-Qualified Contract. When a Non-Qualified Contract is owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person), the Contract will generally not be treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of tax deferral and income may be taxed as ordinary income every year.

QUALIFIED CONTRACTS

If you purchase the Contract under a pension or retirement plan that is qualified under the Code, your Contract is referred to as a Qualified Contract. We currently may issue the following types of Qualified Contracts:

o Traditional Individual Retirement Annuity. Section 408 of the Code permits eligible individuals to maintain Individual Retirement Annuities (IRAs). IRA contributions are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of compensation included in the Contract Owner's income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are "rolled over" on a tax-deferred basis into an IRA. Purchasers of a Contract for use with IRAs will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA or their purchase.

o Simplified Employee Pension (SEP) IRA. Employers may establish Simplified Employee Pension (SEP) IRAs under Code section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general rules governing IRAs, such plans are subject to additional requirements and different contribution limits.

o Roth IRA. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of compensation included in the Contract Owner's income and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Distributions from a Roth IRA generally are not taxed until after the total amount distributed from the Roth IRA exceeds the amount contributed to the Roth IRA. After that, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or
     (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.

o TSAs or 403(b) Contracts. Section 403(b) of the Code allows employees of certain section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. 90-24 transfers from existing TSA or 403(b) Contracts are the only currently accepted contributions under a TSA or 403(b) Contract. However, this may change in the future.

Qualified Plans. A qualified plan is a retirement or pension plan that meets the requirements for tax qualification under sections of the Code where the assets are invested under this Contract. The plan is both the Contract Owner and the Beneficiary. The authorized signatory for the plan must make representation to us that the plan is qualified under the Code on the Issue Date and will continue to be qualified for the entire Accumulation Phase of the Contract. The qualified plan may designate a third party administrator (TPA) to act on its behalf. All tax reporting will be the responsibility of the plan.

Qualified Contracts are subject to special rules. Adverse tax consequences may result if contributions, distributions, and transactions in connection with the Qualified Contract do not comply with the law.

A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a Qualified Contract.

MULTIPLE CONTRACTS

The Code provides that multiple Non-Qualified deferred annuity contracts that are issued within a calendar year period to the same Contract Owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. You should consult a tax adviser prior to purchasing more than one Non-Qualified Contract in any calendar year period.

PARTIAL 1035 EXCHANGES

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in Conway vs. Commissioner, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in Conway. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

DISTRIBUTIONS - NON-QUALIFIED CONTRACTS

You, as the owner, generally will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal or as Annuity Payments. When you make a withdrawal, you are generally taxed on the amount of the withdrawal from your Contract that is earnings. For Annuity Payments, different rules apply. A portion of each Annuity Payment may be treated as a partial return of your Purchase Payment and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which we expect to make the Annuity Payments. Annuity Payments received after the Payee has received all of the Purchase Payment are fully included in income.

If the value of your Contract exceeds your Purchase Payments, any withdrawal generally will be included in taxable income to the extent of earnings in your Contract. The Contract may offer Fixed Account Investment Choices where withdrawals or transfers may be subject to a MVA. Although we believe that the Contract Value after a MVA is treated as the cash value under the Contract, there is no definitive guidance on the proper tax treatment of MVAs and you may want to discuss potential tax consequences of a MVA with your tax adviser. The Code also provides that any amount received under an annuity Contract, which is included in income, may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is included in income. Some distributions will be exempt from the penalty. There is an exception to this 10% penalty tax for amounts:

1) paid on or after you reach age 59 1/2

2) paid after you die;

3) paid if you become totally disabled (as that term is defined in the Code);

4) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

5) paid as Annuity Payments under an immediate annuity; or

6) that come from Purchase Payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the Income Date, then the tax for the year of the modification is increased by the 10% penalty tax plus interest for the tax years in which the exception was used. A partial withdrawal may result in the modification of the series of Annuity Payments made after the partial withdrawal and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above.

DISTRIBUTIONS - QUALIFIED CONTRACTS

The Internal Revenue Service has issued new final and proposed regulations regarding required distributions from tax qualified retirement plans. You should consult with your qualified plan sponsor and tax adviser to determine how these new rules affect the distribution of your benefits. Special rules may apply to withdrawals from certain types of Qualified Contracts, including Roth IRAs.

The Code also provides that any amount received under a Qualified Contract, which is included in income, may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is included in income. Some distributions will be exempt from the penalty. There is an exception to this 10% penalty tax for:

1)   distributions made on or after the date you reach age 59 1/2;

2)   distributions   following  your  death  or  disability  (for  this  purpose disability is as defined in Section 72(m)(7) of the Code);


3) after separation from service, distributions that are part of a series of substantially equal periodic payments made at least yearly for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary;


4) distributions made to you to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 for amounts paid during the taxable year for medical care;

5)   distributions made on account of an IRS levy upon the Qualified Contract;

6) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for you and your spouse and dependents if you have received unemployment compensation for at least 12 weeks (this exception will no longer apply after you have been re-employed for at least 60 days);

7) distributions from an IRA made to you to the extent such distributions do not exceed your qualified higher education expenses (as defined in Section 72(t)(7) of the Code) for the taxable year;

8)   distributions  from  an  IRA  which  are  qualified   first-time  homebuyer
     distributions (as defined in Section 72(t)(8) of the Code); and


9) for TSA or 403(b) Contracts, distributions made to an employee who has separated from service after age 55; and


10) distributions made to an alternate Payee pursuant to a qualified domestic relations order (does not apply to an IRA).


The exception stated in (3) above applies to a IRA without the requirement that there be a separation from service. With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of the Annuitant attaining age 59 1/2 or five years from the Income Date, then the tax for the year of the modification is increased by the 10% penalty tax, plus interest for the tax years in which the exception was used. A partial withdrawal may result in the modification of the series of Annuity Payments made after the partial withdrawal and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above unless another exception to the penalty tax applies. You should obtain competent tax advice before you make any partial withdrawals from your Contract.


Generally, distributions from a Qualified Contract must commence no later than the required beginning date. For IRAs, the required beginning date is April 1 of the calendar year, following the year in which you attain age 70 1/2. For TSA or 403(b) Contracts, the required beginning date is April 1 of the calendar year following the later of the calendar year in which you reach age 70 1/2 or retire. Generally, required distributions must be made over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated Beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. It is unclear whether a partial withdrawal will have an adverse impact on the determination of required minimum distributions. If you are receiving Annuity Payments or are age 70 1/2 or older, you should consult with a tax adviser before taking a partial withdrawal.

Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties. We do not currently support hardship withdrawals and other liquidity benefits under 403(b) plans.


ASSIGNMENTS, PLEDGES AND GRATUITOUS TRANSFERS

Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge (or agreement to assign or pledge) of any portion of the accumulation value is treated for federal income tax purposes as a partial or full withdrawal of such amount or portion. The investment in the Contract is increased by the amount includible as income with respect to such amount or portion, though it is not affected by any other aspect of the assignment or pledge (including its release). If a Contract Owner transfers a Contract without adequate consideration to a person other than the Contract Owner's spouse (or to a former spouse incident to divorce), the Contract Owner will be taxed on the difference between his or her accumulation value and the investment in the Contract at the time of transfer. In such case, the transferee's investment in the Contract will be increased to reflect the increase in the transferor's income.

The transfer or assignment of ownership of the Contract, the designation of an Annuitant, the selection of certain Income Dates, or the exchange of the Contract may result in certain other tax consequences that are not discussed herein. A Contract Owner contemplating any such transfer, assignment, or exchange should consult a tax advisor as to the tax consequences.

DEATH BENEFITS

Any death benefits paid under the Contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as Annuity Payments. Estate taxes may also apply.

DIVERSIFICATION

The Code provides that the underlying investments for a Non-Qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. We believe that the Investment Options are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Allianz Life, would be considered the owner of the shares of the Investment Options. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the Contract. It is unknown to what extent Contract Owners are permitted to select Investment Options, to make transfers among the Investment Options or the number and type of Investment Options Contract Owners may select from without being considered the owner of the shares. If any guidance is provided it may be applied retroactively. This would mean that you, as the owner of the Contract, could be treated as the owner of the Investment Options.

Due to the uncertainty in this area, we reserve the right to modify the Contract in an attempt to maintain favorable tax treatment.


9.ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

You can have access to the money in your Contract:

o    by making a withdrawal or liquidation;
o    by receiving  Annuity  Payments;  or
o    when a death benefit is paid to your Beneficiary.

Withdrawals can only be made during the Accumulation Phase. Under certain circumstances, you can take money out of the Contract during the Payout Phase if you select variable payouts under Annuity Option 2 or 4. (See section 2, Annuity Payments -The Payout Phase.)

When you make a full withdrawal you will receive your Contract Value on the Business Day the withdrawal request is received at our Service Center:


o based upon the number of Accumulation Units held by your Contract on that Business Day and valued at the next available daily price established after receipt of the withdrawal request,
o    adjusted for any applicable MVA,
o    less any applicable withdrawal charge,
o    less any premium tax, and
o    less any contract maintenance charge.

See the Fee Tables and section 7, Expenses for a discussion of the charges.


Any partial withdrawal must be for at least $500. Your Contract Value after a partial withdrawal must meet the minimum set forth in your Contract. We reserve the right to treat a request for a withdrawal that would reduce your Contract Value below the minimum set forth in your Contract as a request for a full withdrawal of your Contract. Unless you instruct us otherwise, we will make any partial withdrawal pro rata from the Investment Options. If the amount in the Investment Options is less than the partial withdrawal, then the remaining amount will come pro rata from any other available Investment Choices. Partial withdrawals from a Fixed Account Investment Choice may involve a MVA, which may increase or decrease your Contract Value and/or the proceeds you receive.

In the event that there are multiple bonuses applied to the Contract, we will reduce the oldest unvested bonus amounts first.

Partial withdrawals in excess of the partial withdrawal privilege will reduce unvested bonus amounts by the excess amount's percentage of the Contract Value on the day of (but prior to) the partial withdrawal. This percentage is determined by dividing the amount of the partial withdrawal (prior to any MVA, but including any withdrawal charge) in excess of the partial withdrawal privilege amount by the Contract Value.

Partial withdrawals from the FPAs are subject to the GAV Fixed Account Minimum. If you want to make withdrawals that would reduce the amounts in the FPAs below this minimum you can reset the GAV Benefit (see section 6, Guaranteed Account Value (GAV) Benefit - The GAV Fixed Account Minimum).

We will pay the amount of any withdrawal from the Investment Options within seven (7) days of when we receive your request in good order unless the suspension of payments or transfers provision is in effect.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE. WITHDRAWALS FROM TSAS OR 403(B) CONTRACTS MAY BE RESTRICTED. (SEE
SECTION 8, TAXES)

EXAMPLE:

o You purchase a Contract with an initial Purchase Payment of $100,000. We apply a bonus to your Contract of $5,000.

o You request a $50,000 partial withdrawal during the first Contract Year when the withdrawal charge is 8.5%. On the day of (but prior to) the partial withdrawal, your Contract Value is $110,600, the total value of your Contract (including unvested bonus amounts) is $115,600, and your partial withdrawal privilege is $10,000. Your bonus has not vested at all at this time.


         Calculating the total withdrawal charge:
         ----------------------------------------
             Payments subject to withdrawal charge (amount requested
               minus the partial withdrawal privilege) = $50,000 - $10,000 =           $ 40,000
                                                                                       --------
             divided by 1 minus the percentage of the withdrawal charge               1 - 0.085
                                                                                      ---------
             Equals                                                                    $ 43,716

             Total withdrawal charge = $43,716 - $40,000 =                               $3,716

         Reducing your Contract Value:
             Contract Value on the day of (but prior to) the partial withdrawal        $110,600
             Minus the total amount withdrawn (amount requested
               plus the total withdrawal charge) = $50,000 + $3,716 =                 -  53,716
                                                                                      ---------
             Contract Value after the partial withdrawal                               $ 56,884

         Reducing your unvested bonus:
             Amount of the unvested bonus                                              $  5,000
             Multiplied by the total amount withdrawn minus the
               partial withdrawal privilege divided by the Contract
               Value on the day of (but prior to the partial
               withdrawal) = ($53,716 - $10,000) / $110,600 =                          x  0.395
                                                                                       --------
             Reduction in the unvested bonus due to the partial withdrawal                1,975
             Unvested bonus after the partial withdrawal = $5,000 - $1,975 =            $ 3,025

         Reducing the total value of your Contract:
             Total value of your Contract (including unvested bonus amounts)
              on the day of (but prior to) the partial withdrawal                      $115,600
             Minus the total amount withdrawn (amount requested
               plus the total withdrawal charge) = $50,000 + $3,716 =                 -  53,716
             Minus the reduction in the unvested bonus due to the partial withdrawal -    1,975
                                                                                     ----------
            Total value of your Contract after the partial withdrawal                  $ 59,909

GUARANTEED WITHDRAWAL BENEFIT (GWB)

The Living Guarantees in your Contract also include the GWB. There is no additional charge for this benefit. Under this benefit, you will be able to take withdrawals (prior to any MVA) of up to a total of 10% of your total Purchase Payments (not including any bonus) less prior excess adjusted partial withdrawals in each Contract Year regardless of your Contract Value. You can continue to make these guaranteed withdrawals until the total of all guaranteed withdrawals (prior to any MVA) you have taken over all years equal 100% of your total Purchase Payments (not including any bonus) less prior excess adjusted partial withdrawals. The GWB is non-cumulative, which means that if you do not use the 10% in any Contract Year, it will not carry over to the next year. Guaranteed withdrawals are subject to the partial withdrawal privilege which means that there is no withdrawal charge if you withdraw up to 10% of your Purchase Payment in any Contract Year. However, if you withdraw more than 10% of your total Purchase Payment in any Contract Year, the amount above the 10% will be subject to any applicable withdrawal charge and it will reduce the remaining amount available for guaranteed withdrawals in subsequent years. Under the GWB, if your Contract Value is less than or equal to zero your Contract will continue until you have withdrawn all of your Purchase Payments (not including any bonus) adjusted for any excess partial withdrawals.

EXCESS ADJUSTED PARTIAL WITHDRAWALS are partial withdrawals (including any applicable MVA and withdrawal charge) in excess of guaranteed withdrawals made during the Contract Year, multiplied by the greater of one, or the ratio of the remaining available guaranteed withdrawals for all years (on the date of, but prior to the partial withdrawal) to the Contract Value (on the date of, but prior to the withdrawal) adjusted for any MVA.

SYSTEMATIC WITHDRAWAL PROGRAM

If your Contract Value is at least $25,000, we offer a program that provides automatic monthly or quarterly payments to you. The minimum amount you can withdraw under the program is $500. All systematic withdrawals will be made on the ninth day of the month unless that day is not a Business Day. If it is not, then we will make the withdrawal on the previous Business Day. Withdrawals under this program are subject to the partial withdrawal privilege. The total systematic withdrawals that you can make each Contract Year without incurring a withdrawal charge is limited to your partial withdrawal privilege amount for that Contract Year, which will never be less than 10% of your Purchase Payments.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

MINIMUM DISTRIBUTION PROGRAM

If you own a Qualified Contract, you may elect to participate in the minimum distribution program. Under this program, we will make payments to you from your Contract that are designed to meet the applicable minimum distribution requirements imposed by the Code for Qualified Contracts. These distributions will not be subject to a withdrawal charge. We can make payments to you on a monthly, quarterly, or annual basis. If your Contract Value is less than $25,000 we will only make payments annually. If you have elected the minimum distribution program, any additional withdrawals in a Contract Year when combined with minimum distribution withdrawals that exceed your partial withdrawal privilege (which will never be less than 10% of your total Purchase Payments not including any bonus) will be subject to any applicable withdrawal charge. The minimum distribution program is currently not available under 403(b) Contracts, but we may make it available in the future.

YOU CANNOT PARTICIPATE IN THE SYSTEMATIC WITHDRAWAL PROGRAM AND THE MINIMUM DISTRIBUTION PROGRAM AT THE SAME TIME.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.  trading on the New York Stock Exchange is restricted;

3. an emergency exists as a result of which disposal of the Investment Option shares is not reasonably practicable or Allianz Life cannot reasonably value the Investment Option shares;

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Contract Owners.

We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for the period permitted by law but not for more than six months.



10. ILLUSTRATIONS
-------------------------------------------------------------------------------

In order to help you understand how your Contract Values vary over time and under different sets of assumptions, we will provide you with certain personalized illustrations upon request and free of charge. These illustrations may provide hypothetical depictions of either the "payin", or Accumulation Phase, or the Annuity Payment or "payout" phase. Illustrations may be based upon historical performance of the Investment Options, as adjusted for certain expenses. (Any adjusted historical performance information will be accompanied by "standardized" performance information.) In the alternative, certain illustrations may be based upon an assumed rate of return not to exceed 12%. As another alternative, we may use the Standard & Poor's 500 Composite Price Index(R) (S&P 500(R)) or other recognized investment benchmarks to show how values may vary. Illustrations based on the S&P 500(R) can be found in Appendix B.

The illustrations are not guarantees or representations as to future performance or any specific rate of return. You can request an illustration at any time by contacting your registered representative.



11.DEATH BENEFIT
--------------------------------------------------------------------------------


At the time you purchase the Contract, you may be able to select one of two death benefit options. If you do not make a selection, the Traditional Guaranteed Minimum Death Benefit (Traditional GMDB) will apply to your Contract. The Enhanced Guaranteed Minimum Death Benefit (Enhanced GMDB) is available if all owners are age 79 or younger on the Issue Date for an additional mortality and expense risk (M&E) charge. The Enhanced GMDB does not provide any additional benefit before the first Contract Anniversary and it may not be appropriate if any owner is age 75 or older because the benefit values may be limited after age
81. As a result, any owner who is 75 or older should determine if purchasing a benefit for which there is an additional cost is appropriate for their situation.

YOU MAY ONLY SELECT ONE DEATH BENEFIT AND ONCE YOU SELECT A DEATH BENEFIT YOU CANNOT CHANGE OR CANCEL IT. THE ENHANCED GMDB MAY NOT BE AVAILABLE IN YOUR STATE. CHECK WITH YOUR REGISTERED REPRESENTATIVE REGARDING AVAILABILITY AND BE SURE TO DISCUSS WHETHER YOUR SELECTED DEATH BENEFIT IS APPROPRIATE FOR YOUR SITUATION.

PLEASE REFER TO THE APPLICABLE ENDORSEMENTS TO YOUR CONTRACT FOR THE SPECIFIC TERMS AND CONDITIONS OF THE DEATH BENEFITS.

If you own the Contract jointly, we will use the age of the older Joint Owner to determine the death benefit. If the Contract is owned by a non-individual (for example, a qualified plan or trust), we will use the Annuitant's age to determine the death benefit for all currently offered Contracts.

The use of the term "you" in this section refers to the Annuitant if the Contract is owned by a non-individual; otherwise it refers to the Contract Owner.

Any part of the death benefit amount that had been invested in the Investment Options remains in the Investment Options until distribution begins. From the time the death benefit is determined until we make a complete distribution, any amount in the Investment Options will be subject to investment risk that will be borne by the Beneficiary.

DEATH OF THE CONTRACT OWNER

If any owner dies during the Accumulation Phase, we will pay a death benefit to the Beneficiary. In the case of Joint Owners, if one Joint Owner dies, the surviving Joint Owner will be considered the Beneficiary. We will treat any other Beneficiary designation on record at the time of death as a contingent Beneficiary. Joint Owners must be spouses.

If any owner dies during the Payout Phase, the Beneficiary becomes the Contract Owner. If any owner who is not an Annuitant dies during the Payout Phase, any remaining Annuity Payments under the selected Annuity Option will continue at least as rapidly as they were being paid at the owner's death. If any owner who is also an Annuitant dies during the Payout Phase, any remaining amounts payable will be as provided for in the selected Annuity Option and will be paid at least as rapidly as they were being paid at the owner's death.

DEATH OF THE ANNUITANT

If the Annuitant who is not an owner dies during the Accumulation Phase, the owner will become the Annuitant unless he/she designates another Annuitant within 30 days of the death of the Annuitant. However, if the Contract is owned by a non-individual (for example, a qualified plan or trust) and the Annuitant dies during the Accumulation Phase on all currently offered Contracts:

o   we will treat the death of the Annuitant as the death of the Contract Owner,
o   we will pay a death benefit to the Beneficiary, and
o   a new Annuitant may not be named.

If the Annuitant dies during the Payout Phase, any remaining amounts payable will be as provided for in the selected Annuity Option and will be paid at least as rapidly as they were being paid at the Annuitant's death.

TRADITIONAL GUARANTEED MINIMUM DEATH BENEFIT (TRADITIONAL GMDB)

If the Traditional GMDB applies, the amount of the death benefit will be the greater of the following, less any applicable premium tax.

|X| The Contract Value determined as of the end of the Business Day during which both due proof of death and an election of the death benefit payment option have been received at our Service Center.

|X| The total of all Purchase Payments (not including any bonus) you have made minus any GMDB adjusted partial withdrawals (see below) you made.

ENHANCED GUARANTEED MINIMUM DEATH BENEFIT (ENHANCED GMDB)

If the Enhanced GMDB applies, the amount of the death benefit will be the greater of the following, less any applicable premium tax.

|X| The Contract Value determined as of the end of the Business Day during which both due proof of death and an election of the death benefit payment option have been received at our Service Center.

|X| The total of all Purchase Payments (not including any bonus) you have made minus any GMDB adjusted partial withdrawals (see below) you made.

|X| The MAV, as defined below, determined as of the end of the Business Day during which both due proof of death and election of the death benefit payment option have been received at our Service Center.

MAXIMUM ANNIVERSARY VALUE (MAV)

The MAV on the Issue Date is equal to your initial Purchase Payment (not including any bonus).

On each Business Day other than a Contract Anniversary and before the date of your death, the MAV is equal to:

|X|  its value on the immediately preceding Business Day,

|X| plus any additional Purchase Payments (not including any bonus) received that day, and

|X|  minus any GMDB adjusted partial withdrawals (see below) you made that day.

On every Contract Anniversary prior to your 81st birthday and before the date of your death, the MAV is equal to:

|X|  the highest Contract Value that occurred on any Contract Anniversary,

|X| plus subsequent additional Purchase Payments (not including any bonus) you made since that Contract Anniversary, and

|X| minus any GMDB adjusted partial withdrawals you made since that Contract Anniversary.

Beginning with the Contract Anniversary that occurs on or after your 81st birthday and before the date of your death, we calculate the MAV in the same way that we do on any Business Day other than a Contract Anniversary.

GMDB ADJUSTED PARTIAL WITHDRAWAL =  FPW  +  (RPW  X  GMDB)

     FPW = The amount of the partial withdrawal prior to any MVA that together with any other previous partial withdrawals does not exceed 10% of total Purchase Payments not including any bonus (the partial withdrawal privilege).

     RPW = The remaining amount of the partial withdrawal including any MVA and any withdrawal charge.

     GMDB = The greater of one or (a) divided by (b) where:

          (a) = the death benefit on the day of (but prior to) the partial withdrawal.
          (b) = the Contract Value on the day of (but prior to) the partial withdrawal adjusted for any applicable MVA.

DEATH BENEFIT EXAMPLES

o You purchase the Contract with an initial Purchase Payment of $100,000 (not including any bonus) and you allocate your entire Purchase Payment to the Investment Options. You are the only owner and are 69 or younger on the Issue Date.
o    You make no additional Purchase Payments.
o    The MAV on the ninth Contract Anniversary is $180,000.
o You take a partial withdrawal of $20,000 in the tenth Contract Year when the Contract Value on the date of (but prior to the partial withdrawal) is $160,000. You take no other partial withdrawals.
o    The Contract Value on the tenth Contract Anniversary is $140,000.

NOTE: The M&E charges are higher for Contracts with the Enhanced GMDB than for Contracts with the Traditional GMDB. If the differences in these charges were reflected in the assumptions listed above, the Contract Values would be lower for Contracts with the Enhanced GMDB than for Contracts with the Traditional GMDB.

TRADITIONAL GMDB:

We calculate the death benefit on the tenth Contract  Anniversary as the greater of:
         1) Contract Value:                                                     $140,000

         2) Total Purchase Payments                                             $100,000
               Minus the GMDB adjusted partial withdrawal                       - 20,000
                                                                                ---------
                                                                                $ 80,000
The GMDB adjusted partial withdrawal for (2) above is equal to:
         The amount of the partial withdrawal subject to the
              partial withdrawal privilege (10% of total Purchase
              Payments) = 0.10 x $100,000 =                                    $10,000
         PLUS
         The remaining amount of the partial withdrawal (including any
              withdrawal charge)                                                10,000
          Multiplied by the greater of a) or b) where:
              a)   is one, and
              b)   is the death  benefit  divided by the  Contract  Value on the
                   date   of  (but   prior   to)  the   partial   withdrawal   =
                   $140,000/$160,000 = 0.875                                       x 1
                                                                             +  10,000
         Total GMDB adjusted partial withdrawal                                $20,000

Therefore,  the death benefit under the  Traditional  GMDB on the tenth Contract
Anniversary is $140,000.

ENHANCED GMDB:

We calculate the death benefit on the tenth Contract Anniversary as the greater of:

         1) Contract Value:                                                      $140,000

         2) Total Purchase Payments                                              $100,000
               Minus the GMDB adjusted partial withdrawal                         -21,250
                                                                                  -------
                                                                                  $78,750
         3) The MAV:
             The MAV on the ninth Contract Anniversary                           $180,000
             Minus the GMDB adjusted partial withdrawal                         -  21,250
                                                                                ---------
                                                                                 $158,750
The          GMDB  adjusted  partial  withdrawal  for (3) above is equal to: The amount of the partial  withdrawal subject to the partial withdrawal privilege (10% of total Purchase
             Payments) =  0.10  x  $100,000  =                                 $10,000
         PLUS
             The  remaining  amount of the  partial  withdrawal  (including  any
             withdrawal  charge)                                                10,000
             Multiplied  by the greater of a) or b) where:
              a)   is one, and
              b)   is the death  benefit  divided by the  Contract  Value on the
                   date   of  (but   prior   to)  the   partial   withdrawal   =
                   $180,000/$160,000 = 1.125                                   x 1.125
                                                                             +  11,250
         Total GMDB adjusted partial withdrawal                                $21,250


Therefore,  the death  benefit  under the  Enhanced  GMDB on the tenth  Contract
Anniversary is equal to $158,750.


DEATH BENEFIT PAYMENT OPTIONS

If you have not previously designated a death benefit payment option, a Beneficiary must request the death benefit be paid under one of the death benefit payment options below. If the Beneficiary is the spouse of the Contract Owner, he/she can choose to continue the Contract in his/her own name at the then current Contract Value, or if greater, the death benefit value. An election by the spouse to continue the Contract must be made in a form satisfactory to us at our Service Center within 60 days after the death benefit first becomes payable by us. If a lump-sum payment is requested, the amount will be paid within seven days of receipt of proof of death and the valid election, including any required governmental forms, unless the suspension of payments or transfers provision is in effect. Payment of the death benefit may be delayed pending receipt of any applicable tax consents and/or forms from a state.

OPTION A: lump sum payment of the death benefit. Allianz Life will not deduct the contract maintenance charge at the time of a full withdrawal if the distribution is due to death.

OPTION B: payment of the entire death benefit within five years of the date of the Contract Owner's or any Joint Owner's death. Allianz Life will assess the full contract maintenance charge on each Beneficiary's portion on each Contract anniversary.

OPTION C: payment of the death benefit under an Annuity Option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary. Distribution under this option must begin within one year of the date of the Contract Owner's or any Joint Owner's death. The full contract maintenance charge will continue to be assessed on each Beneficiary's portion pro rata over the payments.

Any portion of the death benefit not applied under an Annuity Option within one year of the date of the Contract Owner's death must be distributed within five years of the date of death.

If the Beneficiary wants to receive the payment other than in a lump sum, he/she may only make such an election during the 60 day period after the day that the lump sum first became payable by Allianz Life.


12.OTHER INFORMATION
--------------------------------------------------------------------------------

ALLIANZ LIFE


Allianz Life is a stock life insurance company organized under the laws of the state of Minnesota in 1896. We offer fixed and variable life insurance and annuities and group life, accident and health insurance. We are licensed to do direct business in 49 states and the District of Columbia. We are a subsidiary of Allianz Versicherungs-AG Holding, which is a provider of integrated financial services.


THE SEPARATE ACCOUNT


We established Allianz Life Variable Account B (the Separate Account) as a separate account under Minnesota insurance law on May 31, 1985. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise our management of the Separate Account.


The Separate Account holds the assets that underlie the Contracts, except assets allocated to the Fixed Account. We keep the Separate Account assets separate from the assets of our general account and other separate accounts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.


We own the assets of the Separate Account. We credit gains to or charge losses against the Separate Account, whether or not realized, without regard to the performance of other investment accounts. The Separate Account's assets may not be used to pay any of our liabilities other than those arising from the Contracts. If the Separate Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account. The obligations of the Separate Account are not generalized obligations of Allianz Life.


DISTRIBUTION

Our wholly-owned subsidiary, USAllianz Investor Services, LLC (USAllianz) serves as principal underwriter for the Contracts. USAllianz, a limited liability company, organized in Minnesota, is located at 5701 Golden Hills Drive, Minneapolis, MN 55416. USAllianz is registered as a broker/dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "1934 Act") as well as with the securities commissions in the states in which it operates, and is a member of the NASD. More information about USAllianz is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.

Commissions will be paid to broker/dealers who sell the Contracts. Broker/dealers will be paid commissions up to 7% of Purchase Payments. Sometimes, Allianz Life enters into an agreement with the broker/dealer to pay the broker/dealer commissions as a combination of a certain amount of the commission at the time of sale and a trail commission (which when totaled could exceed 7% of Purchase Payments).

Other compensation options also may be made available. USAllianz may enter into selling agreements with other broker/dealers registered under the 1934 Act. Under the agreements with those broker/dealers, the commission paid to the broker/dealer on behalf of the registered representative will not exceed those described above; selling firms may retain a portion of commissions. We may pay additional expenses. The registered representative may receive a portion of the expense reimbursement allowance paid to the broker/dealer.

In addition, we may pay certain sellers for other services not directly related to the sale of the Contracts (such as special marketing support allowances). We may also periodically pay certain sellers a commission bonus on aggregate sales for special promotional programs.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the Contract Owners or the Separate Account.

We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

ADDITIONAL CREDITS FOR CERTAIN GROUPS

We may credit additional amounts to a Contract instead of modifying charges because of special circumstances that result in lower sales or administrative expenses or better than expected mortality or persistency experience.


ADMINISTRATION/THE SERVICE CENTER

Delaware Valley Financial Services, LLC. (DVFS), performs certain administrative services regarding the Contracts. DVFS is a wholly-owned subsidiary of Allianz Life. The Service Center is located at 300 Berwyn Park, Berwyn, Pennsylvania. The administrative services performed by the Service Center include:

o    Issuance of the Contracts,
o    Maintenance of Contract Owner records,
o Processing and mailing of account statements and other mailings to Contract Owners, and
o    Routine customer service including:
     -    Responding to Contract Owner correspondence and inquiries,
     -    Processing of Contract changes,
     -    Processing withdrawal requests (both partial and total), and
     -    Processing annuitization requests.

We compensate DVFS based on a specified fee per transaction and an additional negotiated fee for enhancements to computer systems used to process our business.


To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the Investment Options, will be mailed to your household, even if you or other persons in your household have more than one contract issued by Allianz or an affiliate. Call us at the toll-free number listed at the back of this prospectus if you need additional copies of financial reports, prospectuses, or annual and semiannual reports, or if you would like to receive one copy for each contract in future mailings.

FINANCIAL STATEMENTS

The consolidated financial statements of Allianz Life and the Separate Account have been included in the Statement of Additional Information.

13. GLOSSARY
-------------------------------------------------------------------------------


This prospectus is written in plain English to make it as understandable as possible. However, there are some technical words or terms that are defined below and are capitalized in the prospectus.

ACCOUNT PERIOD - the length of time for a Fixed Period Account. Account Periods range from one to ten years.

ACCUMULATION PHASE - the period of time before you elect to begin receiving Annuity Payments. Generally, you can make additional Purchase Payments during this time.

ACCUMULATION UNIT - the units into which we convert amounts invested in the subaccounts during the Accumulation Phase.

ANNUITANT - the natural person upon whose life the Annuity Payments are based. The Annuitant may be required to be the Contract Owner if the Contract is a Qualified Contract. The Contract Owner names the Annuitant at Contract issue.

ANNUITY OPTIONS - the income or payout options available under your Contract.

ANNUITY PAYMENTS - payments made by us to the Payee pursuant to the Annuity Option chosen. Annuity Payments may be variable, fixed or a combination of both variable and fixed.

ANNUITY UNIT - the units into which we convert amounts invested in the subaccounts during the Payout Phase.

BENEFICIARY - the person(s) or entity the Contract Owner names to receive any death benefit. The Beneficiary is named at Contract issue. Unless an irrevocable Beneficiary has been named, the Contract Owner can change the Beneficiary or contingent Beneficiary. If no Beneficiary is named, the owner's estate becomes the Beneficiary.

BUSINESS DAY - each day on which the New York Stock Exchange is open for trading, except when an Investment Option does not value its shares. Allianz Life is open for business on each day that the New York Stock Exchange is open. Our Business Day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern Time.

CONTRACT - the deferred annuity contract corresponding to this prospectus that allows you to accumulate money tax deferred by making one or more Purchase Payments. It provides for lifetime or other forms of Annuity Payments beginning on the Income Date.

CONTRACT OWNER - "you," "your" and "yours". The person or entity named in the Contract who may exercise all rights granted by the Contract. The Contract Owner is designated at Contract issue, unless changed. A Non-Qualified Contract can be owned by up to two JOINT OWNERS. Any Joint Owner must be the spouse of the other Contract Owner (this requirement may not apply in certain states).

CONTRACT ANNIVERSARY - An anniversary of the Issue Date of your Contract.


CONTRACT VALUE - on any Business Day it is equal to the sum of your Purchase Payments, vested bonus amounts and gains/losses in the Fixed Account and Separate Account.


CONTRACT YEAR - any period of twelve (12) months commencing with the Issue Date and each Contract Anniversary thereafter.

FIXED ACCOUNT - part of our general account. The general account consists of all of our assets other than those in our variable separate accounts. We have complete ownership and control of all of these assets.

FPA GUARANTEED MINIMUM VALUE - if you make a complete transfer or full withdrawal from the FPAs, the minimum value of the amount transferred or withdrawn after any Market Value Adjustment will not be less than the FPA Guaranteed Minimum Value.

GAV FIXED ACCOUNT MINIMUM - this is the minimum amount of Contract Value that we determine must be allocated to a FPA to support the GAV Benefit. You generally cannot reduce the amount in the FPAs below the GAV Fixed Account Minimum.

GAV TRANSFERS - these are the transfers we make between the FPAs and your selected Investment Options as a result of our monitoring your daily Contract Value (including any unvested bonus amounts) in order to support the GAV Benefit.


HIGH FIVE BONUS VALUE - your total Contract Value and any unvested bonus amounts.


INCOME DATE - the date that you begin receiving Annuity Payments under your Contract. This date must be the first day of a calendar month.

INVESTMENT CHOICES - the variable Investment Options and any Fixed Account options available under the Contract for Purchase Payments or transfers. We may add, substitute or remove Investment Choices in the future.

INVESTMENT OPTIONS - the variable Investment Choices available under the Separate Account. You may not invest in more than ten Investment Options at any one time.

ISSUE DATE - the date as shown on the Contract that starts the first Contract Year. Contract Anniversaries and Contract Years are measured from the Issue Date.

LIVING GUARANTEES - a package of benefits that include the Guaranteed Account Value Benefit, the Guaranteed Minimum Income Benefit and the Guaranteed Withdrawal Benefit. These benefits are not available individually and there are no additional fees or charges associated with these benefits. Some of these benefits may not be available in all states.

MARKET VALUE ADJUSTMENT (MVA) - a positive or negative adjustment to amounts withdrawn or transferred from a FPA unless they are made within the initial period shown in your Contract or within 30 days of the end of an Account Period.

NON-QUALIFIED CONTRACT - a Contract that is not purchased under a pension or retirement plan qualified under sections of the Internal Revenue Code.


PAYEE - the person or entity you designate to receive Annuity Payments during the Payout Phase. An owner or Annuitant can be the Payee but it is not required under the Contract. If you do not designate a Payee by the Income Date, we will make Annuity Payments to the owner. The owner can change the Payee at any time.


PAYOUT PHASE - the phase your Contract is in once Annuity Payments begin.

PURCHASE PAYMENT - the money you put in the Contract.

QUALIFIED CONTRACT - a Contract purchased under a pension or retirement plan qualified under sections of the Internal Revenue Code (e.g. 401(k) and H.R. 10 plans), Individual Retirement Annuities (IRAs), or Tax-Sheltered Annuities (referred to as TSA, 403(b), or "90-24 transfer" contracts). Currently we issue Qualified Contracts which include but may not be limited to Roth IRAs, Traditional IRAs, Simplified Employee Pension (SEP) IRAs and TSA, 403(b) transfer Contracts ("90-24 transfers").

SEPARATE ACCOUNT - Allianz Life Variable Account B is the Separate Account that issues your Contract. It is a separate investment account of Allianz Life. The Separate Account holds the assets invested in the Investment Options that underlie the Contracts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

SEPARATE ACCOUNT VALUE - the portion of your Contract Value plus any unvested bonus amount that is in the subaccounts of the Separate Account during the Accumulation Phase. We calculate the Separate Account Value by multiplying the Accumulation Unit value in each subaccount by the number of Accumulation Units for each subaccount and then adding those results together.

SERVICE CENTER - The USAllianz Service Center. Our Service Center address and phone number are at the back of this prospectus.

14. TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


Allianz Life.....................................   2
Experts..........................................   2
Legal Opinions...................................   2
Distributor......................................   2
Reduction or Elimination of the
    Withdrawal Charge............................   3
Calculation of Performance Data..................   3
       Total Return..............................   3
       Yield.....................................   4
Performance Information..........................   5
Federal Tax Status...............................  12
       General...................................  13
       Diversification...........................  13
       Multiple Contracts........................  14
       Contracts Owned by Other Than
           Natural Persons.......................  14
       Income Tax Withholding....................  14
       Required Distributions....................  15
       Tax Treatment of Distributions -
           Non-Qualified Contracts...............  15
       Qualified Contracts.......................  15
       Tax Treatment of Distributions -
           Qualified Contracts...................  16
       Tax-Sheltered Annuities -
           Withdrawal Limitations................  17
Guaranteed Account Value (GAV) Transfers.........  18
Annuity Provisions...............................  18
    Annuity Unit Value...........................  18
Mortality & Expense Risk Guarantee...............  19
Financial Statements.............................  19

15. PRIVACY NOTICE
--------------------------------------------------------------------------------

A NOTICE ABOUT YOUR NONPUBLIC FINANCIAL AND HEALTH INFORMATION (FEBRUARY 2003) WE CARE ABOUT YOUR PRIVACY!

This notice is required by federal and state privacy laws. It describes the privacy policy of Allianz Life and its family of companies listed below. Your privacy is a high priority for us. It will be treated with the highest degree of confidentiality. We need to collect certain information from you so that we can provide insurance products to you. We are committed to maintaining the privacy of this information in accordance with law. All persons with access to this information must follow this policy.

WE COLLECT THE FOLLOWING INFORMATION:

o INFORMATION FROM YOU--received from our insurance and annuity applications, claim forms or other forms ; examples are: your name; address; and date of birth;
o INFORMATION ABOUT YOUR TRANSACTIONS WITH US--examples are: your account balances; and your payment history;
o INFORMATION FROM THIRD PARTIES--from consumer reporting agencies; examples are: credit reports; and employment data.

WE MAY DISCLOSE THE FOLLOWING INFORMATION:

We disclose information such as your name; address; and policy information:

o TO OUR SERVICE PROVIDERS--such as persons who: collect premiums; investigate claims; and administer benefits;
o AS PERMITTED BY LAW--examples are:to government regulators; to law enforcement agencies; and related to court orders;
o OTHER CIRCUMSTANCES--examples are: to consumer reporting agencies to obtain underwriting information; to medical professionals to process your claim; to your insurance agent so he or she can perform services for you.

CONFIDENTIALITY AND SECURITY OF YOUR INFORMATION:

o We protect your information. The only persons who have access to your information are those who must have it to provide our products and services to you.
o If we become aware that any of your information is incorrect, we will make an effort to correct it.
o    We do not sell your information to others.

INFORMATION ABOUT OUR FORMER CUSTOMERS:

Information about our former customers is retained by us on a secure basis. If any disclosure of your information is made, it would be as described in this notice. We do not disclose any information about our former customers except as allowed or required by law.

THE FOLLOWING APPLIES ONLY TO AZ, CA, CT, GA, IL, KS, MA, ME, MN, MT, NV, NJ, NC, OH, OR, VA RESIDENTS:

o You have a right to access and request correction of your information that is retained by us.
o Information obtained from a report prepared by an insurance support agency may be retained by the agency and disclosed to other persons.

THE FOLLOWING APPLIES ONLY TO MASSACHUSETTS RESIDENTS: (in addition to the above provisions):

o Upon your written request, you have a right to receive the reason for any adverse underwriting decision made by Allianz Life.

THE FOLLOWING APPLIES ONLY TO MONTANA RESIDENTS: (in addition to the above provisions):

o You are entitled to receive, upon request to Allianz Life, a record of any subsequent disclosures of medical record information made by Allianz Life, including the following:

     1. The name, address and institutional affiliation, if any, of each person receiving or examining the medical information during the preceding three years prior to your receipt of this privacy notice;

     2. The date of the receipt or examination; and

     3. To the extent practicable, a description of the information disclosed.

NOTIFICATION OF CHANGE:

If we revise our privacy practices in the future, we will notify you prior to the changes.

ALLIANZ LIFE CONTACT INFORMATION:

If you have any questions or concerns about our privacy policies or procedures, please write, call, or E-mail:

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
PO BOX 1344
MINNEAPOLIS, MN 55440-1344
800/328-5600
WWW.ALLIANZLIFE.COM

ALLIANZ LIFE FAMILY OF COMPANIES:
o        Allianz Life Insurance Company of North America
o        USAllianz Investor Services, LLC
o        USAllianz Securities, Inc.
o        USAllianz Advisers, LLC
o        Allianz Individual Insurance Group, Inc.


                           Privacy Notice (R-2/2003)


APPENDIX A - ANNUAL EXPENSES FOR EACH INVESTMENT OPTION
------------------------------------------------------------------------------------------------------------------------------------


[TO BE UPDATED UPON AMENDMENT]


This table  describes in detail the annual  expenses for each of the  Investment
Options. We show the expenses as a percentage of an Investment Option's average daily net assets for the most recent fiscal year. Except for the USAZ Funds and the PIMCO VIT portfolios, neither the variable Investment Options nor their advisers are affiliated with Allianz Life.


------------------------------------------------------------------------------------------------------------------------------------
                                                             ANNUAL OPERATING EXPENSES BEFORE FEE                    TOTAL ANNUAL
--------------------------------------------------------      WAIVERS OR EXPENSE REIMBURSEMENTS         AMOUNT OF      OPERATING
                                                                                                       CONTRACTUAL  EXPENSES AFTER
                                                                                                       FEE WAIVERS    CONTRACTUAL
                                                                                                           AND      FEE WAIVERS OR
                                                                                                      REIMBURSEMENTS    EXPENSE
VARIABLE INVESTMENT OPTION                                                                                          REIMBURSEMENTS
------------------------------------------------------------------------------------------------------------------------------------
                                                         MANAGEMENT             OTHER
                                                            FEES     12B-1       EXPENSES    TOTAL
                                                                       FEES*
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ AIM Basic Value Fund (1)                                 .75%       .25%       1.19%      2.19%       1.09%         1.10%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ AIM Blue Chip Fund (1)                                   .80        .25        1.83       2.88        1.73          1.15
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ AIM Dent Demographic Trends Fund (1)                     .85        .25        2.68       3.78        2.58          1.20
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ AIM International Equity Fund (1)                        .90        .25        2.55       3.70        2.45          1.25
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ AllianceBernstein Growth and Income Fund (1)            1.00        .25         .93       2.18        1.08          1.10
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ AllianceBernstein Large Cap Growth Fund (1)             1.00        .25         .90       2.15        1.05          1.10
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Davis VA Financial Portfolio (9)                              .75        --          .24        .99          --           .99
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Davis VA Value Portfolio (9)                                  .75        --          .08        .83          --           .83
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Dreyfus IP Small Cap Stock Index Portfolio - Service          .35        .25    --              .60          --           .60
Shares
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund - Service Shares                     .25        .25         .01        .51          --           .51
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Franklin Global Communications Securities Fund - Class        .57        .25         .03        .85          --           .85
2 (2), (3)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Franklin Growth and Income Securities Fund - Class 2          .49        .25         .04        .78          --           .78
(2), (3)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Franklin High Income Fund - Class 2 (2), (3)                  .60        .25         .03        .88          --           .88
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Franklin Income Securities Fund - Class 2 (2), (3)            .50        .25         .03        .78          --           .78
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Franklin Large Cap Growth Securities Fund - Class 2           .75        .25         .05       1.05          --          1.05
(2), (3)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Franklin Real Estate Fund - Class 2 (2), (3)                  .53        .25         .04        .82          --           .82
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Franklin Rising Dividends Securities Fund - Class 2           .75        .25         .04       1.04         .01          1.03
(2), (3), (4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Franklin Small Cap Fund - Class 2 (2), (4)                    .53        .25         .31       1.09         .05          1.04
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Franklin Small Cap Value Securities Fund - Class 2 (2),       .59        .25         .20       1.04         .03          1.01
(4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Franklin U.S. Government Fund - Class 2 (2), (3)              .50        .25         .04        .79          --           .79
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Franklin Zero Coupon Fund 2005 - Class 1 (3)                  .62        --          .06        .68          --           .68
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Franklin Zero Coupon Fund 2010 - Class 1 (3)                  .62        --          .06        .68          --           .68
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Mutual Discovery Securities Fund - Class 2 (2)                .80        .25         .23       1.28          --          1.28
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund - Class 2 (2), (4)              .60        .25         .21       1.06         .01          1.05
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Securities Fund - Class 2       1.25        .25         .33       1.83          --          1.83
(2)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund - Class 2 (2), (4)          .70        .25         .20       1.15         .02          1.13
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund - Class 2 (2), (3)           .81        .25         .06       1.12          --          1.12
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ Templeton Developed Markets Fund (1)                     .875       .25        2.235      3.36        2.11          1.25
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Jennison 20/20 Focus Portfolio - Class 2 (9)                  .75        .25         .37       1.37          --          1.37
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
SP Jennison International Growth Portfolio - Class 2          .85        .25         .70       1.80          --          1.80
(5), (9)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
SP Strategic Partners Focused Growth Portfolio - Class        .90        .25        1.19       2.34          --          2.34
2 (5), (9)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA (9)                     .65        --          .02        .67          --           .67
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer High Income Fund/VA (9)                           .74        --          .03        .77          --           .77
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Fund/VA (9)                           .68        --          .01        .69          --           .69
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ Oppenheimer Emerging Growth Fund (1)                     .85        .25        1.28       2.38        1.13          1.25
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ Oppenheimer Emerging Technologies Fund (1)              1.00        .25        1.36       2.61        1.36          1.25
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT High Yield Portfolio - Admin. Class (6), (9)        .25        --          .51        .76         .01           .75
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Real Return Portfolio- Admin. Class (9)             .25        --          .41        .66          --           .66
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT StocksPLUS Growth and Income Portfolio -            .40        --          .26        .66         .01           .65
Admin. Class (6) , (9)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio- Admin. Class (6) , (9)      .25        --          .41        .66         .01           .65
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ PIMCO NFJ Small Cap Value Fund (1), (7)                  .75        .25         .25       1.25          --          1.25
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ PIMCO PEA Growth and Income Fund  (1)                    .75        .25        1.30       2.30        1.20          1.10
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ PIMCO PEA Renaissance Fund  (1)                          .75        .25         .40       1.40         .30          1.10
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ PIMCO PEA Value Fund  (1)                                .75        .25         .78       1.78         .68          1.10
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Seligman Small-Cap Value Portfolio - Class 1  (8) , (9)      1.00        --          .18       1.18          --          1.18
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ Money Market Fund                                        .35        .25         .27        .87          --           .87
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ  Van Kampen Aggressive Growth Fund (1)                   .90        .25        1.97       3.12        1.87          1.25
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Comstock Fund (1)                             .775       .25         .455      1.48         .28          1.20
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Emerging Growth Fund (1)                      .85        .25         .97       2.07         .97          1.10
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Global Franchise Fund (1), (7)                .95        .25         .15       1.35          --          1.35
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Growth and Income Fund (1)                    .775       .25         .555      1.58         .48          1.10
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Growth Fund (1)                               .85        .25        1.21       2.31        1.11          1.20
------------------------------------------------------------------------------------------------------------------------------------

*The 12b-1 fees cover certain  distribution  and  shareholder  support  services provided by the companies selling Contracts. Our principal underwriter, USAllianz Investor Services, LLC, will receive 12b-1 fees.
(1) USAllianz Advisers ("USAZ"), the Investment Option's investment adviser, and the Investment Option have entered into a written contract limiting operating expenses to the "after waiver" amount listed above through May 1, 2004. The Investment Option is authorized to reimburse USAZ for management fees previously waived and/or for the cost of Other Expenses paid by USAZ provided that such reimbursement will not cause the Investment Option to exceed the expense limitation noted above. The Investment Option's ability to reimburse USAZ in this manner only applies to fees paid or reimbursement made by USAZ at some time within the first three years from the time the Investment Option commenced operations.
(2) For the variable Investment Options of Franklin Templeton Variable Insurance Products Trust, Class 2 shares have a distribution plan that is referred to as a rule 12b-1 plan. See "Fund Account Policies" in the
     Franklin Templeton Variable Insurance Products Trust prospectus for more information about the rule 12b-1 plan.
(3)  The Fund administration fee is paid indirectly through the management fee.
(4) For the Franklin Rising Dividends, Franklin Small Cap, Franklin Small Cap Value Securities, Mutual Shares Securities and Templeton Foreign Securities Funds, the managers have agreed in advance to make estimated reductions of 0.01%, 0.05%, 0.03%, 0.01% and 0.02%, respectively, in their fees to reflect reduced services resulting from the Investment Options' investment in a Franklin Templeton money fund for cash management. The reduction is not voluntary and is required by the Investment Options' Board of Trustees and an exemptive order of the Securities and Exchange Commission.
(5) These variable Investment Options voluntarily agreed to reimburse "other expenses" for the SP Jennison International Growth Portfolio that exceeded .16% and for the SP Strategic Partners Focused Growth Portfolio that exceeded .93%. These reimbursements are voluntary and may be terminated at any time.
(6) PIMCO has contractually agreed to reduce total annual Investment Option operating expenses to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.75%, 0.65% and 0.65%, respectively, of average daily net assets for the PIMCO VIT High Yield, PIMCO VIT StocksPLUS Growth and Income and Total Return Portfolios. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.
(7) The USAZ PIMCO NFJ Small Cap Value Fund, and the USAZ Van Kampen Global Franchise Fund commenced operations as of May 1, 2003. The expenses shown above for these variable Investment Options are estimated for the current fiscal year.
(8) J & W Seligman & Co. Incorporated ("Seligman") voluntarily agreed to reimburse expenses of Seligman Small-Cap Value Portfolio, other than "management fees" and "12b-1 fees," that exceed 0.20%.
(9) We may enter into certain arrangements under which we, or our affiliate USAllianz Investor Services, LLC, the principal underwriter for the Contracts, are compensated by the Investment Options' advisers, distributors and/or affiliates for the administrative services and benefits which we provide to the Investment Options. The amount of the compensation usually is based on the aggregate assets of the Investment Options or other investment portfolios from Contracts that we issue or administer. Some advisers may pay us more or less than others, however, the maximum fee that we receive is 0.25% of the average aggregate amount invested by us in the Investment Options on a monthly basis.

APPENDIX B - ILLUSTRATIONS BASED ON THE S&P 500(R)
--------------------------------------------------------------------------------

USALLIANZ HIGH FIVE TM BONUS VARIABLE ANNUITY HYPOTHETICAL ILLUSTRATIONS BASED ON THE STANDARD & POOR'S(R) 500 COMPOSITE PRICE INDEX (S&P 500(R))

As described elsewhere in this prospectus, the Contract offers the opportunity to participate in the market through investment in the variable Investment Options, with certain Living Guarantees in the event that the market declines. The Living Guarantees provide the protection of the Guaranteed Account Value
(GAV) Benefit, the Guaranteed Minimum Income Benefit (GMIB) and the Guaranteed Withdrawal Benefit (GWB).

There are no additional fees or charges associated with the Living Guarantees. However, we monitor the value of your Contract daily and systematically transfer amounts between the Fixed Period Accounts (FPAs) and your selected Investment Options to support the GAV Benefit. This means that your Contract Value is protected from further deterioration when the returns from your Investment Options are declining. This also means that you may not always be able to fully participate in any upside potential returns available from the Investment Options. The GAV transfers may in some instances be referred to as "automatic portfolio management."

To help you understand how the Contract may perform in different market environments, the following charts and graphs show how much the Contract would hypothetically be worth, and how much the GAV Benefit would be at the end of each year based on the performance of S&P 500(R) if:

o The product were offered and you purchased the variable annuity for $100,000 on January 1 of the initial year in the period shown, and

o    The Contract is in the Accumulation Phase.

The illustrations show S&P 500(R) performance (without dividends) for successive periods beginning on January 1 of the years 1965, 1975, 1985 and 1995. A ten-year period is chosen as the most relevant time horizon of most annuity buyers (for continuity in the illustrations, the last period starts in year 1995, which results in a nine-year period). Also, a five-year period illustration ending in 2003 represents the most recent economic conditions over the time period before the Contract's guarantees first becomes effective.

These illustrations show Contract Value both with and without selection of the Living Guarantees. For Contracts with Living Guarantees, they also show the hypothetical movement of Contract Value in and out of the FPAs. The illustration reflects the guaranteed minimum interest rates for the FPAs, which are currently 3%. These interest rates remain fixed at the rates for the period of the illustration. Actual rates of interest credited to the FPAs depend on the interest rates in effect at the time of the transfer and subsequent interest rates declared effective for such money. Interest rates above the guaranteed minimum are not guaranteed. Transfers and withdrawals out of the FPAs may be subject to a Market Value Adjustment (MVA), which may increase or decrease the value of your Contract and/or the amount of the withdrawal or transfer. However, MVAs are not reflected in these illustrations. If MVAs were reflected, the projected values shown in the illustration may be higher or lower than shown.

Two sets of illustrations are shown for each period except for the five-year period. The second set illustrates the effect of the GAV reset feature. In these illustrations we have reset the GAV to equal the Contract Value whenever the Contract Value is at least 5% greater than the GAV and the reset was available. If the reset is available in your state, you can elect to reset the GAV at any time, as long as the reset date is at least 90 days from any earlier reset date. On a reset, we reallocate 100% of the Contract Value to the Investment Choices according to your most recent allocation instructions unless you instruct us otherwise. After a reset, the first Contract Anniversary on which your Contract Value will be guaranteed under the GAV Benefit will be the Contract Anniversary that occurs five years after the Contract Anniversary on or after the reset date.

Contract costs and expenses reflected in the illustrations are:

o A contract maintenance charge of $40. However, we waive this charge during the Accumulation Phase if the High Five Bonus Value at the time we are to deduct the charge is at least $75,000.
o A withdrawal charge, which starts at 8.5% in the first year and declines to 0% after we have had your Purchase Payment for ten full years. Withdrawals will reduce the Contract Value, the Available GAV, the GAV Lock-in Value and the value of any income and death benefits. Withdrawals may also be subject to a 10% penalty tax and income taxes.
o A mortality and expense risk (M&E) charge of 1.90% on selection of the Enhanced Guaranteed Minimum Death Benefit.
o An Investment Option annual operating expense of 1.03%, which is the arithmetic average of the expenses of all the available Investment Options.

For more information about the costs and expenses of this Contract please see the Fee Tables and section 7, Expenses.

The "S&P 500(R) NET RETURN" the annual returns of the S&P 500(R) adjusted for all Contract and Investment Option charges, except the withdrawal charge. It also does not reflect the impact of premium taxes or income taxes.

The "CONTRACT VALUE" reflects all Contract and Investment Option charges and vested bonus amounts, but does not include the withdrawal charge. It also does not reflect the impact of premium taxes or income taxes.

The "CASH SURRENDER VALUE" reflects all of the expenses and charges assessed against Contract Value with Living Guarantees, and also reflects any withdrawal charge (if applicable). It does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for withdrawals prior to age 59 1/2.

The "AVAILABLE GAV" represents the guarantee provided by the GAV Benefit that is available after the five-year waiting period has elapsed. The GAV Benefit guarantees that beginning on your fifth Contract Anniversary (and on each subsequent Contract Anniversary until your Income Date or Contract termination), your Contract Value will be at least equal to the GAV established five years ago, reduced by the sum of all GAV adjusted partial withdrawals that you have made in the last five years. GAV adjusted partial withdrawal means the sum of each individual GAV adjusted partial withdrawal. The bonus only becomes part of the GAV as it becomes vested.

The "GAV LOCK-IN VALUE" is the GAV established initially and which is then re-established on any reset date and each Contract Anniversary. The GAV is available after the appropriate five-year waiting period, depending on when it was established. The bonus only becomes part of the GAV as it becomes vested.

The "TRUE UP" represents the amounts we add to the Contract Value (the GAV credit) to "true up" the Contract Value to equal the GAV. We do not apply a bonus to GAV credits.

THIS IS AN ILLUSTRATION NOT A CONTRACT. Product and features may not be available in all states. All product guarantees are based on the claims paying ability of Allianz Life. You cannot invest directly in the S&P 500(R) Index. Past performance is not a guarantee of future results. No representation is made as to future performance. The value of an annuity will fluctuate, so that it may be worth more or less than amounts paid in. Investment returns and principal value will fluctuate with market conditions so that units, when redeemed, may be worth more or less than the original cost.



              ILLUSTRATION FOR JANUARY 1, 1965 TO DECEMBER 31, 1974

                               WITHOUT GAV RESETS

                END OF     S&P        CONTRACT    AVAILABLE       GAV          CASH       % OF CONTRACT      CONTRACT
                                                                                                               VALUE
                           500(R)    VALUE WITH                                         VALUE WITH LIVING     WITHOUT
                CONTRACT   NET         LIVING                   LOCK-IN     SURRENDER     GUARANTEES IN       LIVING
                   YEAR     RETURN   GUARANTEES      GAV         VALUE        VALUE       VARIABLE/FIXED    GUARANTEES
                    0                 $100,000        $0        $100,000     $92,000        100% / 0%        $100,000
                    1        7.1%     $103,500        $0        $103,500     $95,500        66% / 34%        $107,139
                    2       -15.2%    $94,176         $0        $103,500     $86,176        52% / 48%         $90,904
                    3       17.2%     $104,188        $0        $104,188     $97,188        60% / 40%        $106,580
                    4        5.4%     $108,189        $0        $108,189     $102,189       66% / 34%        $112,337
                    5       -13.5%    $102,179     $100,000     $108,189     $97,179         1% / 99%         $97,210
                    6       -2.3%    $103,500 *    $103,500     $108,189     $99,500         4% / 96%         $94,997
                    7        8.2%     $105,967     $103,500     $108,189     $102,967        1% / 99%        $102,747
                    8       12.1%     $112,428     $104,188     $112,428     $112,428       49% / 51%        $115,150
                    9       -19.3%   $108,189 *    $108,189     $112,428     $108,189        1% / 99%         $92,895
                    10      -31.4%   $108,189 *    $108,189     $112,428     $108,189        6% / 94%         $63,698
* True up occurred at the end of the Contract Year.

[GRAPHIC:  THE TABLE ABOVE IS ALSO  REPRESENTED  HERE GRAPHICALLY IN THE PRINTED
PROSPECTUS IN THE FORM OF A LINE CHART.]

Notice the market volatility during the period and how the Living Guarantees helped weather the impact of the declining performance. As a result of the automatic portfolio management and true ups, the Contract with Living Guarantees would have ended this ten-year period with more Contract Value than the same
Contract without Living Guarantees.

                                 WITH GAV RESETS

                                                                                                             CONTRACT
                           S&P        CONTRACT                                            % OF CONTRACT        VALUE
                END OF     500(R)    VALUE WITH                   GAV          CASH     VALUE WITH LIVING     WITHOUT
                CONTRACT   NET         LIVING     AVAILABLE     LOCK-IN     SURRENDER     GUARANTEES IN       LIVING
                   YEAR     RETURN   GUARANTEES      GAV         VALUE        VALUE       VARIABLE/FIXED    GUARANTEES
                    0                 $100,000        $0        $100,000     $92,000        100% / 0%        $100,000
                    1        7.1%     $107,139        $0        $107,139     $99,139        100% / 0%        $107,139
                    2       -15.2%    $95,662         $0        $107,139     $87,662        52% / 48%         $90,904
                    3       17.2%     $105,638        $0        $107,139     $98,638        60% / 40%        $106,580
                    4        5.4%     $107,750        $0        $112,673     $101,750       100% / 0%        $112,337
                    5       -13.5%    $99,744         $0        $112,673     $94,744        51% / 49%         $97,210
                    6       -2.3%     $100,195        $0        $112,673     $96,195        52% / 48%         $94,997
                    7        8.2%     $105,090        $0        $112,673     $102,090       41% / 59%        $102,747
                    8       12.1%     $112,105        $0        $112,673     $112,105       43% / 57%        $115,150
                    9       -19.3%   $112,673 *    $112,673     $112,673     $112,673        3% / 97%         $92,895
                    10      -31.4%   $112,673 *    $112,673     $112,673     $112,673        6% / 94%         $63,698
* True up occurred at the end of the Contract Year.

[GRAPHIC:  THE TABLE ABOVE IS ALSO  REPRESENTED  HERE GRAPHICALLY IN THE PRINTED
PROSPECTUS IN THE FORM OF A LINE CHART.]

This illustrates the effect of utilizing GAV resets, which in this case allows a greater percentage of the Contract Value to remain in the variable Investment
Options. Notice that the GAV Lock-in Value is higher as a result of the resets, although the first Available GAV is delayed until the end of year nine. True ups would have occurred on the end of years nine and ten resulting in more Contract
Value for Contracts with Living Guarantees and GAV resets than the same Contract without resets.




              ILLUSTRATION FOR JANUARY 1, 1975 TO DECEMBER 31, 1984

                                WITHOUT GAV RESET
                                                                                                      CONTRACT
                           S&P        CONTRACT                                            % OF CONTRACT        VALUE
                END OF     500(R)    VALUE WITH                   GAV          CASH     VALUE WITH LIVING     WITHOUT
                CONTRACT   NET         LIVING     AVAILABLE     LOCK-IN     SURRENDER     GUARANTEES IN       LIVING
                   YEAR     RETURN   GUARANTEES      GAV         VALUE        VALUE       VARIABLE/FIXED    GUARANTEES
                    0                 $100,000        $0        $100,000     $92,000        100% / 0%        $100,000
                    1       28.4%     $128,438        $0        $128,438     $120,438       100% / 0%        $128,438
                    2       16.0%     $148,940        $0        $148,940     $140,940       100% / 0%        $148,940
                    3       -13.6%    $134,915        $0        $148,940     $127,915       56% / 44%        $128,681
                    4       -1.3%     $135,508        $0        $148,940     $129,508       50% / 50%        $126,962
                    5        9.6%     $143,625     $100,000     $148,940     $138,625       46% / 54%        $139,208
                    6       22.8%     $158,912     $128,438     $158,912     $154,912       56% / 44%        $170,935
                    7       -11.9%    $151,690     $148,940     $158,912     $148,690        1% / 99%        $150,641
                    8       12.0%     $153,554     $148,940     $158,912     $153,554        1% / 99%        $168,777
                    9       14.5%     $167,737     $148,940     $167,737     $167,737       64% / 36%        $193,233
                    10      -1.7%     $166,582     $148,940     $167,737     $166,582       53% / 47%        $189,924

[GRAPHIC:  THE TABLE ABOVE IS ALSO  REPRESENTED  HERE GRAPHICALLY IN THE PRINTED
PROSPECTUS IN THE FORM OF A LINE CHART.]

This illustration is a good example of reallocations to and from the FPAs. You will note the reallocation of the Contract Value back into the variable
Investment Options in year nine. The nature of automatic portfolio management is to allocate as much Contract Value to your chosen Investment Options as possible when transfers to the FPAs are no longer needed to support the GAV Benefit.

                                 WITH GAV RESETS

                                                                                                             CONTRACT
                           S&P        CONTRACT                                            % OF CONTRACT        VALUE
                END OF     500(R)    VALUE WITH                   GAV          CASH     VALUE WITH LIVING     WITHOUT
                CONTRACT   NET         LIVING     AVAILABLE     LOCK-IN     SURRENDER     GUARANTEES IN       LIVING
                   YEAR     RETURN   GUARANTEES      GAV         VALUE        VALUE       VARIABLE/FIXED    GUARANTEES
                    0                 $100,000        $0        $100,000     $92,000        100% / 0%        $100,000
                    1       28.4%     $128,438        $0        $132,433     $120,438       100% / 0%        $128,438
                    2       16.0%     $143,447        $0        $143,447     $135,447       100% / 0%        $148,940
                    3       -13.6%    $131,537        $0        $143,447     $124,537       55% / 45%        $128,681
                    4       -1.3%     $132,211        $0        $143,447     $126,211       51% / 49%        $126,962
                    5        9.6%     $140,624        $0        $143,447     $135,624       52% / 48%        $139,208
                    6       22.8%     $162,818        $0        $168,030     $158,818       100% / 0%        $170,935
                    7       -11.9%    $151,688        $0        $168,030     $148,688       53% / 47%        $150,641
                    8       12.0%     $163,695        $0        $168,030     $163,695       55% / 45%        $168,777
                    9       14.5%     $178,711        $0        $187,153     $178,711       100% / 0%        $193,233
                    10      -1.7%     $178,143        $0        $187,153     $178,143       59% / 41%        $189,924

[GRAPHIC:  THE TABLE ABOVE IS ALSO  REPRESENTED  HERE GRAPHICALLY IN THE PRINTED
PROSPECTUS IN THE FORM OF A LINE CHART.]

This illustration is a good example of how GAV resets allow the Contract to participate more fully in an upward trend in the market. Notice the Contract with Living Guarantees and resets has a higher ending Contract Value and GAV
Lock-in Value than the same Contract without GAV resets. However, the first potential true up is delayed until the end of the 13th year (assuming the Contract remains in force and there are no further GAV resets).




              ILLUSTRATION FOR JANUARY 1, 1985 TO DECEMBER 31, 1994

                               WITHOUT GAV RESETS
                                                                                                             CONTRACT
                           S&P        CONTRACT                                            % OF CONTRACT        VALUE
                END OF     500(R)    VALUE WITH                   GAV          CASH     VALUE WITH LIVING     WITHOUT
                CONTRACT   NET         LIVING     AVAILABLE     LOCK-IN     SURRENDER     GUARANTEES IN       LIVING
                   YEAR     RETURN   GUARANTEES      GAV         VALUE        VALUE       VARIABLE/FIXED    GUARANTEES
                    0                 $100,000        $0        $100,000     $92,000        100% / 0%        $100,000
                    1       23.3%     $123,346        $0        $123,346     $115,346       100% / 0%        $123,346
                    2       11.9%     $138,027        $0        $138,027     $130,027       100% / 0%        $138,027
                    3       -0.4%     $131,576        $0        $138,027     $124,576       58% / 42%        $137,484
                    4       10.0%     $140,895        $0        $140,895     $134,895       64% / 36%        $151,207
                    5       24.2%     $165,485     $100,000     $165,485     $160,485       79% / 21%        $187,849
                    6       -8.8%     $156,449     $123,346     $165,485     $152,449       57% / 43%        $171,362
                    7       23.3%     $180,485     $138,027     $180,485     $177,485       71% / 29%        $211,310
                    8        2.0%     $184,050     $138,027     $184,050     $184,050       66% / 34%        $215,507
                    9        4.5%     $191,408     $140,895     $191,408     $191,408       66% / 34%        $225,239
                    10      -3.9%     $188,442     $165,485     $191,408     $188,442       65% / 35%        $216,510

[GRAPHIC:  THE TABLE ABOVE IS ALSO  REPRESENTED  HERE GRAPHICALLY IN THE PRINTED
PROSPECTUS IN THE FORM OF A LINE CHART.]

Note the impact of market volatility on the Contract Value with and without the Living Guarantees. Except for a one-day sharp decline, the Living Guarantees helped balance the highs and the lows, reducing volatility.

                                 WITH GAV RESETS
                                                                                                             CONTRACT
                           S&P        CONTRACT                                            % OF CONTRACT        VALUE
                END OF     500(R)    VALUE WITH                   GAV          CASH     VALUE WITH LIVING     WITHOUT
                CONTRACT   NET         LIVING     AVAILABLE     LOCK-IN     SURRENDER     GUARANTEES IN       LIVING
                   YEAR     RETURN   GUARANTEES      GAV         VALUE        VALUE       VARIABLE/FIXED    GUARANTEES
                    0                 $100,000        $0        $100,000     $92,000        100% / 0%        $100,000
                    1       23.3%     $123,346        $0        $123,346     $115,346       100% / 0%        $123,346
                    2       11.9%     $138,027        $0        $144,719     $130,027       100% / 0%        $138,027
                    3       -0.4%     $131,173        $0        $179,323     $124,173       100% / 0%        $137,484
                    4       10.0%     $138,406        $0        $179,323     $132,406       38% / 62%        $151,207
                    5       24.2%     $153,589        $0        $179,323     $148,589       42% / 58%        $187,849
                    6       -8.8%     $150,951        $0        $179,323     $146,951       29% / 71%        $171,362
                    7       23.3%     $162,808        $0        $179,323     $159,808       22% / 78%        $211,310
                    8        2.0%    $179,323 *    $179,323     $179,323     $179,323        7% / 93%        $215,507
                    9        4.5%     $185,486     $179,323     $185,486     $185,486       0% / 100%        $225,239
                    10      -3.9%     $184,697     $179,323     $185,486     $184,697       0% / 100%        $216,510
* True up occurred at the end of the Contract Year.

[GRAPHIC:  THE TABLE ABOVE IS ALSO  REPRESENTED  HERE GRAPHICALLY IN THE PRINTED
PROSPECTUS IN THE FORM OF A LINE CHART.]

During this period, the GAV was reset prior to the one-day sharp decline that occurred on "Black Monday" October 19, 1987. This required a greater percentage of the Contract Value to be moved to the FPAs to support the GAV Benefit.
Although 100% of the Contract Value was in the Fixed Account at the end of years nine and ten, there was reallocation back to the variable Investment Options during those years.




              ILLUSTRATION FOR JANUARY 1, 1995 TO DECEMBER 31, 2003

                               WITHOUT GAV RESETS
                                                                                                             CONTRACT
                           S&P        CONTRACT                                            % OF CONTRACT        VALUE
                END OF     500(R)    VALUE WITH                   GAV          CASH     VALUE WITH LIVING     WITHOUT
                CONTRACT   NET         LIVING     AVAILABLE     LOCK-IN     SURRENDER     GUARANTEES IN       LIVING
                   YEAR     RETURN   GUARANTEES      GAV         VALUE        VALUE       VARIABLE/FIXED    GUARANTEES
                    0                 $100,000        $0        $100,000     $92,000        100% / 0%        $100,000
                    1       30.9%     $130,940        $0        $130,940     $122,940       100% / 0%        $130,940
                    2       16.7%     $152,799        $0        $152,799     $144,799       100% / 0%        $152,799
                    3       27.9%     $195,433        $0        $195,433     $188,433       100% / 0%        $195,433
                    4       23.7%     $225,339        $0        $225,339     $219,339       79% / 21%        $241,682
                    5       16.7%     $252,493     $100,000     $252,493     $247,493       78% / 22%        $282,023
                    6       -13.1%    $230,600     $130,940     $252,493     $226,600       54% / 46%        $245,122
                    7       -15.1%    $214,504     $152,799     $252,493     $211,504       38% / 62%        $208,093
                    8       -25.2%    $200,633     $195,433     $252,493     $200,633        4% / 96%        $155,683
                    9       23.4%    $225,339 *    $225,339     $252,493     $225,339        7% / 93%        $192,088
* True up occurred at the end of the Contract Year.

[GRAPHIC:  THE TABLE ABOVE IS ALSO  REPRESENTED  HERE GRAPHICALLY IN THE PRINTED
PROSPECTUS IN THE FORM OF A LINE CHART.]

As a result of the automatic portfolio management and true-ups, the Contract with Living Guarantees would have ended this ten-year period with more Contract
Value than the same Contract without Living Guarantees. The true up occurring at the end of year nine was the result of locking in gains from five years earlier.
Moreover, the Available GAV at the end of year ten would be $252,493 assuming the Contract remains in force and there are no withdrawals.

                                 WITH GAV RESETS
                                                                                                             CONTRACT
                           S&P        CONTRACT                                            % OF CONTRACT        VALUE
                END OF     500(R)    VALUE WITH                   GAV          CASH     VALUE WITH LIVING     WITHOUT
                CONTRACT   NET         LIVING     AVAILABLE     LOCK-IN     SURRENDER     GUARANTEES IN       LIVING
                   YEAR     RETURN   GUARANTEES      GAV         VALUE        VALUE       VARIABLE/FIXED    GUARANTEES
                    0                 $100,000        $0        $100,000     $92,000        100% / 0%        $100,000
                    1       30.9%     $130,940        $0        $130,940     $122,940       100% / 0%        $130,940
                    2       16.7%     $152,799        $0        $153,525     $144,799       100% / 0%        $152,799
                    3       27.9%     $191,130        $0        $191,130     $184,130       100% / 0%        $195,433
                    4       23.7%     $236,361        $0        $236,368     $230,361       100% / 0%        $241,682
                    5       16.7%     $270,760        $0        $270,760     $265,760       100% / 0%        $282,023
                    6       -13.1%    $246,175        $0        $270,760     $242,175       56% / 44%        $245,122
                    7       -15.1%    $229,720        $0        $270,760     $226,720       47% / 53%        $208,093
                    8       -25.2%    $213,764        $0        $270,760     $213,764       21% / 79%        $155,683
                    9       23.4%     $225,437        $0        $270,760     $225,437       13% / 87%        $192,088

[GRAPHIC:  THE TABLE ABOVE IS ALSO  REPRESENTED  HERE GRAPHICALLY IN THE PRINTED
PROSPECTUS IN THE FORM OF A LINE CHART.]

In this illustration, the GAV resets have allowed the Contract Value to participate more fully in the upward market movement resulting in a greater percentage of Contract Value with Living Guarantees in the variable Investment
Options. You will note a higher ending Contract Value for the Contract with Living Guarantees than for the same Contract without the Living Guarantees, as well as an Available GAV of $270,760 at the end of year ten assuming the Contract remains in force and there are no withdrawals.




              ILLUSTRATION FOR JANUARY 1, 1999 TO DECEMBER 31, 2003

                               WITHOUT GAV RESETS
                                                                                                            CONTRACT
                           S&P        CONTRACT                                            % OF CONTRACT        VALUE
                END OF     500(R)    VALUE WITH                   GAV          CASH     VALUE WITH LIVING     WITHOUT
                CONTRACT   NET         LIVING     AVAILABLE     LOCK-IN     SURRENDER     GUARANTEES IN       LIVING
                   YEAR     RETURN   GUARANTEES      GAV         VALUE        VALUE       VARIABLE/FIXED    GUARANTEES
                    0                 $100,000        $0        $100,000     $92,000        100% / 0%        $100,000
                    1       16.7%     $116,699        $0        $116,699     $108,699       100% / 0%        $116,699
                    2       -13.1%    $106,103        $0        $116,699     $98,103        56% / 44%        $101,430
                    3       -15.1%    $98,415         $0        $116,699     $91,415        35% / 65%         $86,107
                    4       -25.2%    $92,244         $0        $116,699     $86,244        18% / 82%         $64,381
                    5       23.4%    $100,000 *    $100,000     $116,699     $95,000         3% / 97%         $79,435
* True up occurred at the end of the Contract Year.

[GRAPHIC:  THE TABLE ABOVE IS ALSO  REPRESENTED  HERE GRAPHICALLY IN THE PRINTED
PROSPECTUS IN THE FORM OF A LINE CHART.]

This graph reflects the value of the Living Guarantees in protecting principal over a five-year period. Note the true up of Contract Value to the GAV Lock-in
Value of $100,000 at the end of year five. The Living Guarantees provide a return of principal, whereas the same Contract without Living Guarantees would have experienced a loss of principal over this period.

A Statement of Additional Information (SAI) dated the same date as this prospectus includes additional information about the annuity offered by this prospectus. The SAI is incorporated by reference into this prospectus. The SAI is filed with the SEC and is available without charge by contacting us at the phone number or address listed below. The table of contents of the SAI appears before the Privacy Notice in this prospectus.

In order to help you understand how your Contract Values vary over time and under different sets of assumptions, we will provide you with certain personalized illustrations upon request and free of charge. You can request illustrations at any time by contacting your registered representative. Illustrations demonstrate how your Contract Value, cash surrender value, death benefits, and (if applicable) the GMIB value of a Contract change based on the investment experience of the variable Investment Options or the hypothetical rate of return. The illustrations are hypothetical and may not be used to project or predict investment results.

You can also review and copy information about us, the Separate Account, the prospectus and the SAI at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the Public Reference Room by calling (202) 942-8090.

The SEC also maintains a web site (http://www.sec.gov). The prospectus, the SAI and other information about the Contract are available on the EDGAR database on the SEC's web site. If you do not have access to the web site you can get copies of information from the web site upon payment of a duplication fee by writing to:

     PUBLIC REFERENCE SECTION OF THE COMMISSION
     450 Fifth Street NW
     Washington, DC 20549-0102


You can contact us at:
     ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
     5701 Golden Hills Drive
     Minneapolis, MN  55416
     (800) 624-0197

If you need service (such as changes in Contract information, inquiry into Contract Values, to request a withdrawal, etc.), please contact our Service
Center:
     USALLIANZ SERVICE CENTER
     300 Berwyn Park
     P.O. Box 3031 Berwyn, PA 19312-0031 (800) 624-0197

                                   PART B SAI
                       STATEMENT OF ADDITIONAL INFORMATION

                           USALLIANZ HIGH FIVETM BONUS
                      INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
                       VARIABLE DEFERRED ANNUITY CONTRACT

                                    ISSUED BY
            ALLIANZ LIFE(R) VARIABLE ACCOUNT B (THE SEPARATE ACCOUNT)
                                       AND
   ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA (ALLIANZ LIFE, WE, US, OUR)
                                  ______, 2004


This is not a prospectus. This Statement of Additional Information (SAI) should be read in conjunction with the prospectus for the Contract, which is dated the same date as this SAI. Definitions of capitalized terms can be found in the glossary in the prospectus. The prospectus is incorporated in this SAI by reference.

The prospectus for the Contract concisely sets forth information that a prospective investor ought to know before investing. For a copy of the Contract's prospectus, call or write us at:


                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
                             5701 Golden Hills Drive
                              Minneapolis, MN 55416
                                 1-800-624-0197

TABLE OF CONTENTS


Allianz Life.....................................   2
Experts..........................................   2
Legal Opinions...................................   2
Distributor......................................   2
Reduction or Elimination of the
    Withdrawal Charge............................   3
Calculation of Performance Data..................   3
   Total Return..................................   3
   Yield.........................................   4
   Performance Information.......................   5
Federal Tax Status...............................  12
   General.......................................  13
   Diversification...............................  13
   Multiple Contracts............................  14
   Contracts Owned by Other Than
     Natural Persons.............................  14
    Income Tax Withholding.......................  14
    Required Distributions.......................  15
    Tax Treatment of Distributions -
       Non-Qualified Contracts...................  15
    Qualified Contracts..........................  15
    Tax Treatment of Distributions -
       Qualified Contracts.......................  16
    Tax-Sheltered Annuities -
       Withdrawal Limitations....................  17
Guaranteed Account Value (GAV) Transfers.........  18
Annuity Provisions...............................  18
    Annuity Unit Value...........................  18
Mortality & Expense Risk Guarantee...............  19
Financial Statements.............................  19



                                          ___SAI-__04

ALLIANZ LIFE
--------------------------------------------------------------------------------


Allianz Life is a stock life insurance company organized under the laws of the state of Minnesota in 1896. We are a subsidiary of Allianz of America, Inc.
(AZOA), which is a financial holding company. AZOA is a subsidiary of Allianz Versicherungs-AG Holding (Allianz AG), which is a provider of integrated financial services. Allianz AG is headquartered in Munich, Germany, and has sales outlets throughout the world. We offer fixed and variable life insurance and annuities, and group life, accident and health insurance.


EXPERTS
--------------------------------------------------------------------------------


The financial statements of Allianz Life Variable Account B as of and for the year ended December 31, 2003 and the consolidated financial statements of Allianz Life as of December 31, 2003 and 2002 and for each of the years in the three years ended December 31, 2003 included in this SAI have been audited by KPMG LLP, independent accountants, as indicated in their report included in this SAI and are included herein in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing. The principal business address of KPMG LLP is 4200 Wells Fargo Center, Minneapolis, MN.


Allianz Life's audit report refers to a change in its method of accounting for derivative instruments in 2001 and its method of accounting for goodwill in 2002.


Allianz Life does not have a separate custodian for the assets, i.e., mutual fund shares, owned through the Separate Account. Most mutual fund shares are not in certificated form, and as such, Allianz Life in effect acts as self custodian for the non-certificated shares we own through the Separate Account.


LEGAL OPINIONS
--------------------------------------------------------------------------------

Stewart D. Gregg, Senior Counsel to Allianz Life, has provided legal advice on certain matters in connection with the issuance of the Contracts.

DISTRIBUTOR
--------------------------------------------------------------------------------

USAllianz Investor Services, LLC, a subsidiary of Allianz Life, acts as the distributor. The offering is on a continuous basis.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE
--------------------------------------------------------------------------------

We may reduce or eliminate the withdrawal charge on the Contracts when Contract sales are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. We will determine the entitlement to a reduction of the withdrawal charge after examination of the following factors:

o    the size of the group;
o the total amount of Purchase Payments expected to be received from the group;
o the nature of the group for which the Contracts are purchased, and the persistency expected in that group (i.e., the expectation that the Contract Owners will continue to hold the Contracts for a certain period of time);
o the purpose for which the Contracts are purchased and whether that purpose makes it likely that expenses will be reduced; and
o any other circumstances which we believe to be relevant to determining whether reduced sales or administrative expenses may be expected.

None of these reductions are contractually guaranteed.

We may eliminate the withdrawal charge when the Contracts are issued to an officer, director or employee of Allianz Life or any of its affiliates. We may reduce or eliminate the withdrawal charge when the Contract is sold by a registered representative appointed with Allianz Life to any members of his or her immediate family and the commission is waived. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

CALCULATION OF PERFORMANCE DATA
--------------------------------------------------------------------------------

TOTAL RETURN


From time to time, we may advertise the performance data for the divisions of the Separate Account (also known as subaccounts) in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications. Performance data will show the percentage change in the value of an Accumulation Unit based on the performance of a subaccount over a stated period of time. We determine the change in value of a hypothetical Accumulation Unit by dividing the increase (or decrease) in value for that Accumulation Unit by the Accumulation Unit value at the beginning of the period.



Any performance data will include total return figures for the one, five, and ten year (or since inception) time periods indicated. Total return figures will reflect the deduction of the total Separate Account expense (the mortality and expense risk charge and the administrative charge), the total operating expenses of the Investment Options, any applicable withdrawal charge and the contract maintenance charge ("Standardized Average Annual Total Return"). Standardized Average Annual Total Return does not include the bonus. The withdrawal charge and contract maintenance charge deductions are calculated assuming the Contract Value is withdrawn at the end of the reporting period.



We will determine the hypothetical value of a Contract purchased for the time periods described by using the actual Accumulation Unit values for an initial $1,000 Purchase Payment, and deducting any applicable contract maintenance charges and any applicable withdrawal charge to arrive at the ending hypothetical value. The Standardized Average Annual Average Annual Total Return is then determined by computing the fixed interest rate that a $1,000 Purchase Payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:



                           P(1+T)n = ERV

where:

               P    = a hypothetical initial Purchase Payment of $1,000;
               T    = average annual total return;
               n    = number of years;
               ERV  = ending redeemable value of a hypothetical  $1,000 Purchase
                    Payment  made at the  beginning  of the time periods used at
                    the  end  of  such  time  periods  (or  fractional   portion
                    thereof).


We may also advertise performance data calculated in the same manner as described above but which will not reflect the deduction of the withdrawal charge and the contract maintenance charge. We may also advertise cumulative and Standardized Average Annual Total Return information over different periods of time. We may also present performance information computed on a different basis ("Non-Standardized Average Annual Total Return").


Cumulative total return is calculated in a similar manner as the average annual total return, except that the results are not annualized. Each calculation assumes the Contract carries no sales load and assumes that the income earned by the investment in the Investment Option is reinvested.

Contract Owners should note that investment results will fluctuate over time, and any presentation of total return for any period should not be considered as a representation of what an investment may earn or what a Contract Owner's total return may be in any future period.

YIELD

THE USAZ MONEY MARKET FUND. We may advertise yield information for the USAZ Money Market Fund. The USAZ Money Market Fund's current yield may vary each day, depending upon, among other things, the average maturity of the Investment Option's investment securities and changes in interest rates, operating expenses, the deduction of the total Separate Account expense (the mortality and expense risk charge and the administrative charge), the contract maintenance charge and, in certain instances, the value of the Investment Option's investment securities. Bonus amounts are not reflected in any performance information. The fact that the subaccount's current yield will fluctuate and that the principal is not guaranteed should be taken into consideration when using the subacount's current yield as a basis for comparison with savings accounts or other fixed-yield investments. The yield at any particular time is not indicative of what the yield may be at any other time.


The USAZ Money Market Fund's current yield is computed on a Base Period Return of a hypothetical Contract having a beginning balance of one Accumulation Unit for a particular period of time (seven days). The Base Period Return is determined by dividing the net change (exclusive of any capital changes and income, other than investment income) in such Accumulation Unit by its beginning value, and then multiplying it by 365/7 to get the annualized current yield. The calculation of net change reflects the value of additional shares purchased with the dividends paid by the Investment Option, and the deduction of the total Separate Account expense and the contract maintenance charge.

The effective yield reflects the effects of compounding and represents an annualization of the current yield with all dividends reinvested. (Effective yield = [(Base Period Return + 1)365/7] - 1.)

For the seven-day period ending on December 31, 2003, the USAZ Money Market Fund had the following yields:

                        Total Separate Account       Total Separate Account
                        annual expense of 1.70%      annual expense of 1.90%
                        ----------------------------------------------------

  Current Yield                 -1.43%                       -1.63%
  Effective Yield               -1.42%                       -1.61%


OTHER INVESTMENT OPTIONS. We may also quote yield in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications for the other Investment Options. Each Investment Option (other than the USAZ Money Market Fund) will publish standardized total return information with any quotation of current yield.

The yield computation is determined by dividing the net investment income per Accumulation Unit earned during the period (minus the deduction for the total Separate Account expense and contract maintenance charge) by the Accumulation Unit value on the last day of the period and annualizing the resulting figure, according to the following formula:


                          Yield = 2 [((a-b) + 1)6 - 1]
                                       cd
where:

     a = net investment income earned during the period by the Investment Option attributable to shares owned by the subaccount;
     b    = expenses accrued for the period (net of reimbursements);
     c = the average daily number of Accumulation Units outstanding during the period;
     d = the maximum offering price per Accumulation Unit on the last day of the period.


We will use the above formula in calculating quotations of yield, based on specified 30-day periods (or one month) identified in the sales literature, advertisement, or communication. Yield calculations reflect that the Contracts carry no sales charge or other non-recurring charges and they do not reflect deduction of the withdrawal charge. We do not currently advertise yield information for any subaccount (other than the USAZ Money Market Fund).


PERFORMANCE INFORMATION
Certain Investment Options have been in existence for some time and have investment performance history. In order to show how investment performance of the Investment Options affects Accumulation Unit values, the following performance information was developed. Bonus amounts are not reflected in any performance information.

Certain Investment Options issue two or more classes of shares and certain share classes may have Rule 12b-1 expenses. The classes of shares currently offered by this Contract are listed in the performance tables that appear later in this section. For more information about share classes, see the Investment Options' prospectuses.

Because class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton Developing Markets Securities Fund and Templeton Foreign Securities Fund), standardized class 2 Investment Option performance for prior periods represents historical results of class 1 shares. For periods beginning 1/6/99 (or 5/1/97), class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

Ongoing stock market volatility can dramatically change the Investment Options' short-term performance; current results may differ.


Hypothetical Accumulation Unit performance is reflected in the following tables.

The performance figures in Charts A and B reflect Accumulation Unit performance from the date that a particular Investment Option was added to the Separate Account (subaccount inception date). This information may be for periods prior to when the Contracts were first offered, and has been adjusted to reflect Contract expenses.


o Chart A reflects performance for Contracts with the Traditional GMDB (total Separate Account expenses of 1.70%).

o Chart B reflects performance for Contracts with the Enhanced GMDB (total Separate Account expenses of 1.90%).


The performance figures in Charts C and D reflect Accumulation Unit performance from Investment Option inception which may pre-date subaccount inception and assumes the Accumulation Units were invested in each of the Investment Options from the Investment Option inception dates as listed on the table. This information may be for periods prior to when the Contracts were first offered, and has been adjusted to reflect Contract expenses.


o Chart C reflects performance for Contracts with the Traditional GMDB (total Separate Account expenses of 1.70%).

o Chart D reflects performance for Contracts with the Enhanced GMDB (total Separate Account expenses of 1.90%).

Chart E reflects performance information for the Investment Options and does not include any Contract fees or expenses.



     ---------------------------------------------------------------------------
                                      TOTAL
                                    SEPARATE
                                     ACCOUNT         ACTUAL        HYPOTHETICAL
     DEATH BENEFITS                 EXPENSES       PERFORMANCE      PERFORMANCE
     ---------------------------------------------------------------------------
     Traditional GMDB               1.70%           Chart A           Chart C
     ---------------------------------------------------------------------------
     Enhanced GMDB                  1.90%           Chart B           Chart D
     ---------------------------------------------------------------------------

The performance figures in Column I of each table represent performance figures for the Accumulation Units which reflect the total Separate Account expenses, the contract maintenance charge, the total operating expenses of the Investment Options and assumes that you make a withdrawal at the end of the period (therefore the withdrawal charge is reflected). Column II represents performance figures for the Accumulation Units which reflect the deduction of the total Separate Account expense and the total operating expenses of the Investment Options, but no withdrawal charge. Past performance does not guarantee future results.


The following Investment Options are not included in Charts A, B, C or D because they were first offered under the Separate Account after December 31, 2003:
____________________________.

The following Investment Options are not included in Charts A, B, C, D or E because they did not exist as of December 31, 2003:
----------------------------.


As of December 8, 2003 the Fund name has changed for the following:
-------------------------------------------- ---------------------------------------
CURRENT FUND NAME                            PREVIOUS FUND NAME
-------------------------------------------- ---------------------------------------
USAZ Oppenheimer Emerging Technologies Fund  USAZ AllianceBernstein Technology Fund
-------------------------------------------- ---------------------------------------


[CHARTS A, B, C AND D WILL BE UPDATED UPON AMENDMENT]

CHART A - CONTRACTS WITH THE SELECTION OF THE  TRADITIONAL  GMDB (TOTAL  SEPARATE
          ACCOUNT  EXPENSES  OF  1.70%);   BONUS  IS  NOT  REFLECTED  IN  PERFORMANCE
------------------------------------------------------------------------------------------------------------------------------------
Average Annual Total Return for the periods ended December 31, 2003:              ACTUAL PERFORMANCE
------------------------------------------------------------------------------------------------------------------------------------
                                                COLUMN I (WITH WITHDRAWAL CHARGES)       COLUMN II (WITHOUT WITHDRAWAL CHARGES)
                                              --------------------------------------------------------------------------------------
                                              --------------------------------------------------------------------------------------
                                  SUBACCOUNT
-------------------------------   INCEPTION   ONE    THREE    FIVE     TEN     SINCE     ONE    THREE    FIVE     TEN      SINCE
                                    DATE      YEAR    YEAR    YEAR    YEAR    INCEPTION YEAR     YEAR    YEAR     YEAR    INCEPTION
INVESTMENT OPTION
------------------------------------------------------------------------------------------------------------------------------------
USAZ AIM Basic Value                 5/1/2002    N/A      N/A     N/A     N/A   -33.10%     N/A      N/A     N/A      N/A   -24.50%
USAZ AIM Blue Chip                   5/1/2002    N/A      N/A     N/A     N/A   -28.59%     N/A      N/A     N/A      N/A   -20.00%
USAZ AIM Dent Demographic Trends     5/1/2002    N/A      N/A     N/A     N/A   -33.26%     N/A      N/A     N/A      N/A   -24.66%
USAZ AIM International Equity        5/1/2002    N/A      N/A     N/A     N/A   -27.92%     N/A      N/A     N/A      N/A   -19.32%
USAZ AllianceBernstein Growth       11/5/2001 -34.06%     N/A     N/A     N/A   -27.39% -25.46%      N/A     N/A      N/A   -19.54%
and Income
USAZ AllianceBernstein Large Cap    11/5/2001 -40.47%     N/A     N/A     N/A   -33.01% -31.87%      N/A     N/A      N/A   -25.06%
Growth
Davis VA Financial                   2/1/2000 -26.84%     N/A     N/A     N/A    -4.65% -18.24%      N/A     N/A      N/A    -1.46%
Davis VA Value                       2/1/2000 -26.27%     N/A     N/A     N/A   -11.53% -17.68%      N/A     N/A      N/A    -7.87%
Dreyfus IP Small Cap Stock Index     5/1/2002    N/A      N/A     N/A     N/A   -32.72%     N/A      N/A     N/A      N/A   -24.12%
- Service Shares
Dreyfus Stock Index - Service        5/1/2002    N/A      N/A     N/A     N/A   -27.88%     N/A      N/A     N/A      N/A   -19.28%
Shares
Franklin Global Communications      1/24/1989 -43.24% -40.38% -18.31%  -3.79%     0.77% -34.64%  -33.14% -14.89%   -3.30%     0.83%
Securities - Class 2(1),(2)
Franklin Growth and Income          1/24/1989 -25.74%  -5.86%  -2.33%   6.24%     6.17% -17.14%   -2.68%  -0.54%    6.47%     6.24%
Securities - Class 2(1),(2)
Franklin High Income - Class        1/24/1989 -20.08% -11.79%  -7.75%   1.42%     3.17% -11.48%   -8.18%  -5.53%    1.75%     3.24%
2(1),(2)
Franklin Income Securities -        1/24/1989 -10.89%   1.59%   0.17%   5.68%     7.23%  -2.29%    4.35%   1.80%    5.93%     7.29%
Class 2(1),(2)
Franklin Large Cap Growth            5/1/1996 -33.09% -15.92%  -0.89%     N/A     3.92% -24.49%  -11.99%   0.79%      N/A     4.70%
Securities - Class 2(1),(2)
Franklin Real Estate - Class        1/24/1989 -8.25%    8.82%  -1.00%   7.97%     7.71%   0.35%   11.25%   0.72%    8.19%     7.77%
2(1),(2)
Franklin Rising Dividends           1/27/1992 -11.84%   6.09%   2.05%   7.85%     8.06%  -3.25%    8.63%   3.58%    8.07%     8.13%
Securities - Class 2(1),(2)
Franklin Small Cap - Class          11/1/1995 -38.49% -26.18%  -3.51%     N/A     3.84% -29.89%  -21.19%  -1.65%      N/A     4.45%
2(1),(2)
Franklin Small Cap Value             5/1/1998 -19.39%   4.42%     N/A     N/A    -3.26% -10.79%    7.05%     N/A      N/A    -1.28%
Securities - Class 2(1),(2)
Franklin U.S. Government - Class    3/14/1989 -0.68%    5.05%   3.64%   4.98%     5.94%   7.92%    7.65%   5.08%    5.25%     6.01%
2(2)
Franklin Zero Coupon 2005 -         3/14/1989 -0.35%    6.11%   4.18%   6.65%     7.90%   8.25%    8.66%   5.61%    6.89%     7.96%
Class 1(2)
Franklin Zero Coupon 2010 -         3/14/1989  9.48%   10.32%   5.44%   8.52%     9.09%  18.08%   12.69%   6.80%    8.72%     9.15%
Class 1(2)
Mutual Discovery Securities -       11/8/1996 -19.52%  -4.78%  -0.13%     N/A     3.29% -10.92%   -1.66%   1.52%      N/A     4.20%
Class 2(1),(2)
Mutual Shares Securities - Class    11/8/1996 -21.90%  -2.46%   0.62%     N/A     3.93% -13.30%    0.52%   2.22%      N/A     4.80%
2(1),(2)
Templeton Developing Markets        3/15/1994 -10.43% -19.30%  -8.76%     N/A    -4.20%  -1.83%  -15.03%  -6.45%      N/A    -3.47%
Securities - Class 2(1),(2),(3)
Templeton Foreign Securities -      1/27/1992 -28.53% -19.10%  -6.63%   3.40%     2.92% -19.93%  -14.87%  -4.53%    3.68%     2.99%
Class 2(1),(2),(4)
Templeton Growth Securities -       3/15/1994 -28.46% -11.71%  -2.02%     N/A     4.17% -19.86%   -8.12%  -0.26%      N/A     4.56%
Class 2(1),(2)
USAZ Templeton Developed Markets    11/5/2001 -23.95%     N/A     N/A     N/A   -19.52% -15.35%      N/A     N/A      N/A   -11.78%
Jennison 20/20 Focus - Class 2       5/1/2002    N/A      N/A     N/A     N/A   -27.31%     N/A      N/A     N/A      N/A   -18.71%
SP Jennison International Growth   12/15/2000 -32.74%     N/A     N/A     N/A   -37.07% -24.14%      N/A     N/A      N/A   -30.46%
- Class 2
SP Strategic Partners Focused      12/15/2000 -35.37%     N/A     N/A     N/A   -29.63% -26.77%      N/A     N/A      N/A   -23.69%
Growth - Class 2
Oppenheimer Global Securities/VA     2/1/2000 -32.04%     N/A     N/A     N/A   -16.84% -23.44%      N/A     N/A      N/A   -12.76%
Oppenheimer High Income/VA           2/1/2000 -12.64%     N/A     N/A     N/A    -6.34%  -4.04%      N/A     N/A      N/A    -3.03%
Oppenheimer Main Street/VA           2/1/2000 -28.77%     N/A     N/A     N/A   -17.67% -20.17%      N/A     N/A      N/A   -13.52%
USAZ Oppenheimer Emerging Growth     5/1/2002    N/A      N/A     N/A     N/A   -28.61%     N/A      N/A     N/A      N/A   -20.02%
USAZ Oppenheimer Emerging           11/5/2001 -50.73%     N/A     N/A     N/A   -41.88% -42.13%      N/A     N/A      N/A   -33.78%
Technologies
PIMCO VIT High Yield - Admin.        2/1/2000 -11.48%     N/A     N/A     N/A    -4.60%  -2.88%      N/A     N/A      N/A    -1.41%
Class
PIMCO VIT Real Return - Admin.       5/1/2003    N/A      N/A     N/A     N/A         %     N/A      N/A     N/A      N/A         %
Class*
PIMCO VIT StocksPLUS Growth &        2/1/2000 -30.16%     N/A     N/A     N/A   -18.58% -21.56%      N/A     N/A      N/A   -14.34%
Income - Admin. Class
PIMCO VIT Total Return - Admin.      2/1/2000 -1.36%      N/A     N/A     N/A     5.51%   7.24%      N/A     N/A      N/A     8.17%
Class
USAZ PIMCO NFJ Small Cap Value -     5/1/2003    N/A      N/A     N/A     N/A         %     N/A      N/A     N/A      N/A         %
Admin. Class*
USAZ PIMCO PEA Growth and Income    11/5/2001 -28.85%     N/A     N/A     N/A   -24.66% -20.25%      N/A     N/A      N/A   -16.84%
USAZ PIMCO PEA Renaissance          11/5/2001 -34.95%     N/A     N/A     N/A   -24.55% -26.35%      N/A     N/A      N/A   -16.73%
USAZ PIMCO PEA Value                11/5/2001 -34.77%     N/A     N/A     N/A   -24.76% -26.17%      N/A     N/A      N/A   -16.94%
Seligman Small-Cap Value - Class     2/1/2000 -25.40%     N/A     N/A     N/A     8.56% -16.80%      N/A     N/A      N/A    11.08%
1
USAZ Money Market                    2/1/2000 -9.46%      N/A     N/A     N/A    -1.57%  -0.86%      N/A     N/A      N/A     1.45%
USAZ Van Kampen Aggressive Growth    5/1/2001 -42.09%     N/A     N/A     N/A   -38.37% -33.49%      N/A     N/A      N/A   -31.44%
USAZ Van Kampen Comstock             5/1/2001 -29.83%     N/A     N/A     N/A   -22.88% -21.23%      N/A     N/A      N/A   -16.85%
USAZ Van Kampen Emerging Growth      5/1/2001 -42.06%     N/A     N/A     N/A   -32.44% -33.46%      N/A     N/A      N/A   -25.89%
USAZ Van Kampen Global Franchise*    5/1/2003    N/A      N/A     N/A     N/A         %     N/A      N/A     N/A      N/A         %
USAZ Van Kampen Growth and Income    5/1/2001 -24.74%     N/A     N/A     N/A   -17.72% -16.14%      N/A     N/A      N/A   -11.93%
USAZ Van Kampen Growth               5/1/2001 -34.12%     N/A     N/A     N/A   -24.85% -25.52%      N/A     N/A      N/A   -18.72%
------------------------------------------------------------------------------------------------------------------------------------

* For Investment Options which have existed less than one year, standard cumulative total returns since inception are shown.

1. Ongoing stock market volatility can dramatically change the Investment Options' short-term performance; current results may differ.

2. Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton Developing Markets Securities and Templeton Foreign Securities), standardized Class 2 Investment Option performance for prior periods represents historical results of Class 1 shares. For periods beginning
     1/6/99 (or 5/1/97), Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

3.   For  Templeton  Developing  Markets  Securities,  performance  prior to the
     5/1/00  merger  reflects  the  historical   performance  of  the  Templeton
     Developing Markets Fund.

4. For Templeton Foreign Securities, performance prior to the 5/1/00 merger reflects the historical performance of Templeton International Fund.

CHART B - CONTRACTS  WITH  SELECTION OF THE ENHANCED GMDB (TOTAL  SEPARATE
          ACCOUNT EXPENSES OF 1.90%); BONUS IS NOT REFLECTED IN PERFORMANCE
------------------------------------------------------------------------------------------------------------------------------------
Average Annual Total Return for the periods ended December 31, 2003:                     ACTUAL PERFORMANCE
------------------------------------------------------------------------------------------------------------------------------------
                                                COLUMN I (WITH WITHDRAWAL CHARGES)       COLUMN II (WITHOUT WITHDRAWAL CHARGES)
                                              --------------------------------------------------------------------------------------
                                              --------------------------------------------------------------------------------------
                                  SUBACCOUNT
-------------------------------   INCEPTION   ONE    THREE    FIVE     TEN     SINCE     ONE    THREE    FIVE     TEN      SINCE
                                    DATE      YEAR    YEAR    YEAR    YEAR    INCEPTION YEAR     YEAR    YEAR     YEAR    INCEPTION
INVESTMENT OPTION
------------------------------------------------------------------------------------------------------------------------------------
USAZ AIM Basic Value                 5/1/2002    N/A      N/A     N/A     N/A         %     N/A      N/A     N/A      N/A         %
USAZ AIM Blue Chip                   5/1/2002    N/A      N/A     N/A     N/A         %     N/A      N/A     N/A      N/A         %
USAZ AIM Dent Demographic Trends     5/1/2002    N/A      N/A     N/A     N/A         %     N/A      N/A     N/A      N/A         %
USAZ AIM International Equity        5/1/2002    N/A      N/A     N/A     N/A         %     N/A      N/A     N/A      N/A         %
USAZ AllianceBernstein Growth       11/5/2001      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
and Income
USAZ AllianceBernstein Large Cap    11/5/2001      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
Growth
Davis VA Financial                   2/1/2000      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
Davis VA Value                       2/1/2000      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
Dreyfus IP Small Cap Stock Index     5/1/2002    N/A      N/A     N/A     N/A         %     N/A      N/A     N/A      N/A         %
- Service Shares
Dreyfus Stock Index - Service        5/1/2002    N/A      N/A     N/A     N/A         %     N/A      N/A     N/A      N/A         %
Shares
Franklin Global Communications      1/24/1989      %        %       %       %         %       %        %       %        %         %
Securities - Class 2(1),(2)
Franklin Growth and Income          1/24/1989      %        %       %       %         %       %        %       %        %         %
Securities - Class 2(1),(2)
Franklin High Income - Class        1/24/1989      %        %       %       %         %       %        %       %        %         %
2(1),(2)
Franklin Income Securities -        1/24/1989      %        %       %       %         %       %        %       %        %         %
Class 2(1),(2)
Franklin Large Cap Growth            5/1/1996      %        %       %     N/A         %       %        %       %      N/A         %
Securities - Class 2(1),(2)
Franklin Real Estate - Class        1/24/1989      %        %       %       %         %       %        %       %        %         %
2(1),(2)
Franklin Rising Dividends           1/27/1992      %        %       %       %         %       %        %       %        %         %
Securities - Class 2(1),(2)
Franklin Small Cap - Class          11/1/1995      %        %       %     N/A         %       %        %       %      N/A         %
2(1),(2)
Franklin Small Cap Value             5/1/1998      %        %     N/A     N/A         %       %        %     N/A      N/A         %
Securities - Class 2(1),(2)
Franklin U.S. Government - Class    3/14/1989      %        %       %       %         %       %        %       %        %         %
2(2)
Franklin Zero Coupon 2005 -         3/14/1989      %        %       %       %         %       %        %       %        %         %
Class 1(2)
Franklin Zero Coupon 2010 -         3/14/1989      %        %       %       %         %       %        %       %        %         %
Class 1(2)
Mutual Discovery Securities -       11/8/1996      %        %       %                 %       %        %       %                  %
Class 2(1),(2)
Mutual Shares Securities - Class    11/8/1996      %        %       %     N/A         %       %        %       %      N/A         %
2(1),(2)
Templeton Developing Markets        3/15/1994      %        %       %     N/A         %       %        %       %      N/A         %
Securities - Class 2(1),(2),(3)
Templeton Foreign Securities -      1/27/1992      %        %       %       %         %       %        %       %        %         %
Class 2(1),(2),(4)
Templeton Growth Securities -       3/15/1994      %        %       %     N/A         %       %        %       %      N/A         %
Class 2(1),(2)
USAZ Templeton Developed Markets    11/5/2001      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
Jennison 20/20 Focus - Class 2       5/1/2002    N/A      N/A     N/A     N/A         %     N/A      N/A     N/A      N/A         %
SP Jennison International Growth   12/15/2000      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
- Class 2
SP Strategic Partners Focused      12/15/2000      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
Growth - Class 2
Oppenheimer Global Securities/VA     2/1/2000      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
Oppenheimer High Income/VA           2/1/2000      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
Oppenheimer Main Street/VA           2/1/2000      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
USAZ Oppenheimer Emerging Growth*    5/1/2002    N/A      N/A     N/A     N/A         %     N/A      N/A     N/A      N/A         %
USAZ Oppenheimer Emerging           11/5/2001      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
Technologies
PIMCO VIT High Yield - Admin.        2/1/2000      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
Class
PIMCO VIT Real Return - Admin.       5/1/2003    N/A      N/A     N/A     N/A         %     N/A      N/A     N/A      N/A         %
Class*
PIMCO VIT StocksPLUS Growth &        2/1/2000      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
Income - Admin. Class
PIMCO VIT Total Return - Admin.      2/1/2000      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
Class
USAZ PIMCO NFJ Small Cap Value -     5/1/2003    N/A      N/A     N/A     N/A         %     N/A      N/A     N/A      N/A         %
Admin. Class*
USAZ PIMCO PEA Growth and Income    11/5/2001      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
USAZ PIMCO PEA Renaissance          11/5/2001      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
USAZ PIMCO PEA Value                11/5/2001      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
Seligman Small-Cap Value - Class     2/1/2000      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
1
USAZ Money Market                    2/1/2000      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
USAZ Van Kampen Aggressive Growth    5/1/2001      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
USAZ Van Kampen Comstock             5/1/2001      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
USAZ Van Kampen Emerging Growth      5/1/2001      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
USAZ Van Kampen Global Franchise*    5/1/2003    N/A      N/A     N/A     N/A         %     N/A      N/A     N/A      N/A         %
USAZ Van Kampen Growth and Income    5/1/2001      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
USAZ Van Kampen Growth               5/1/2001      %      N/A     N/A     N/A         %       %      N/A     N/A      N/A         %
------------------------------------------------------------------------------------------------------------------------------------

* For Investment Options which have existed less than one year, standard cumulative total returns since inception are shown.

1. Ongoing stock market volatility can dramatically change the Investment Options' short-term performance; current results may differ.

2. Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton Developing Markets Securities and Templeton Foreign Securities), standardized Class 2 Investment Option performance for prior periods represents historical results of Class 1 shares. For periods beginning
     1/6/99 (or 5/1/97), Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

3.   For  Templeton  Developing  Markets  Securities,  performance  prior to the
     5/1/00  merger  reflects  the  historical   performance  of  the  Templeton
     Developing Markets Fund.

4. For Templeton Foreign Securities, performance prior to the 5/1/00 merger reflects the historical performance of Templeton International Fund.

CHART C - CONTRACTS WITH SELECTION OF THE TRADITIONAL GMDB (TOTAL SEPARATE
          ACCOUNT EXPENSES OF 1.70%); BONUS IS NOT REFLECTED IN PERFORMANCE
------------------------------------------------------------------------------------------------------------------------------------
Average Annual Total Return for the periods ended December 31, 2003:                  HYPOTHETICAL PERFORMANCE
------------------------------------------------------------------------------------------------------------------------------------
                                                 COLUMN I (WITH WITHDRAWAL CHARGES)       COLUMN II (WITHOUT WITHDRAWAL CHARGES)
                                              --------------------------------------------------------------------------------------
                                              --------------------------------------------------------------------------------------
                                  INVESTMENT
-------------------------------   OPTION
                                  INCEPTION   ONE    THREE    FIVE     TEN     SINCE     ONE    THREE    FIVE     TEN     SINCE
                                    DATE      YEAR   YEAR     YEAR    YEAR    INCEPTION  YEAR    YEAR    YEAR    YEAR    INCEPTION
INVESTMENT OPTION
------------------------------------------------------------------------------------------------------------------------------------
USAZ AIM Basic Value                 5/1/2002    N/A     N/A      N/A     N/A    -33.10%    N/A      N/A     N/A     N/A    -24.50%
USAZ AIM Blue Chip                   5/1/2002    N/A     N/A      N/A     N/A    -28.59%    N/A      N/A     N/A     N/A    -20.00%
USAZ AIM Dent Demographic Trends     5/1/2002    N/A     N/A      N/A     N/A    -33.26%    N/A      N/A     N/A     N/A    -24.66%
USAZ AIM International Equity        5/1/2002    N/A     N/A      N/A     N/A    -27.92%    N/A      N/A     N/A     N/A    -19.32%
USAZ AllianceBernstein Growth       11/5/2001 -34.06%    N/A      N/A     N/A    -27.39% -25.46%     N/A     N/A     N/A    -19.54%
and Income
USAZ AllianceBernstein Large Cap    11/5/2001 -40.47%    N/A      N/A     N/A    -33.01% -31.87%     N/A     N/A     N/A    -25.06%
Growth
Davis VA Financial                   7/1/1999 -26.84% -5.64%      N/A     N/A     -7.36% -18.24%  -2.48%     N/A     N/A     -4.42%
Davis VA Value                       7/1/1999 -26.27%-11.56%      N/A     N/A     -9.51% -17.68%  -7.98%     N/A     N/A     -6.40%
Dreyfus IP Small Cap Stock Index     5/1/2002    N/A     N/A      N/A     N/A    -32.72%    N/A      N/A     N/A     N/A    -24.12%
- Service Shares
Dreyfus Stock Index - Service      12/29/2000 -32.63%    N/A      N/A     N/A    -24.71% -24.03%     N/A     N/A     N/A    -19.10%
Shares
Franklin Global Communications      1/24/1989 -43.24%-40.38%  -18.31%  -3.79%      0.77% -34.64% -33.14% -14.89%  -3.30%      0.83%
Securities - Class 2(1),(2)
Franklin Growth and Income          1/24/1989 -25.74% -5.86%   -2.33%   6.24%      6.17% -17.14%  -2.68%  -0.54%   6.47%      6.24%
Securities - Class 2(1),(2)
Franklin High Income - Class        1/24/1989 -20.08%-11.79%   -7.75%   1.42%      3.17% -11.48%  -8.18%  -5.53%   1.75%      3.24%
2(1),(2)
Franklin Income Securities -        1/24/1989 -10.89%  1.59%    0.17%   5.68%      7.23% -2.29%    4.35%   1.80%   5.93%      7.29%
Class 2(1),(2)
Franklin Large Cap Growth            5/1/1996 -33.09%-15.92%   -0.89%     N/A      3.92% -24.49% -11.99%   0.79%     N/A      4.70%
Securities - Class 2(1),(2)
Franklin Real Estate - Class        1/24/1989 -8.25%   8.82%   -1.00%   7.97%      7.71%  0.35%   11.25%   0.72%   8.19%      7.77%
2(1),(2)
Franklin Rising Dividends           1/27/1992 -11.84%  6.09%    2.05%   7.85%      8.06% -3.25%    8.63%   3.58%   8.07%      8.13%
Securities - Class 2(1),(2)
Franklin Small Cap - Class          11/1/1995 -38.49%-26.18%   -3.51%     N/A      3.84% -29.89% -21.19%  -1.65%     N/A      4.45%
2(1),(2)
Franklin Small Cap Value             5/1/1998 -19.39%  4.42%      N/A     N/A     -3.26% -10.79%   7.05%     N/A     N/A     -1.28%
Securities - Class 2(1),(2)
Franklin U.S. Government - Class    3/14/1989 -0.68%   5.05%    3.64%   4.98%      5.94%  7.92%    7.65%   5.08%   5.25%      6.01%
2(2)
Franklin Zero Coupon 2005 -         3/14/1989 -0.35%   6.11%    4.18%   6.65%      7.90%  8.25%    8.66%   5.61%   6.89%      7.96%
Class 1(2)
Franklin Zero Coupon 2010 -         3/14/1989  9.48%  10.32%    5.44%   8.52%      9.09% 18.08%   12.69%   6.80%   8.72%      9.15%
Class 1(2)
Mutual Discovery Securities -       11/8/1996 -19.52% -4.78%   -0.13%     N/A      3.29% -10.92%  -1.66%   1.52%     N/A      4.20%
Class 2(1),(2)
Mutual Shares Securities - Class    11/8/1996 -21.90% -2.46%    0.62%     N/A      3.93% -13.30%   0.52%   2.22%     N/A      4.80%
2(1),(2)
Templeton Developing Markets        3/15/1994 -10.43%-19.30%   -8.76%     N/A     -4.20% -1.83%  -15.03%  -6.45%     N/A     -3.47%
Securities - Class 2(1),(2),(3)
Templeton Foreign Securities -      1/27/1992 -28.53%-19.10%   -6.63%   3.40%      2.92% -19.93% -14.87%  -4.53%   3.68%      2.99%
Class 2(1),(2),(4)
Templeton Growth Securities -       3/15/1994 -28.46%-11.71%   -2.02%     N/A      4.17% -19.86%  -8.12%  -0.26%     N/A      4.56%
Class 2(1),(2)
USAZ Templeton Developed Markets    11/5/2001 -23.95%    N/A      N/A     N/A    -19.52% -15.35%     N/A     N/A     N/A    -11.78%
Jennison 20/20 Focus - Class 2     12/15/2000 -32.48%    N/A      N/A     N/A    -17.38% -23.88%  -0.55%     N/A     N/A    -12.30%
SP Jennison International Growth   12/15/2000 -32.74%    N/A      N/A     N/A    -37.07% -24.14%  -0.55%     N/A     N/A    -30.46%
- Class 2
SP Strategic Partners Focused      12/15/2000 -35.37%    N/A      N/A     N/A    -29.63% -26.77%  -0.55%     N/A     N/A    -23.69%
Growth - Class 2
Oppenheimer Global Securities/VA   11/12/1990 -32.04%-15.82%    2.14%   9.84%      7.48% -23.44% -11.90%   3.64%  10.02%      7.54%
Oppenheimer High Income/VA          4/30/1986 -12.64% -6.31%   -3.52%   4.61%      7.29% -4.04%   -3.09%  -1.64%   4.88%      7.34%
Oppenheimer Main Street/VA           7/5/1995 -28.77%-18.32%   -7.01%     N/A      6.34% -20.17% -14.16%  -4.88%     N/A      6.84%
USAZ Oppenheimer Emerging Growth*    5/1/2002    N/A     N/A      N/A     N/A    -28.61% -0.55%      N/A     N/A     N/A    -20.02%
USAZ Oppenheimer Emerging           11/5/2001 -50.73%    N/A      N/A     N/A    -41.88% -42.13%     N/A     N/A     N/A    -33.78%
Technologies
PIMCO VIT High Yield - Admin.       4/30/1998 -11.48% -4.74%      N/A     N/A     -2.56% -2.88%   -1.61%     N/A     N/A     -0.63%
Class
PIMCO VIT Real Return - Admin.      9/30/1999    N/A     N/A      N/A     N/A          %    N/A      N/A     N/A     N/A          %
Class*
PIMCO VIT StocksPLUS Growth &      12/31/1997 -30.16%-19.58%   -3.61%     N/A     -3.61% -21.56% -15.30%  -1.74%     N/A     -1.74%
Income - Admin. Class
PIMCO VIT Total Return - Admin.    12/31/1997 -1.36%   4.76%    3.83%     N/A      3.82%  7.24%    7.38%   5.26%     N/A      5.26%
Class
USAZ PIMCO NFJ Small Cap Value -     5/1/2003    N/A     N/A      N/A     N/A          %    N/A      N/A     N/A     N/A          %
Admin. Class*
USAZ PIMCO PEA Growth and Income    11/5/2001 -28.85%    N/A      N/A     N/A    -24.66% -20.25%     N/A     N/A     N/A    -16.84%
USAZ PIMCO PEA Renaissance          11/5/2001 -34.95%    N/A      N/A     N/A    -24.55% -26.35%     N/A     N/A     N/A    -16.73%
USAZ PIMCO PEA Value                11/5/2001 -34.77%    N/A      N/A     N/A    -24.76% -26.17%     N/A     N/A     N/A    -16.94%
Seligman Small-Cap Value - Class     5/1/1998 -25.40%  7.23%      N/A     N/A      6.74% -16.80%   9.72%     N/A     N/A      8.14%
1
USAZ Money Market                    2/1/2000 -9.46%     N/A      N/A     N/A     -1.57% -0.86%      N/A     N/A     N/A      1.45%
USAZ Van Kampen Aggressive Growth    5/1/2001 -42.09%    N/A      N/A     N/A    -38.37% -33.49%     N/A     N/A     N/A    -31.44%
USAZ Van Kampen Comstock             5/1/2001 -29.83%    N/A      N/A     N/A    -22.88% -21.23%     N/A     N/A     N/A    -16.85%
USAZ Van Kampen Emerging Growth      5/1/2001 -42.06%    N/A      N/A     N/A    -32.44% -33.46%     N/A     N/A     N/A    -25.89%
USAZ Van Kampen Global Franchise*    5/1/2003    N/A     N/A      N/A     N/A          %    N/A      N/A     N/A     N/A          %
USAZ Van Kampen Growth and Income    5/1/2001 -24.74%    N/A      N/A     N/A    -17.72% -16.14%     N/A     N/A     N/A    -11.93%
USAZ Van Kampen Growth               5/1/2001 -34.12%    N/A      N/A     N/A    -24.85% -25.52%     N/A     N/A     N/A    -18.72%
------------------------------------------------------------------------------------------------------------------------------------

* For Investment Options which have existed less than one year, standard cumulative total returns since inception are shown.

1. Ongoing stock market volatility can dramatically change the Investment Options' short-term performance; current results may differ.

2. Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton Developing Markets Securities and Templeton Foreign Securities), standardized Class 2 Investment Option performance for prior periods represents historical results of Class 1 shares. For periods beginning
     1/6/99 (or 5/1/97), Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

3.   For  Templeton  Developing  Markets  Securities,  performance  prior to the
     5/1/00  merger  reflects  the  historical   performance  of  the  Templeton
     Developing Markets Fund.

4. For Templeton Foreign Securities, performance prior to the 5/1/00 merger reflects the historical performance of Templeton International Fund.

CHART D - CONTRACTS WITH  SELECTION OF THE ENHANCED GMDB (TOTAL  SEPARATE
          ACCOUNT EXPENSES OF 1.90%); BONUS IS NOT REFLECTED IN PERFORMANCE
------------------------------------------------------------------------------------------------------------------------------------
Average Annual Total Return for the periods ended December 31, 2003:              HYPOTHETICAL PERFORMANCE
------------------------------------------------------------------------------------------------------------------------------------
                                                 COLUMN I (WITH WITHDRAWAL CHARGES)       COLUMN II (WITHOUT WITHDRAWAL CHARGES)
                                              --------------------------------------------------------------------------------------
                                              --------------------------------------------------------------------------------------
                                  INVESTMENT
-------------------------------   OPTION
                                  INCEPTION   ONE    THREE    FIVE     TEN     SINCE     ONE    THREE    FIVE     TEN     SINCE
                                    DATE      YEAR   YEAR     YEAR    YEAR    INCEPTION  YEAR    YEAR    YEAR    YEAR    INCEPTION
INVESTMENT OPTION
------------------------------------------------------------------------------------------------------------------------------------
USAZ AIM Basic Value                 5/1/2002    N/A     N/A      N/A     N/A          %    N/A      N/A     N/A     N/A          %
USAZ AIM Blue Chip                   5/1/2002    N/A     N/A      N/A     N/A          %    N/A      N/A     N/A     N/A          %
USAZ AIM Dent Demographic Trends     5/1/2002    N/A     N/A      N/A     N/A          %    N/A      N/A     N/A     N/A          %
USAZ AIM International Equity        5/1/2002    N/A     N/A      N/A     N/A          %    N/A      N/A     N/A     N/A          %
USAZ AllianceBernstein Growth       11/5/2001      %     N/A      N/A     N/A          %      %      N/A     N/A     N/A          %
and Income
USAZ AllianceBernstein Large Cap    11/5/2001      %     N/A      N/A     N/A          %      %      N/A     N/A     N/A          %
Growth
Davis VA Financial                   7/1/1999      %       %      N/A     N/A          %      %        %     N/A     N/A          %
Davis VA Value                       7/1/1999      %       %      N/A     N/A          %      %        %     N/A     N/A          %
Dreyfus IP Small Cap Stock Index     5/1/2002    N/A     N/A      N/A     N/A          %    N/A      N/A     N/A     N/A          %
- Service Shares
Dreyfus Stock Index - Service      12/29/2000      %     N/A      N/A     N/A          %      %      N/A     N/A     N/A          %
Shares
Franklin Global Communications      1/24/1989      %       %        %       %          %      %        %       %       %          %
Securities - Class 2(1),(2)
Franklin Growth and Income          1/24/1989      %       %        %       %          %      %        %       %       %          %
Securities - Class 2(1),(2)
Franklin High Income - Class        1/24/1989      %       %        %       %          %      %        %       %       %          %
2(1),(2)
Franklin Income Securities -        1/24/1989      %       %        %       %          %      %        %       %       %          %
Class 2(1),(2)
Franklin Large Cap Growth            5/1/1996      %       %        %     N/A          %      %        %       %     N/A          %
Securities - Class 2(1),(2)
Franklin Real Estate - Class        1/24/1989      %       %        %       %          %      %        %       %       %          %
2(1),(2)
Franklin Rising Dividends           1/27/1992      %       %        %       %          %      %        %       %       %          %
Securities - Class 2(1),(2)
Franklin Small Cap - Class          11/1/1995      %       %        %     N/A          %      %        %       %     N/A          %
2(1),(2)
Franklin Small Cap Value             5/1/1998      %       %      N/A     N/A          %      %        %     N/A     N/A          %
Securities - Class 2(1),(2)
Franklin U.S. Government - Class    3/14/1989      %       %        %       %          %      %        %       %       %          %
2(2)
Franklin Zero Coupon 2005 -         3/14/1989      %       %        %       %          %      %        %       %       %          %
Class 1(2)
Franklin Zero Coupon 2010 -         3/14/1989      %       %        %       %          %      %        %       %       %          %
Class 1(2)
Mutual Discovery Securities -       11/8/1996      %       %        %     N/A          %      %        %       %     N/A          %
Class 2(1),(2)
Mutual Shares Securities - Class    11/8/1996      %       %        %     N/A          %      %        %       %     N/A          %
2(1),(2)
Templeton Developing Markets        3/15/1994      %       %        %     N/A          %      %        %       %     N/A          %
Securities - Class 2(1),(2),(3)
Templeton Foreign Securities -      1/27/1992      %       %        %       %          %      %        %       %       %          %
Class 2(1),(2),(4)
Templeton Growth Securities -       3/15/1994      %       %        %     N/A          %      %        %       %     N/A          %
Class 2(1),(2)
USAZ Templeton Developed Markets    11/5/2001      %     N/A      N/A     N/A          %      %      N/A     N/A     N/A          %
Jennison 20/20 Focus - Class 2     12/15/2000      %     N/A      N/A     N/A          %      %        %     N/A     N/A          %
SP Jennison International Growth   12/15/2000      %     N/A      N/A     N/A          %      %        %     N/A     N/A          %
- Class 2
SP Strategic Partners Focused      12/15/2000      %     N/A      N/A     N/A          %      %        %     N/A     N/A          %
Growth - Class 2
Oppenheimer Global Securities/VA   11/12/1990      %       %        %       %          %      %        %       %       %          %
Oppenheimer High Income/VA          4/30/1986      %       %        %       %          %      %        %       %       %          %
Oppenheimer Main Street/VA           7/5/1995      %       %        %     N/A          %      %        %       %     N/A          %
USAZ Oppenheimer Emerging Growth     5/1/2002    N/A     N/A      N/A     N/A          %      %      N/A     N/A     N/A          %
USAZ Oppenheimer Emerging           11/5/2001      %     N/A      N/A     N/A          %      %      N/A     N/A     N/A          %
Technologies
PIMCO VIT High Yield - Admin.       4/30/1998      %       %      N/A     N/A          %      %        %     N/A     N/A          %
Class
PIMCO VIT Real Return - Admin.      9/30/1999    N/A     N/A      N/A     N/A          %    N/A      N/A     N/A     N/A          %
Class*
PIMCO VIT StocksPLUS Growth &      12/31/1997      %       %        %     N/A          %      %        %       %     N/A          %
Income - Admin. Class
PIMCO VIT Total Return - Admin.    12/31/1997      %       %        %     N/A          %      %        %       %     N/A          %
Class
USAZ PIMCO NJF Small Cap Value -     5/1/2003    N/A     N/A      N/A     N/A          %    N/A      N/A     N/A     N/A          %
Admin. Class*
USAZ PIMCO PEA Growth and Income    11/5/2001      %     N/A      N/A     N/A          %      %      N/A     N/A     N/A          %
USAZ PIMCO PEA Renaissance          11/5/2001      %     N/A      N/A     N/A          %      %      N/A     N/A     N/A          %
USAZ PIMCO PEA Value                11/5/2001      %     N/A      N/A     N/A          %      %      N/A     N/A     N/A          %
Seligman Small-Cap Value - Class     5/1/1998      %       %      N/A     N/A          %      %        %     N/A     N/A          %
1
USAZ Money Market                    2/1/2000      %     N/A      N/A     N/A          %      %      N/A     N/A     N/A          %
USAZ Van Kampen Aggressive Growth    5/1/2001      %     N/A      N/A     N/A          %      %      N/A     N/A     N/A          %
USAZ Van Kampen Comstock             5/1/2001      %     N/A      N/A     N/A          %      %      N/A     N/A     N/A          %
USAZ Van Kampen Emerging Growth      5/1/2001      %     N/A      N/A     N/A          %      %      N/A     N/A     N/A          %
USAZ Van Kampen Global Franchise*    5/1/2003    N/A     N/A      N/A     N/A          %    N/A      N/A     N/A     N/A          %
USAZ Van Kampen Growth and Income    5/1/2001      %     N/A      N/A     N/A          %      %      N/A     N/A     N/A          %
USAZ Van Kampen Growth               5/1/2001      %     N/A      N/A     N/A          %      %      N/A     N/A     N/A          %
------------------------------------------------------------------------------------------------------------------------------------

* For Investment Options which have existed less than one year, standard cumulative total returns since inception are shown.

1. Ongoing stock market volatility can dramatically change the Investment Options' short-term performance; current results may differ.

2. Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton Developing Markets Securities and Templeton Foreign Securities), standardized Class 2 Investment Option performance for prior periods represents historical results of Class 1 shares. For periods beginning
     1/6/99 (or 5/1/97), Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

3.   For  Templeton  Developing  Markets  Securities,  performance  prior to the
     5/1/00  merger  reflects  the  historical   performance  of  the  Templeton
     Developing Markets Fund.

4. For Templeton Foreign Securities, performance prior to the 5/1/00 merger reflects the historical performance of Templeton International Fund.

CHART E - INVESTMENT OPTION PERFORMANCE (NO CONTRACT CHARGES)

Average Annual Total Return for the periods ended December 31, 2003

--------------------------------------------------------------------------------------------------------
                                                   INVESTMENT
                                                   OPTION
                                                   INCEPTION     ONE      FIVE       TEN       SINCE
INVESTMENT OPTION                                     DATE      YEAR      YEAR      YEAR     INCEPTION
--------------------------------------------------------------------------------------------------------
USAZ AIM Basic Value                                 5/1/2002       N/A       N/A       N/A     -23.64%
USAZ AIM Blue Chip                                   5/1/2002       N/A       N/A       N/A     -19.08%
USAZ AIM Dent Demographic Trends                     5/1/2002       N/A       N/A       N/A     -23.80%
USAZ AIM International Equity                        5/1/2002       N/A       N/A       N/A     -18.40%
USAZ AllianceBernstein Growth and Income            11/5/2001   -24.18%       N/A       N/A     -18.17%
USAZ AllianceBernstein Large Cap Growth             11/5/2001   -30.71%       N/A       N/A     -23.79%
Davis VA Financial                                   7/1/1999   -16.85%       N/A       N/A      -2.79%
Davis VA Value                                       7/1/1999   -16.26%       N/A       N/A      -4.81%
Dreyfus IP Small Cap Stock Index - Service Shares    5/1/2002       N/A       N/A       N/A     -23.25%
Dreyfus Stock Index - Service Shares               12/29/2000   -22.73%       N/A       N/A     -17.71%
Franklin Global Communications Securities - Class   1/24/1989   -33.53%   -13.43%    -1.65%       2.56%
2(1),(2)
Franklin Growth and Income Securities - Class       1/24/1989   -15.73%     1.16%     8.29%       8.05%
2(1),(2)
Franklin High Income - Class 2(1),(2)               1/24/1989    -9.97%    -3.92%     3.49%       5.01%
Franklin Income Securities - Class 2(1),(2)         1/24/1989    -0.62%     3.54%     7.75%       9.13%
Franklin Large Cap Growth Securities - Class         5/1/1996   -23.20%     2.51%       N/A       6.49%
2(1),(2)
Franklin Real Estate - Class 2(1),(2)               1/24/1989     2.06%     2.44%    10.03%       9.62%
Franklin Rising Dividends Securities - Class        1/27/1992    -1.59%     5.34%     9.92%       9.98%
2(1),(2)
Franklin Small Cap - Class 2(1),(2)                 11/1/1995   -28.69%     0.02%       N/A       6.24%
Franklin Small Cap Value Securities - Class          5/1/1998    -9.27%       N/A       N/A       0.41%
2(1),(2)
Franklin U.S. Government - Class 2(2)               3/14/1989     9.77%     6.88%     7.04%       7.82%
Franklin Zero Coupon 2005 - Class 1(2)              3/14/1989    10.09%     7.40%     8.71%       9.81%
Franklin Zero Coupon 2010 - Class 1(2)              3/14/1989    20.09%     8.62%    10.58%      11.00%
Mutual Discovery Securities - Class 2(1),(2)        11/8/1996    -9.41%     3.26%       N/A       5.98%
Mutual Shares Securities - Class 2(1),(2)           11/8/1996   -11.82%     3.97%       N/A       6.59%
Templeton Developing Markets Securities - Class     3/15/1994    -0.15%    -4.85%       N/A      -1.82%
2(1),(2),(3)
Templeton Foreign Securities - Class 2(1),(2),(4)   1/27/1992   -18.57%    -2.90%     5.45%       4.75%
Templeton Growth Securities - Class 2(1),(2)        3/15/1994   -18.49%     1.44%       N/A       6.35%
USAZ Templeton Developed Markets                    11/5/2001   -13.91%       N/A       N/A     -10.28%
Jennison 20/20 Focus - Class 2                     12/15/2000   -22.58%       N/A       N/A     -10.81%
SP Jennison International Growth - Class 2         12/15/2000   -22.84%       N/A       N/A     -29.28%
SP Strategic Partners Focused Growth - Class 2     12/15/2000   -25.53%       N/A       N/A     -22.40%
Oppenheimer Global Securities/VA                   11/12/1990   -22.15%     5.41%    11.91%       9.37%
Oppenheimer High Income/VA                          4/30/1986    -2.40%     0.03%     6.66%       9.17%
Oppenheimer Main Street/VA                           7/5/1995   -18.81%    -3.25%       N/A       8.66%
USAZ Oppenheimer Emerging Growth                     5/1/2002       N/A       N/A       N/A     -19.10%
USAZ Oppenheimer Emerging Technologies              11/5/2001   -41.14%       N/A       N/A     -32.64%
PIMCO VIT High Yield - Admin. Class                 4/30/1998    -1.23%       N/A       N/A       1.07%
PIMCO VIT Real Return - Admin. Class                9/30/1999       N/A       N/A       N/A           %
PIMCO VIT StocksPLUS Growth & Income - Admin.      12/31/1997   -20.23%    -0.07%       N/A      -0.07%
Class
PIMCO VIT Total Return - Admin. Class              12/31/1997     9.07%     7.05%       N/A       7.05%
USAZ PIMCO NFJ Small Cap Value - Admin. Class*       5/1/2003       N/A       N/A       N/A           %
USAZ PIMCO PEA Growth and Income                    11/5/2001   -18.89%       N/A       N/A     -15.42%
USAZ PIMCO PEA Renaissance                          11/5/2001   -25.09%       N/A       N/A     -15.31%
USAZ PIMCO PEA Value                                11/5/2001   -24.91%       N/A       N/A     -15.52%
Seligman Small-Cap Value - Class 1                   5/1/1998   -15.37%       N/A       N/A      10.00%
USAZ Money Market                                    2/1/2000     0.83%       N/A       N/A       3.17%
USAZ Van Kampen Aggressive Growth                    5/1/2001   -32.36%       N/A       N/A     -30.28%
USAZ Van Kampen Comstock                             5/1/2001   -19.88%       N/A       N/A     -15.43%
USAZ Van Kampen Emerging Growth                      5/1/2001   -32.33%       N/A       N/A     -24.63%
USAZ Van Kampen Global Franchise*                    5/1/2003       N/A       N/A       N/A           %
USAZ Van Kampen Growth and Income                    5/1/2001   -14.71%       N/A       N/A     -10.42%
USAZ Van Kampen Growth                               5/1/2001   -24.25%       N/A       N/A     -17.34%
--------------------------------------------------------------------------------------------------------

* For Investment Options which have existed less than one year, standard cumulative total returns since inception are shown.

1. Ongoing stock market volatility can dramatically change the Investment Options' short-term performance; current results may differ.

2. Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton Developing Markets Securities and Templeton Foreign Securities), standardized Class 2 Investment Option performance for prior periods represents historical results of Class 1 shares. For periods beginning
     1/6/99 (or 5/1/97), Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

3.   For  Templeton  Developing  Markets  Securities,  performance  prior to the
     5/1/00  merger  reflects  the  historical   performance  of  the  Templeton
     Developing Markets Fund.

4. For Templeton Foreign Securities, performance prior to the 5/1/00 merger reflects the historical performance of Templeton International Fund.

ILLUSTRATIONS
--------------------------------------------------------------------------------

We provide details regarding the types of illustrations available to customers in the Performance and Illustrations section of the prospectus. The illustrations are designed to assist customers in understanding how a Contract may function in different scenarios. They are not guarantees or representations as to future performance or any specific rate of return. You can request an illustration at any time by contacting your registered representative. Samples of the types of illustrations we provide for this Contract are contained in the appendix to this SAI.

FEDERAL TAX STATUS
--------------------------------------------------------------------------------

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON OUR UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. WE CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. WE DO NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED HEREIN MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

GENERAL
Section 72 of the Internal Revenue Code of 1986, as amended (the Code) governs taxation of annuities in general. A Contract Owner is generally not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as Annuity Payments under the Annuity Option elected. For a lump sum payment received as a full withdrawal (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the Purchase Payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For Annuity Payments, the portion of each payment that is included in taxable income equals the excess of the payment over the exclusion amount. The exclusion amount for Annuity Payments based on a variable Annuity Option is determined by dividing the investment in the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid (determined by Treasury Regulations). The exclusion amount for Annuity Payments based on a fixed Annuity Option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund guarantee) bears to the expected return under the Contract. Annuity Payments received after the investment in the Contract has been recovered (i.e. the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion of an Annuity Payment is taxed at ordinary income tax rates. For certain types of Qualified Contracts there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Contract Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us, and its operations form a part of Allianz Life.

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

DIVERSIFICATION
Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department (Treasury Department). Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of Annuity Payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as this Contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the Investment Options underlying variable contracts such as this Contract. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under these regulations, an Investment Option will be deemed adequately diversified if:

o no more than 55% of the value of the total assets of the Investment Option is represented by any one investment;
o no more than 70% of the value of the total assets of the Investment Option is represented by any two investments;
o no more than 80% of the value of the total assets of the Investment Option is represented by any three investments; and
o no more than 90% of the value of the total assets of the Investment Option is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

We intend that all Investment Options underlying the Contract will be managed by the investment advisers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which Contract Owner control of the investments of the Separate Account will cause the Contract Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Contract Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Contract Owner's ability to transfer among Investment Options or the number and type of Investment Options available, would cause the Contract Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to receipt of Annuity Payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance is not considered to set forth a new position, it may be applied retroactively resulting in the Contract Owner being retroactively determined to be the owner of the assets of the Separate Account. Due to the uncertainty in this area, we reserve the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS
Section  72(e)(11) of the Code  provides that  multiple  non-qualified  deferred annuity contracts which are issued within a calendar year period to the same Contract Owner by one insurance company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 Exchange will be considered issued in the year of the exchange. Contract Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year period.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS
Under Section 72(u) of the Code, the investment earnings on Purchase Payments for the Contracts will be taxed currently to the Contract Owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by qualified retirement plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

INCOME TAX WITHHOLDING
All distributions or the portion thereof which is includible in the gross income of the Contract Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Contract Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Certain  distributions  from  retirement  plans  qualified  under Section 401 or
Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or Individual Retirement Annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to:

o a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated Beneficiary, or for a specified period of 10 years or more; or
o    distributions which are required minimum distributions; or
o the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions); or
o    hardship withdrawals.

Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

REQUIRED DISTRIBUTIONS
In order to be treated as an annuity  contract for Federal  income tax purposes,
Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of a Contract Owner. Specifically, section 72(s) requires that:

o if any owner dies on or after the Income Date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
o if any owner dies prior to the Income Date, the entire interest in the Contract will be distributed within five years after the date of such owner's death.

These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the owner's death. The designated Beneficiary refers to a natural person designated by the owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased owner, the Contract may be continued with the surviving spouse as the new owner. If the owner of the contract is a non-natural person, then the death or change of an Annuitant is treated as the death of the owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

TAX TREATMENT OF DISTRIBUTIONS - NON-QUALIFIED CONTRACTS
Section 72 of the Code governs treatment of distributions from annuity contracts. It generally provides that if the Contract Value exceeds the aggregate Purchase Payments made, any amount withdrawn before the Income Date will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income.

In a recent ruling, the Internal Revenue Service indicated that part of a partial withdrawal from an annuity contract on or after the Income Date might be excludable from income. In prior rulings, however, the IRS had concluded that the entire amount of such a partial withdrawal from a Non-Qualified Contract was taxable as ordinary income. Allianz Life currently intends to report partial withdrawals from the Contract on or after the Income Date in accordance with its interpretation of the IRS's most recent ruling. Given the uncertainty in this area, however, you should consult a tax adviser regarding the tax consequences to you of a partial withdrawal. If you make a full withdrawal from your Contract, the amount that is taxable is the excess of the amount distributed to you over your unrecovered investment in the Contract (i.e., your unrecovered Purchase Payments). You should consult a tax advisor before you partially or fully withdraw your Contract.

Section 72 further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received:

(a)  after the taxpayer reaches age 59 1/2;
(b)  after the death of the Contract Owner;
(c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code);
(d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his Beneficiary;
(e)  under an immediate annuity; or
(f)  which are allocable to Purchase Payments made prior to August 14, 1982.

With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by the 10% penalty tax, plus interest for the tax years in which the exception was used.

A partial liquidation (withdrawal) during the Payout Phase may result in the modification of the series of Annuity Payments made after such liquidation and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above unless another exception to the penalty tax applies. You should obtain competent tax advice before you make any liquidations from your Contract.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Distributions - Qualified Contracts.")

QUALIFIED CONTRACTS
The Contract is designed to be suitable for use under various types of qualified plans. Because of the minimum Purchase Payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Contract varies with the type of plan and terms and conditions of each specific plan. Contract Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Contract may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. We are not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless we specifically consent to be bound. Contract Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. Following are general descriptions of the types of qualified plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a qualified plan.

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by us in connection with qualified plans will utilize annuity tables that do not differentiate on the basis of sex. These annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Qualified plans include special provisions restricting Contract provisions that may otherwise be available and described in this SAI. Generally, Contracts issued pursuant to qualified plans are not transferable except upon withdrawal or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to withdrawals from Qualified Contracts. (See "Tax Treatment of Distributions - Qualified Contracts.")

A.  TAX-SHELTERED ANNUITIES
Section 403(b) of the Code permits the purchase of Tax-Sheltered Annuities by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the Tax-Sheltered Annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Distributions - Qualified Contracts" and "Tax-Sheltered Annuities - Withdrawal Limitations.") Employee loans are not allowed under these Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

B.  INDIVIDUAL RETIREMENT ANNUITIES
Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Under applicable limitations, certain amounts may be contributed to an IRA which may be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Distributions - Qualified Contracts.") Under certain conditions, distributions from other IRAs and other Qualified Contracts may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

ROTH IRAS
Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase Payments for a Roth IRA are limited to a maximum amount each year and are not deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRA and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A Qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2 , on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

C.  PENSION AND PROFIT-SHARING PLANS
Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan. The tax consequences to participants may vary, depending upon the particular plan design. However, the Code places limitations and restrictions on all plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions and withdrawals. Participant loans are not allowed under the Contracts purchased in connection with these plans. (See "Tax Treatment of Distributions - Qualified Contracts.")

Purchasers of Contracts for use with pension or profit-sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF DISTRIBUTIONS - QUALIFIED CONTRACTS
In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract.

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (pension and profit-sharing plans), 403(b) (Tax-Sheltered Annuities) and 408 and 408A (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been properly rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions:


(a) if distribution is made on or after the date on which the Contract Owner or Annuitant (as applicable) reaches age 59 1/2 ;
(b) distributions following the death or disability of the Contract Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code);
(c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Contract Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Contract Owner or Annuitant (as applicable) and his or her designated Beneficiary;
(d) for TSA or 403(b) Contracts distributions to an employee who has separated from service after he or she has attained age 55;
(e) distributions made to the Contract Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Contract Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care;
(f) distributions made to an alternate Payee pursuant to a qualified domestic relations order (does not apply to an IRA);
(g)  distributions made on account of an IRS levy upon the Qualified Contract;
(h) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract Owner or Annuitant (as applicable) and his or her spouse and dependents if the Contract Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception no longer applies after the Contract Owner or Annuitant (as applicable) has been re-employed for at least 60 days);
(i) distributions from an IRA made to the owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the owner or Annuitant (as applicable) for the taxable year; and
(j) distributions from an IRA made to the owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code).

The exception stated in item (c) applies to an IRA without the requirement that there be a separation from service.

With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of the Annuitant attaining age 59 1/2 or five years from the Income Date, then the tax for the year of the modification is increased by the 10% penalty tax, plus interest for the tax years in which the exception was used.


A partial  withdrawal  may result in the  modification  of the series of Annuity
Payments made after such liquidation and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above unless another exception to the penalty tax applies. You should obtain competent tax advice before you make any liquidations from your Contract.

Generally, distributions from a Qualified Contract must commence no later than April 1 of the calendar year following the later of:

(a)  the year in which the employee attains age 70 1/2 , or
(b)  the calendar year in which the employee retires.

The date set forth in (b) does not apply to an IRA or to a "5% owner" (as defined in the Code). Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated Beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

Many withdrawals from Qualified Contracts can be rolled over to an IRA or another qualified retirement plan. If you receive a withdrawal from a Qualified Contract that could be rolled over and you do not elect to make a direct rollover of that amount to an IRA or qualified plan, 20% of the taxable amount must by law be withheld by us for taxes. In situations where this mandatory tax withholding does not apply, other tax amounts may be withheld unless you elect out of the withholding. You may request more detailed information about income tax withholding at the time of a withdrawal.

TAX-SHELTERED ANNUITIES - WITHDRAWAL LIMITATIONS
The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Contract Owner:

o    attains age 59 1/2;
o    separates from service;
o    dies;
o    becomes disabled (within the meaning of Section 72(m)(7) of the Code); or
o in the case of hardship. However, withdrawals for hardship are restricted to the portion of the owner's Contract Value that represents contributions by the Contract Owner and does not include any investment results.

The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, and to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers and transfers between certain Qualified Contracts. Contract Owners should consult their own tax counsel or other tax adviser regarding any distributions.


GUARANTEED ACCOUNT VALUE (GAV) TRANSFERS
--------------------------------------------------------------------------------

When you  purchase a  Contract,  you can  invest  everything  in the  Investment
Options. Generally, GAV Transfers out of the Investment Options into the FPAs first occur when your High Five Bonus Value drops from its last high point by a cumulative amount of 6% to 7% over any period of time. If your High Five Bonus Value continues to fall, more GAV Transfers to the FPAs will occur. The initial amount of the GAV Transfer to the FPAs is typically 20-25% of your High Five Bonus Value. Further GAV Transfers to the FPAs are typically 5-6% of your High Five Bonus Value. As the time remaining until the guarantees are effective shortens, the frequency and amount of GAV Transfers to the FPAs will increase in poor performing markets. Any large withdrawals you make in poor performing markets will result in additional GAV Transfers of 3-5% of your High Five Bonus Value to the FPAs. We do not expect to make more than four GAV Transfers to the FPAs per month. In the first two Contract Years, the total amount of GAV Transfers to the FPAs cannot be more than 50% of your Purchase Payments and any associated bonus.

To provide you with an example of the potential GAV Transfers, we simulated hypothetical Contracts issued on each Business Day from 1963 to 2001 with each Contract terminating at the end of ten years. We used the Standard & Poor's 500 Composite Price Index(R) (S&P 500(R)) as the hypothetical return on these Contracts. On average we would have made five GAV Transfers to the FPAs every Contract Year. The average amount transferred to the FPAs would have been 25-30% of your High Five Bonus Value in the first five Contract Years and 30-35% of your High Five Bonus Value in the remaining Contract Years. We also would have made an average of five GAV Transfers out of the FPAs into the variable Investment Options every Contract Year. Transfers out of the FPAs may be subject to a Market Value Adjustment (MVA) which may increase or decrease your High Five Bonus Value and/or the amount of the transfer. If you fully withdraw or completely transfer your High Five Bonus Value in the FPAs, the minimum value of the amount transferred or withdrawn after any MVA will be at least equal to the FPA Guaranteed Minimum Value. See section 5, The Fixed Account in the prospectus for more information on the FPAs, MVAs and the FPA Guaranteed Minimum Value.

It is important to note that this example is provided as an illustration. The S&P 500(R) returns are not indicative of the returns of any Investment Option and are not necessarily indicative of future results. Also, the numbers given above are averages. The actual systematic GAV Transfers made to or from the FPAs for your Contract may be more or less than indicated in the illustration. For an example of illustrations based on the S&P 500(R) please see Appendix B to the prospectus.

ANNUITY PROVISIONS
--------------------------------------------------------------------------------

We base your monthly Annuity Payment upon:

|X| whether you select a fixed payout, variable payout, or a combination of both fixed and variable payouts;
|X| the adjusted Contract Value (Contract Value adjusted for any MVA, less any premium tax on the Income Date);
|X|  the Annuity Option you select;
|X| the age of the Annuitant and any joint Annuitant; and |X| the sex of the Annuitant and joint Annuitant where allowed.

We guarantee fixed payouts as to dollar amount and the amount does not vary with the investment experience of an Investment Option. If you elect to receive any portion of your Annuity Payments as a fixed payout, the amount of adjusted Contract Value that you elect to apply to fixed Annuity Payments will be placed in our general account and it will not participate in the investment experience of the Investment Options.

Variable payouts are not predetermined as to dollar amount and will vary in amount with the investment experience of the Investment Option(s) you select. We use Annuity Units to determine the amount of any variable Annuity Payments you elect to receive.

ANNUITY UNIT VALUE
We will purchase a fixed number of Annuity Units on the Income Date as follows:

The first Annuity Payment is equal to the amount of adjusted Contract Value that you elect to apply to variable Annuity Payments, divided first by $1,000 and then multiplied by the appropriate Annuity Payment amount for each $1,000 of value for the Annuity Option selected.

We determine the fixed number of Annuity Units in each subaccount by dividing the amount of the first Annuity Payment for each subaccount by the Annuity Unit value on the Income Date. Thereafter, the number of Annuity Units in each subaccount remains unchanged unless you make a transfer. The number of Annuity Units will also change if Annuity Option 3 is in effect, one Annuitant dies, and the surviving joint Annuitant elects to receive Annuity Payments at 75% or 50% of the previous payment amount. All calculations will appropriately reflect the Annuity Payment frequency selected.

The total Annuity Payment on each subsequent Annuity Payment date is the sum of the Annuity Payments for each subaccount. The Annuity Payment in each subaccount is determined by multiplying the number of Annuity Units allocated to the subaccount by the Annuity Unit value for that subaccount. We determine the Annuity Unit value on each subsequent valuation date as follows:

1. The net investment factor is determined as described in prospectus section 3, Purchase - Accumulation Units.

2. The Annuity  Unit value for a  valuation  period is equal to:

     |X| the Annuity Unit value for the immediately preceding valuation period. |X| multiplied by the net investment factor for the current valuation period;
     |X|  divided by the assumed net investment factor for the valuation period.

The assumed net investment factor is equal to one plus the assumed investment return which we use in determining the basis for the purchase of an Annuity, adjusted to reflect the particular valuation period. The assumed investment return that Allianz Life will use is 5%. However, Allianz Life may agree to use a different rate (which will never exceed 7%).


MORTALITY AND EXPENSE RISK GUARANTEE
--------------------------------------------------------------------------------

Allianz Life guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality and expense experience.


FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


The audited consolidated financial statements of Allianz Life as of and for the year ended December 31, 2003, included herein should be considered only as bearing upon the ability of Allianz Life to meet its obligations under the Contracts. The audited financial statements of the Separate Account as of and for the year ended December 31, 2003 are also included herein.

                                     PART C
                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

      a.  Financial Statements

      The following financial Statements of the Company are included in Part B hereof.


      1. Independent Auditors' Report.
      2. Consolidated Balance Sheets as of December 31, 2003 and 2002.
      3. Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001.
      4. Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2003, 2002 and 2001.
      5. Consolidated Statements of Stockholder's Equity for the years ended December 31, 2003, 2002 and 2001.
      6. Consolidated Statements of Cash Flows for the years ended
         December 31, 2003, 2002 and 2001.
      7. Notes to Consolidated Financial Statements - December 31, 2003, 2002 and 2001.


      The following financial statements of the Variable Account are included in Part B hereof.

      1. Independent Auditors' Report.
      2. Statements of Assets and Liabilities as of December 31, 2003.
      3. Statements of Operations for the period ended December 31, 2003.
      4. Statements of Changes in Net Assets for the years ended
         December 31, 2003 and 2002.
      5. Notes to Financial Statements - December 31, 2003.

    b.  Exhibits


      1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account(1)
      2.   Not  Applicable
      3.a. Principal  Underwriter's  Agreement(2)
      3.b. Selling Agreement(5)
      4.a. Individual Variable Annuity Contract(10)
      4.b. Guaranteed Account Value Benefit Endorsement (8)
      4.c. Fixed Account with a Market Value Adjustment Endorsement (8)
      4.d. Traditional Guaranteed Minimum Death Benefit Endorsement (8)
      4.e. Enhanced Guaranteed Minimum Death Benefit Endorsement (8)
      4.f. Guaranteed Minimum Income Benefit Endorsement (8)
      4.g. Guaranteed Withdrawal Benefit Endorsment *
      4.h. Schedule Page **
      5.   Application for Ind Var Ann Contract **
      6.   (i)   Copy  of  Articles  of  Incorporation of the Company(1)
           (ii)  Copy  of  the  Bylaws  of  the  Company(1)
      7.   Not Applicable
      8.a. Copy of Fund Participation Agreement between AIM Variable
           Insurance Funds, Inc., Allianz Life Insurance Company of North America and NALAC Financial Plans LLC(3)
        b. Copy of Fund Participation Agreement between USAllianz Variable Insurance Products Trust, Allianz Life Insurance Company of
           North America and BISYS Fund Services Limited Partnership(3)
        c. Copy of Fund Participation Agreement between Davis Variable
           Account Fund, Inc., Davis Distributors, LLC and Allianz Life Insurance Company of North America(4)
        d. Copy of Fund Participation Agreement between Oppenheimer Variable Account Funds, Oppenheimer Funds Inc. and Allianz Life Insurance Company of North America(4)
        e. Copy of Fund Participation Agreement between Allianz Life Insurance Company of North America, PIMCO Variable Insurance Trust, and PIMCO Fund Distributors, LLC(4)
        f. Copy of Fund Participation Agreement between Seligman Portfolios, Inc. and Allianz Life Insurance Company of North America(4)
        g. Copy of Fund Participation Agreement between The Prudential Series Fund, Inc., The Prudential Insurance Company of America, and Prudential Investment Management Services LLC(6)
        h. Copy of Fund Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Templeton Variable Products Series Fund, Franklin Templeton Distributors, Inc. and Allianz Life Insurance Company of North America (7)
        i. Copy of Fund Participation Agreement between Van Kampen Life Investment Trust, Van Kampen Funds Inc, Van Kampen Asset
           Management and Allianz Life of North America (9)
        j. Copy of Fund Participation Agreement between Van Kampen Funds, Inc., and USAllianz Investor Services, LLC (9)
        k. Copy of Portfolio Management Agreement between USAllianz Advisers, LLC, USAllianz Variable Insurance Products Trust,and Van Kampen Asset Management, Inc. (9)
        l. Copy of Portfolio Management Agreement between USAllianz Advisers, LLC, USAllianz Variable Insurance Products Trust, and Van Kampen Investment Advisory Corporation. (9)
        m. Copy of Portfolio Management Agreement between USAllianz Advisers, LLC, USAllianz Variable Insurance Products Trust and Van Kampen Asset Management, Inc. (9)
        n. Copy of Portfolio Management Agreement between USAllianz Advisers, LLC, USAllianz Variable Insurance Products Trust, and Alliance Capital Management L.P. (9)
        o. Copy of Portfolio Management Agreement between USAllianz Advisers, LLC, USAllianz Variable Insurance Products Trust, and PIMCO
           Advisers L.P. (9)
        p. Copy of Portfolio Management Agreement between USAllianz Advisers, LLC, USAllianz Variable Insurance Products Trust and Templeton Investment Counsel,LLC. (9)
        q. Copy of Fund Participation Agreement between Dreyfus Investment Portfolios and Allianz Life Insurance Company of North America (9)
        r. Copy of Portfolio Management Agreement between USAllianz Advisers, LLC and OppenheimerFunds, Inc.(10)
        s. Copy of Portfolio Management Agreement bewteen USAllianz Advisers,LLC USAllianz Variable Insurance Products Trust, PIMCO Advisors Retail Holdings LLC and NFJ Investment Group L.P.(10)
        t. Form of Portfolio Management Agreement between Allianz Life Insurance Company of North America, the Universal Institutional Funds, Inc., Morgan Stanley & Co. Incorporated, and Morgan Stanley Investment Management Inc.(10)
       9.  Opinion and Consent of Counsel*
      10.  Independent Auditors' Consent*
      11.  Not Applicable
      12.  Not Applicable
      13.  Calculation of Performance Data (12)
      14.  Company Organizational Chart(10)
      15.  Powers of Attorney (11)
        *  to be filed by amendment
       **  filed herewith


(1) Incorporated by reference from Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on June 24, 1996.
(2) Incorporated by reference from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on December 13, 1996.
(3) Incorporated by reference from Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on November 12, 1999.
(4) Incorporated by reference from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos.333-82329 and 811-05618) electronically filed December 30, 1999.
(5) Incorporated by reference from Pre-Effective Amendment No.1 to Registrant's Form N-4 (File Nos. 333-95729 and 811-05618) electronically filed on
     April 13, 2000.
(6) Incorporated by reference from Post-Effective Amendment No.2 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618) electronically filed on December 15, 2000.
(7) Incorporated by reference from Post-Effective Amendment No.3 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618) electronically filed on April 26, 2001.
(8)  Incorporated   by  reference  from   Pre-Effective   Amendment  No.  1  to
     Registrant's Form N-4 (File Nos. 333-90260 and 811-05618) electronically filed on September 9. 2002.
(9) Incorporated by reference from Post-Effective Amendment No. 3 to Allianz Life Variable Account A's Form N-6 (File Nos. 333-60206 and 811-04965) electronically filed on January 6, 2003.
(10) Incorporated by reference from Post-Effective Amendment No. 11 to Registrant's Form N-4 (File Nos. 333-95729 and 811-05618) electronically filed on April 25, 2003.
(11) Incorporated by reference from Post-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-101812 and 811-05618) electronically filed on October 6, 2003.
(12) Incorporated by reference from Registrant's Form N-4 (File Nos. 333-111049 and 811-05618) electronically filed on December 10, 2003.


Item 25. Officers and directors of Allianz Life Insurance Company of North America.

Unless noted otherwise, all officers and directors have the following principal business address:

                             5701 Golden Hills Drive
                           Minneapolis, MN 55416-1297

              ---------------------------------------- ------------------------------------------------------------
              Name                                     Position and offices
              ---------------------------------------- ------------------------------------------------------------
              Robert MacDonald                         Director
              ---------------------------------------- ------------------------------------------------------------
              Mark A. Zesbaugh                         Director and Chief Executive Officer
              ---------------------------------------- ------------------------------------------------------------
              Charles M. Kavitsky                      President and Chief Marketing Officer
              ---------------------------------------- ------------------------------------------------------------
              Gabrielle M. Matzdorff                   Senior Vice President and Chief Financial Officer
              ---------------------------------------- ------------------------------------------------------------
              Neil H. McKay                            Senior Vice President and Chief Actuary
              ---------------------------------------- ------------------------------------------------------------
              Suzanne J. Pepin                         Senior Vice President, Secretary and Chief Legal Officer
              ---------------------------------------- ------------------------------------------------------------
              Douglas P. Reynolds                      Senior Vice President and Chief Information Officer
              ---------------------------------------- ------------------------------------------------------------
              Denise Blizil                            Senior Vice President and Chief Administrative Officer
              ---------------------------------------- ------------------------------------------------------------
              Christopher H. Pinkerton                 Senior Vice President (Variable)
              ---------------------------------------- ------------------------------------------------------------
              Michael M. Ahles                         Vice President (Variable)
              ---------------------------------------- ------------------------------------------------------------
              Tracy H. Gardner                         Vice President (Variable)
              ---------------------------------------- ------------------------------------------------------------
              Nikole N. Krakow                         Vice President and Controller (Corporate)
              ---------------------------------------- ------------------------------------------------------------
              Peggy A. Moon                            Vice President (Compliance)
              ---------------------------------------- ------------------------------------------------------------
              Carol B. Shaw                            Vice President (Variable)
              ---------------------------------------- ------------------------------------------------------------
              Corey J. Walther                         Vice President (Variable)
              ---------------------------------------- ------------------------------------------------------------
              James Campbell                           Director
              c/o Wells Fargo and Company
              Wells Fargo Center
              Sixth & Marquette
              Minneapolis, MN 55479-0116
              ---------------------------------------- ------------------------------------------------------------
              Reverend Dennis Dease                    Director
              c/o University of St. Thomas
              215 Summit Avenue
              St. Paul, MN  55105-1096
              ---------------------------------------- ------------------------------------------------------------
              Robert Kimmitt                           Director
              Commerce One, Inc.
              4440 Rosewood Drive
              Pleasanton, CA 94588-3050
              ---------------------------------------- ------------------------------------------------------------
              Dr. Gerhard Rupprecht                    Director
              Reinsburgstrasse 19
              D-70178
              Stuttgart, Germany
              ---------------------------------------- ------------------------------------------------------------
              Paul M. Saffert                          Director
              Allianz of America Corp.
              777 San Marin Drive
              Novato, CA 94998
              ---------------------------------------- ------------------------------------------------------------
              Michael P. Sullivan                      Director
              7505 Metro Boulevard
              Minneapolis, MN 55439
              ---------------------------------------- ------------------------------------------------------------
              Jan Carendi                              Director and Chairman of the Board
              Allianz AG
              Koenigin Strasse 28
              D-80802
              Munich, Germany
              ---------------------------------------- ------------------------------------------------------------


Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The  Company   organizational   chart  is   incorporated   by   reference   from
Post-Effective Amendment No. 11 to Registrant's Form N-4 (File Nos. 333-95729 and 811-05618) electronically filed on April 25, 2003.


Item 27. Number of Contract Owners
          Not Applicable

Item 28. Indemnification

The Bylaws of the Insurance Company provide that:

Each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a Director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the laws of the State of Minnesota, and in the manner prescribed therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Insurance Company pursuant to the foregoing, or otherwise, the Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Insurance Company of expenses incurred or paid by a director, officer or controlling person of the Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29. Principal Underwriters

a. USAllianz Investor Services, LLC is the principal underwriter for the Contracts. It also is the principal underwriter for:

                 Allianz  Life  Variable  Account  A
                 Allianz  Life  of NY Variable  Account  C


b. The following are the officers(managers) and directors (Board of Governors) of USAllianz Investor Services, LLC. All officers and directors have the following principal business address:

                            5701 Golden Hills Drive
                             Minneapolis, MN 55416-1297

Name                        Positions and Offices with Underwriter
----------------------      -----------------------------------------------------------------------
Christopher H.Pinkerton    Chairman, Chief Executive Officer, President, Chief Manager and Governor

Tracy H. Gardner           Chief Administrative Officer, Senior Vice President and Governor

Michael M. Ahles           Chief Financial Officer, Senior Vice President, Treasurer and Governor

Catherine Q. Farley        Senior Vice President

Keith L. Johnson           Senior Vice President

Carol B.Shaw               Senior Vice President

Corey J. Walther           Senior Vice President

Dave Schliesman            Senior Vice President-Sales

Jeffrey W. Kletti          Vice President

Jennifer J. Wagner         Vice President

Cynthia M. Robeck          2nd Vice President

Myron Rothstein            2nd Vice President

Edward Barrett             Divisional VP - SE

Kevin Rooney               Divisional VP - MID

Gerald Boucher             Divisional VP - W

Wayne Peterson             Compliance Officer

Stewart Gregg              Secretary

Wayne Robinson             Assistant Secretary


     c.  Not Applicable


Item 30. Location of Accounts and Records

Michael Ahles, whose address is 5701 Golden Hills Drive, Minneapolis, Minnesota 55416 and Delaware Valley Financial Services, USAllianz Service Center, 300 Berwyn Park, Berwyn, Pennsylvania 19312, maintain physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.


Item 31. Management Services

Not  Applicable


Item 32. Undertakings

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.




                                 REPRESENTATIONS

Allianz Life Insurance Company of North America ("Company") hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

The Insurance Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

   1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

   2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

   3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

   4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.


                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, Allianz Life Insurance Company of North America on behalf of the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Minneapolis and State of Minnesota, on this 20th day of February, 2004.


                                  ALLIANZ  LIFE
                                  VARIABLE  ACCOUNT  B
                                  (Registrant)


                                  By:  ALLIANZ  LIFE  INSURANCE COMPANY
                                       OF  NORTH  AMERICA
                                          (Depositor)

                                  By: /S/ STEWART GREGG
                                     --------------------------------
                                          Stewart Gregg
                                          Senior Counsel



                                  ALLIANZ  LIFE  INSURANCE  COMPANY
                                  OF  NORTH  AMERICA
                                   (Depositor)

                                   By: /S/ STEWART GREGG
                                      ------------------------------
                                           Stewart Gregg
                                           Senior Counsel

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 20th of February, 2004.

Signature  and  Title


Robert W. MacDonald*       Director
Robert W. MacDonald

Mark A. Zesbaugh*          Director and Chief Executive Officer
Mark A. Zesbaugh

Michael P. Sullivan*       Director
Michael P. Sullivan

Dr. Gerhard Rupprecht*     Director
Dr. Gerhard Rupprecht

Rev. Dennis J. Dease*      Director
Rev. Dennis J. Dease

James R. Campbell*         Director
James R. Campbell

Robert M. Kimmitt*         Director
Robert M. Kimmitt

Jan Carendi*               Director and Chairman of the Board
Jan Carendi

Paul M Saffert*            Director
Paul M Saffert

Gabby Matzdorff*           Senior Vice President and
Gabby Matzdorff            Chief Financial Officer

Charles Kavitsky*          President and
Charles Kavitsky           Chief Marketing Officer

Denise Blizil*             Sr. Vice President and
Denise Blizil              Chief Administrative Officer



                                    *By    Power  of  Attorney


                                     By: /S/ STEWART GREGG
                                         --------------------
                                         Stewart Gregg
                                         Attorney-in-Fact

                                    EXHIBITS

                                    FORM N-4

                         ALLIANZ LIFE VARIABLE ACCOUNT B

                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA






                                INDEX TO EXHIBITS

EXHIBIT

EX-99.B4.g. Guaranteed Withdrawal Benefit Endorsment(to be filed by amendment)

EX-99.B4.h. Schedule Page - High Five Bonus

EX-99.B5    Application for Ind Var Ann Contract-High Five Bonus

EX-99.B9    Opinion and Consent of Counsel (to be filed by amendment)

EX-99.B10   Independent Auditors' Consent (to be filed by amendment)